

DURABLE

RELI

SCAL

ADAPT



2004 ANNUAL REPO







Taking the Hill

A storage leader charges harder to wow current customers, woo new ones

Some companies refer to it as **"bending over backwards."** Others prefer **"jumping through hoops," "pulling out all the stops,"** or **"going the extra mile."**

But we at Dot Hill have a phrase of our own to describe our extraordinary emphasis on customer satisfaction. We call it **"business as usual."**

We earned our respected name by building rugged, reliable, high-performance storage hardware and software. But superior gear only partly accounts for Dot Hill's success at cultivating profitable relationships with an ever-growing network of OEM customers, systems integrators and value-added resellers.

The other factors can't be captured on a spec sheet – qualities such as dependability, flexibility and a willingness to work collaboratively with customers to devise the ideal storage systems for their end users. Indeed, being responsive and adaptable led our primary OEM customer to extend their agreement with us less than two years after our initial contract was inked. Today, our products represent a substantial amount of their storage revenues.

But then, "adaptable" is in Dot Hill's DNA. Less than three years ago, faced with the same nosedive in tech spending that was dogging our entire industry, we embraced indirect channel sales and farmed out our manufacturing operations. These moves allowed us to immerse ourselves fully in engineering and product development, which have always been our forte.

Since the transformation, Dot Hill has posted some of the highest quarterly and annual revenues in its history while dramatically boosting earnings and gross margins. And looking ahead, our continued focus on the fast-growing entry-level and midrange storage segments, coupled with our reputation for devising best-in-class products for our partners, is opening more doors for us each and every day.

DURABLE

This much is certain

Market forces, global need validate Dot Hill's niche, strategy, new products

Count on this: A world awash in data will continue to see its storage needs soar.

In a November 2004 report, research giant Gartner, Inc. predicted that worldwide external RAID storage market revenue will increase at a 7.5 percent compound annual growth rate – to $18.4 billion – by 2008.

In a marketplace where organizations are committed to wringing maximum value out of every IT dollar, this is good news indeed for Dot Hill. From corporate headquarters to telco central office environments, and from university campuses to government office complexes, there is an ongoing push for open-standards-based network storage that boasts carrier-class uptime and military-grade construction.



Enter Dot Hill's SANnet II product line, bearing NEBS Level 3 and the MIL-STD-810F ("Mil Spec") certification, which signify the components' near-faultless reliability and imperviousness to physical extremes. In 2004, we augmented our Fibre Channel and SCSI offerings with our first products designed with the cost-effective Serial ATA (SATA) interface. SANnet® II SATA and the SANnet II SATA Special Edition for Windows and Linux environments both provide enormous storage capacity at prices that are well within reach for most businesses.

Those who have followed Dot Hill for any length of time know that we can be relied on to deliver innovative products. In addition to the SATA offerings, we also launched our RIO Xtreme™ storage solution, which is particularly well-suited to applications involving data acquisition and rich-media streaming content. RIO Xtreme was named Storage Hardware Product of the Year at the 2004 IDG Network Awards.

Meanwhile, on the SCSI side, Dot Hill unveiled its sleek, scalable SANnet II Blade storage system, replete with hot-swappable components and lightning-quick access to critical business information.



Of course, as in years past, our proprietary software – SANpath® for intelligent storage networking and SANscape® for efficient storage management – continues to provide Dot Hill with a key competitive advantage, as do our network of Global Response Centers and 24/7 telephone tech support. It's extras such as these that let both current and prospective customers know that relying on Dot Hill storage is always a safe bet.

RELIABLE



Grand ambition

Flexible business model, recent acquisition, new patents pave way for growth

Offering products that grow with the end-user's enterprise has always been a key element of Dot Hill's appeal. Scalability helps ensure solid return-on-investment and lower lifetime total-cost-of-ownership, both of which are abiding concerns for IT professionals and their corporate bosses.



Dot Hill's business model is also designed to "scale up" as demand dictates. Our agreement with manufacturing giant Solectron enables us to ramp production in accordance with customer needs while reducing balance-sheet risk and fixed costs. And that flexibility represents a significant advantage for us following our acquisition of Chaparral Network Storage, Inc. in February 2004.

Chaparral's superbly engineered midrange RAID controllers give Dot Hill the opportunity to have complete control over the intellectual property that we intend to build into our storage, which in turn can help speed new product development and boost our gross margins. The acquisition resulted in the U.S. Patent and Trademark Office granting us several patent awards in 2004 and early 2005, including patents for data mirroring and shared buses, autodetection/correction of duplicate controller IDs, parity mirroring between controllers and, most recently, storage architecture bus zoning. As one trade publication noted: *"These technologies should help Dot Hill get into the running for deals it couldn't bid on before."*

Chaparral's integration into the Dot Hill fold has already helped us bring to market some category-defining new products, such as the award-winning RIO Xtreme Storage Solution. We're confident that the technological self-sufficiency we've gained as a result of the Chaparral acquisition stands to enhance our ability to compete in the midrange storage market and place us front-and-center with new OEM prospects.

Another matter of scale that impresses OEM customers: Unlike many competitors, Dot Hill is willing to establish relationships of a size and scope that meet companies' unique requirements. Our largest OEM customer has outsourced most of its entry-level storage products to us, but not all customers seek a partnership this all-encompassing. Dot Hill is one of very few players in the market with the expertise to furnish anything from individual components to complete customized storage solutions. We believe that our openness to accommodating a broad range of specialized needs will ultimately place us among the most sought-after partners in our industry.

SCALABLE

Built to last

Dot Hill proves as tough and resilient as its product line

Dear Shareholders:

The Dot Hill you're reading about today is, by nearly every measure, a far stronger company than the one you read about last year at this time.

The year 2004 had its share of ups and downs, but any year in which a company posts record net revenues, strengthens and expands its relationships with key customers, and completes strategically sound transactions needed to attract others must be viewed in a positive light.

Dot Hill began 2004 as a company that depended on outside vendors to supply us with the components necessary to meet our channel partners' storage needs. But we closed out the year owning the intellectual property and the expertise needed to truly take charge of our own destiny. Our successful acquisition of Chaparral Network Storage, Inc., will allow us to compete more effectively in the midrange storage marketplace and make the most of our existing strengths in the entry-level segment. The worldwide external RAID storage market is projected to amount to an $18.4 billion business opportunity by 2008 – according to Gartner, Inc. That's a big pie, and we're now well-positioned to carve ourselves a good-sized slice.



Revenue
$250
$200
$150
$100
$50
$0
$47
$187
$240
2002 2003 2004
$ in millions



Earnings Per Share*
$0.50
$0.10
-$0.30
-$0.70
-$1.10
-$1.60
-$1.21
-$1.18
$0.31
$0.31
$0.25
$0.40
GAAP
Pro Forma
2002 2003 2004

* See following page for GAAP vs. pro forma reconciliation for 2002 and 2004.

One of the factors that bodes well for 2005 is an anticipated growth in gross profits associated with our SANnet II SATA product. We expect that our efforts to lower production costs will help us realize this improvement by the end of the second quarter of 2005. Incidentally, despite lower gross margins on the SATA product, Dot Hill's overall gross margins reached 25 percent in 2004, compared with 24 percent in the prior year. And at year's end, our balance sheet was remarkably solid, with $126.2 million in cash, cash equivalents and short-term investments, $246.6 million in total assets, $123.4 million in working capital and stockholders' equity of $196.8 million.

Ultimately, the success of Dot Hill's indirect sales strategy, which we initiated in 2003 and which has served us extremely well in recent years, hinges on our ability to continue building on our relationship with our leading OEM customer and forging equally profitable relationships with new customers. Here are just a few of the reasons why we believe we're poised to succeed on both fronts:

- We continue to do a terrific job at meeting the needs of our largest customer. Having shipped over 55,000 units since our agreement was signed in May 2002, we're optimistic that our ongoing commitment to engineering excellence and responsive service can ultimately win us an even larger share of this custom business.
- Our product quality has never been better, and as we prepare to martial our capabilities and resources to enter the SAS and iSCSI markets, we believe our reputation for quality and customer satisfaction will precede us.
- Our executive team includes some of our industry's most seasoned veterans, including Dana Kammersgard, who became president of Dot Hill in 2004 after an impressive tenure as our chief technical officer and company co-founder. We've been part of the storage sector's evolution for over two decades, but we believe our greatest accomplishments are still ahead of us.

Durable, reliable, adaptable: Many of the same qualities that make for great network storage also make for a great network storage partner. Great companies are those nimble enough to respond to new market dynamics, smart enough to consistently find opportunity in emerging trends, and tough enough to weather periods of transition in order to emerge stronger than ever. These are the ideals that guide us as we continue working to earn your confidence in 2005.

Sincerely yours,



James Lambert
CEO and Vice Chairman, Board of Directors
Dot Hill Systems Corp.

ADAPTABLE

The following table provides a reconciliation of the differences between the pro forma financial measures presented below and the most directly comparable financial measures calculated and presented in accordance with GAAP.

	TWELVE MONTHS ENDED		
	12/31/02	12/31/03	12/31/04
GAAP diluted EPS	$ (1.39)	$ 0.31	$ 0.[illegible]
Adjustments:			
Charge for in-process R & D	–	–	[illegible]
Amortization of intangible assets	–	–	[illegible]
Write-off of discontinued inventory	–	–	[illegible]
Charge for fair value of issued warrant	0.15	–	–
Addition (Reversal) of restructuring accrual	0.06	–	[illegible]
Diluted EPS, adjusted for the items above	$ (1.18)	$ 0.31	$ 0.[illegible]

2002

The pro forma measures provided above, for the year ending December 31, 2002 remove the impact of a charge equal to the fair value of a common stock warrant issued to a customer to purchase our products in the future and the addition of restructuring reserves for vacant office space.

2004

The pro forma measures provided above, for the year ending December 31, 2004 which remove the charge for in-process research and development incurred in connection with our acquisition of Chaparral, the related expense resulting from the amortization of intangible assets with finite lives (acquired in connection with the acquisition Chaparral), the write-off of discontinued NAS inventory and the impact of reversing of a portion of our restructuring accrual related to our former New York office from the most directly comparable GAAP measures, are included as an additional clarifying item to aid readers of the financial statements in further understanding the Company's quarterly and annual performance and the impact that these items and events had on the financial results. The pro forma financial measures provided above should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


MAIL
PROCESSING
RECEIVED
APR 0 4 2005
WASH. D.C.
SECTION

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From to

Commission file number 1-13317

DOT HILL SYSTEMS CORP.
(Exact name of registrant as specified in its charter)

DELAWARE (State of incorporation)	**13-3460176** (IRS Employer Identification No.)
6305 El Camino Real **Carlsbad, CA** (Address of principal executive offices)	**92009** (zip code)

(760) 931-5500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common stock, $0.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☒ No ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2004 was $412,074,813. Documents incorporated by reference: Portions of the registrant's definitive proxy statement for its 2004 annual meeting of stockholders are incorporated by reference into Part III of this Form 10-K.

The number of shares of the registrant's common stock outstanding as of March 7, 2005 was 43,793,613.

DOT HILL SYSTEMS CORP.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2004

(This page has been left blank intentionally.)

Forward-Looking Statements

Certain statements contained in this report, including, but not limited to, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by those sections. Future filings with the Securities and Exchange Commission, or SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may also contain forward-looking statements. Because such statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements are set forth in the section entitled "Certain Risk Factors Related to the Company's Business," in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this Annual Report on Form 10-K.

Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

PART I

Item 1. Business

We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance. Our RIO Xtreme™ products provide high performance and large capacities for a broad variety of environments. Our SANnet® products have been distinguished by certification as Network Equipment Building System, or NEBS, Level 3 and are MIL-STD-810F compliant based on their ruggedness and reliability.

Our products and services are sold worldwide to end-users primarily through our channel partners, including original equipment manufacturers, or OEMs, systems integrators, or SIs, and distributors. In May 2002, we entered into a three-year OEM agreement with Sun Microsystems, or Sun, to provide our storage hardware and software products for private label sales by Sun, and that agreement was recently extended until May 2007. We have been shipping our products to Sun for resale to Sun's customers since October 2002. We continue to develop new products for resale by Sun and other channel partners and expect to begin shipping several new products later in 2005.

In February 2004, we acquired all the outstanding shares of Chaparral Network Storage, Inc., or Chaparral, a privately held storage system provider. We expect to integrate Chaparral's storage controller technology into our line of storage products. As a result of the acquisition, we have designated our Colorado facility as a research and development hub and continue to use Chaparral's team of engineers and facility support personnel.

As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations to Solectron Corporation, or Solectron. Our agreement with Solectron allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of Solectron's manufacturing and procurement economies of scale.

We were formed in 1999 by the combination of Box Hill Systems Corp. and Artecon, Inc., or Artecon. We reincorporated in Delaware in 2001. Our website address is http://www.dothill.com. Information contained on our website does not constitute a part of this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through our website. These reports are accessible on our website promptly after being filed with the SEC and are also accessible through the SEC's website which may be found at http: //www.sec.gov. In addition, you may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Industry Background

Growth of Data Storage

The efficient generation, storage and retrieval of digital data and content has become increasingly strategic and mission-critical to organizations. The volume of this data continues to grow rapidly, driven by several factors including:

- the proliferation of different types of data, including graphics, video, text and audio;
- the emergence of Internet-based communication protocols which enable users to rapidly duplicate, change and re-communicate data;
- new regulations and corporate policies requiring additional storage, such as compliance with the Sarbanes-Oxley Act of 2002, requirements imposed on healthcare companies and evolving regulatory requirements for financial services companies;
- the implementation of enterprise-wide databases containing business management information;
- gains in network bandwidth and the technology for managing and classifying large volumes of data; and
- the development of the information lifecycle management, or ILM, and the expansion of the disk-to-disk backup market, due to new applications of technologies that offer improved alternatives in the trade-off between performance and cost of ownership.

According to Gartner, Inc., or Gartner, the total storage capacity of all worldwide external, controller-based disk storage systems shipped will grow by 64.6% on a compounded annual basis between 2003 and 2008, reaching 5.8 million terabytes, or TB, in 2008.

Traditionally, storage vendors have designed products for markets differentiated by capacity, performance, price and feature set. These storage markets are typically identified as:

- *Entry-level.* Entry-level storage products are designed for relatively low capacity, simple, stand-alone data storage needs for which price and simplicity are the main purchasing considerations. Vendors address this market primarily through an indirect sales channel approach employing retailers and VARs that assist information technology, or IT, managers in identifying, purchasing and installing the product.
- *Midrange.* Midrange or departmental/workgroup storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server tailored to the needs of the local users. In this

market, storage providers primarily sell their products to local IT managers through VARs and regional or small SIs.

- *High-end*. High-end or data center storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity, high performance, automation, extreme reliability, continuous availability, systems interoperability and global service and support. In this market, storage providers sell their products with a combination of a direct sales force and indirect channels, including OEMs, large SIs and managed services providers.

In addition to dramatic increases in the overall volume of data, the storage market has been influenced by the following major trends:

Migration to Network Computing. Computing processes and architectures have evolved from mainframe computing systems toward a centrally managed network computing environment characterized by multiple operating systems and server platforms that must share information. Organizations require large-scale data storage solutions offering:

- increased connectivity capabilities;
- greater capacity;
- higher performance;
- the ability to share data among different platforms;
- greater reliability; and
- greater protection.

Organizations have responded by implementing tailored networks, optimized for data storage functions, that facilitate data access and protection.

Increasing Focus on Total Cost of Ownership and Return on Investment. IT managers are increasingly focused on lowering the total cost of ownership and increasing their return on investment on each technology purchase. IT managers evaluate total cost of ownership and return on investment based upon several metrics, including initial purchase price, ease of provisioning, scalability, reliability and redundancy, ease of management, IT staff productivity, operating costs and after-sale service and support.

Storage Area Networks

Customers require storage systems that enable them to capture, protect, manage and archive data across a variety of storage platforms and applications without sacrificing performance. Historically, the Small Computer Systems Interface, or SCSI, was the primary method of connecting storage to servers. Then, the Fibre Channel protocol was developed, which enables storage devices to connect to servers over a networked architecture, allowing end-users to connect multiple storage devices with high bandwidth throughput over long distances and centrally manage their storage environment. Centrally managed network storage systems are designed to provide connectivity across multiple operating systems and devices and may be based on either open or proprietary technology standards. Gartner estimates that by 2008 network storage product sales will represent over 70.9% of the worldwide external disk storage market compared to approximately 61.3% of the market in 2003, growing at a 10.7% compound annual growth rate, or CAGR, from $7.8 billion in 2003 to $13.1 billion in 2008.

Storage area networks, or SANs, apply the benefits of a networked approach to data storage applications, allowing large blocks of data to move efficiently and reliably between multiple storage devices and servers without interrupting normal network traffic. SANs provide high scalability, connectivity and fault-tolerance, which permit IT managers to create and manage centralized pools of storage and backup devices with redundant data paths. With the addition of file-sharing software, SANs also allow multiple hosts to share consolidated data, dramatically reducing the need to duplicate, move and manage multiple files in a wide variety of data-intensive applications. SANs primarily employ Fibre Channel technology.

Demand for High Performance, Affordable Network Storage Solutions

Customers increasingly demand higher performing, affordable solutions to address expanding storage requirements, interoperability across disparate systems, the need for improved connectivity and rising data management costs. Customers are also demanding open standards architecture and modular systems that allow them to add capacity as needed. These demands have created significant opportunities for network storage system solutions that are affordable and provide high performance.

Reliability

Perhaps one of the most important requirements for many customers is that their stored data be available, and that the systems upon which they are stored be reliable. For example, Internet-related customers can lose significant revenue for every minute their sites are inoperable and users can't access data from the web site. Similarly, the operations of corporate customers can grind to a halt if precious data is lost or unavailable. For these reasons, a storage system's reliability is often the critical factor in making a choice among storage systems.

Our Solutions

We offer a broad line of networked data storage solutions composed of standards-based hardware and software for open systems environments. Many of the performance attributes demanded by high-end/data center end-users are incorporated into our products, at prices that are suitable for the entry-level or midrange markets. Our end-users consist of entry-level, midrange and high-end/data center users, requiring cost-effective, easily managed, high performance, reliable storage systems. Our product lines range from approximately 146 gigabyte, or GB, to complete 32 TB storage systems. These offerings allow our products to be integrated in a modular building block fashion or configured into a complete storage solution, increasing OEM flexibility in creating differentiated products. Modular products also allow our indirect channel partners to customize solutions, bundling our products with value-added hardware, software and services.

Our products and services are intended to provide users with the following benefits:

- *Low Total Cost of Ownership and High Return on Investment.* Our products combine reliability, flexibility, scalability and manageability into one of the smallest form factors in today's market. Our product set provides end-users with a low total cost of ownership due to our products' extreme reliability, the simplicity of our "plug-and-play" technology, decreased service and support costs and modular system approach that allow end-users to add capacity as needed. The modular nature of our products addresses our end-users' desire for a storage solution that does not require a large, upfront investment in a monolithic structure with unused capacity. In addition, we believe that our SANnet II storage systems are among the most space-efficient in the storage industry, maximizing our customers' limited space and significantly reducing their costs. By extending and leveraging our customers' installed storage system and architecture, we are able to provide solutions that offer both a lower total cost of ownership and a higher return on investment.

- *Modular Scalability.* Our products are designed using a single cohesive modular architecture that allows customers to size and configure storage systems to meet their specific requirements. This modular architecture also allows customers to easily expand and, in some cases, reconfigure a system as their needs change, permitting them to extend the useful life of and better utilize their existing systems.

- *Reliability.* We believe that high reliability is essential to our customers due to the critical nature of the data being stored. We offer enterprise-class reliability in our product lines and integrate the latest in technological advances to meet expanding market opportunities. We design redundancy, 99.9998% reliability, high performance, and ruggedness into our SANnet II storage systems. Redundant components have the ability to be replaced while the system is online without interrupting network activity. All of our SANnet II disk array products currently offered are certified to operate under extreme climatic and other harsh operating conditions without degradation in reliability or performance, as attested to with the NEBS Level 3 and MIL-STD-810F certifications.

- *Open Systems, Multi-Platform Support.* As an independent provider of storage products, we are well positioned to provide storage solutions on a variety of platforms and operating systems, including Linux, Unix and Windows. Our SANnet II line of systems supports multiple servers using different operating systems simultaneously. This multi-platform compatibility allows customers to standardize on a single storage system that can readily be reconfigured and redeployed at minimal cost as the customer's storage architecture changes.

- *Manageability.* The ability to manage storage systems, particularly through software, is a key differentiator among storage vendors. SANscape, our storage management software, enables customers to more easily manage and configure their storage systems and respond to their changing system requirements. In addition, SANpath, our storage area networking software, further enhances performance and reliability.

Following the acquisition of Chaparral in February 2004, we began integrating the technology purchased into our existing products. We also, intend to continue to offer customers existing Chaparral products and to integrate Chaparral's storage controller technology into future products and product lines.

Our Strategy

Our objective is to focus on profitable growth and capture an increasing share of the open systems storage solution market.

Focus on Profitable Growth. We have focused our business strategy in several ways to enhance our margins and increase profits.

- *Utilize indirect sales channels.* We have adopted an indirect sales model to access end-user markets primarily through our OEM, SI, distributor, and VAR partners. This allows us to benefit from our channel partners' extensive direct and indirect distribution networks, installed customer base, and greater sales, marketing, and global service and support infrastructures.

- *Outsource manufacturing and service operations.* We outsource substantially all of our manufacturing operations, which allow us to reduce manufacturing infrastructure, enhance working capital, and improve margins. In addition, we encourage our channel partners to provide support and service directly to end-users.

Develop and Expand OEM Relationships. In May 2002, we entered into an OEM agreement with Sun under which Sun resells our SANnet II and SANscape® products to its customers under Sun's private label. Our agreement with Sun was expanded in January and March 2004 to extend the term by three years and include additional products under the agreement. In addition to Sun, we have other OEM partners, including Comverse Technology, Inc., or Comverse Technology, Motorola, Inc., or Motorola, and NEC Corp, or NEC, for our hardware products and Storage Technology Corporation, or

StorageTek, and Network Appliance, Inc., or NetApp, for our software products. We intend to continue seeking additional OEM relationships with other industry leaders to sell current and future products and expand the number of products offered to existing OEM partners to enable them to address new markets.

Broaden Non-OEM Channels to Diversify Revenues. We intend to continue expanding our non-OEM sales channels through SIs, distributors and VARs in order to decrease our revenue concentration with OEMs. During 2004 we expanded our relationship with Bell Microsystems, Inc. where Bell Microsystems will resell our complete line of storage products.

Grow and Extend Technology Leadership. We view our core competencies as the research, design and engineering of modular open storage systems. We believe that focused research and development on advanced, cost effective storage technologies is critical to our ongoing success. We intend to accelerate our expenditures on technology development and integration in order to offer more complete storage solutions and enhance our existing products to benefit our channel partners' efforts to increase sales. We introduced our SANnet II Serial Advanced Technology Attachment, or SATA, during the second quarter of 2004. We expect to introduce products integrating the Chaparral storage controller technology later this year.

Pursue Strategic Alliances, Partnerships and Acquisitions. We will continue to evaluate and selectively pursue strategic acquisitions, alliances and partnerships that are complementary to our business. We believe that growth of the network storage market will create additional opportunities to expand our business. In addition, we believe the most efficient pursuit of these opportunities will be through strategic alliances and relationships, which allow us to leverage our existing design and marketing infrastructure while capitalizing on products, technologies and channels that may be available through potential strategic partners.

Our Products

We design our family of open systems storage hardware and software products with the reliability, flexibility and performance necessary to meet IT managers' needs for easily scalable cost effective solutions. We currently offer storage systems in Fibre Channel, SCSI, and SATA configurations. Our software offerings consist of storage management applications, which can manage any one or all of our storage system configurations, and performance enhancing software that we sell bundled with our storage systems or license separately to OEM customers.

All of our SANnet II products are NEBS Level 3 certified and MIL-STD-810F compliant. NEBS guidelines were originally developed by Bellcore, now Telcordia, as ultra-high reliability standards for telecommunications equipment, including storage products. There are three levels of NEBS specifications. The most rugged and reliable equipment is rated carrier-class NEBS Level 3. The NEBS standards mandate a battery of tests designed to simulate the extreme conditions resulting from natural or man-made disasters and cover a range of product requirements for operational continuity. MIL-STD-810F is a military standard created by the U.S. Government. It involves a range of tests used to measure the reliability of equipment in extreme conditions, including physical impact, moisture, vibration and high and low temperatures. These standards address system ruggedness and reliability, which are important requirements for end-users.

Our primary products include the following:

Product Line	Description	General Availability	Capacity	Target Market	Features
Hardware					
SANnet II SCSI	2 unit high, 12 to 36 drives, Ultra160 SCSI DAS storage	4Q02	146 GB to 10 TB using 300 GB SCSI drives	Entry-level and Midrange	Compact 3.5 inch high enclosures, fully redundant RAID using SCSI connections, expandable storage capacity
SANnet II FC	2 unit high, 12 to 108 drives, 2 Gigabit Fibre Channel DAS and SAN storage	1Q03	146 GB to 32 TB using 300 GB FC drives	Entry-level and Midrange	Complete SAN solution in a single enclosure, scalable performance and capacity without interruptions
SANnet II Blade	1 unit high, drives, Ultra320 SCSI DAS	1Q04	146 GB to 1.2 TB using 300 GB SCSI drives	Entry-level	Highly rack-optimized design, connects to low-cost server SCSI ports
SANnet II SATA	2 unit high, 12 to 72 drives, 2 Gigabit Fibre Channel DAS and SAN storage	2Q04	800GB to 28 TB using 400 GB SATA drives	Entry-level and Midrange	Complete SAN solution in a single enclosure, scalable performance and capacity without interruptions
RIO Xtreme	5 unit high, 24 to 108 drives, 2 Gigabit Fibre Channel DAS and SAN storage	3Q04	1.75 TB to 32 TB using 300 GB FC drives	Midrange	Complete SAN solution, scalable performance and capacity without interruptions, optimized for high bandwidth applications
Software					
SANpath	Storage area networking software	1Q00	N/A	Entry-level and Midrange	Load balancing, multipathing, path fail over, path fail back and LUN masking
SANscape	Storage management software	1Q00	N/A	Entry-level and Midrange	Graphical and command line consoles with diagnostics, monitoring and reporting

See related discussion in Note 18 to our consolidated financial statements for the year ended December 31, 2004.

SANnet II Family of Storage Solutions. We began the introduction of our SANnet II family, during the fourth quarter of 2002. SANnet II provides enterprise class functionality to the entry-level, midrange and high-end storage markets at attractive prices. Through our SANnet II family of networked storage solutions, we offer compact, rugged RAID arrays that support SAN and direct attached storage, or DAS, configurations. The SANnet II products provide 99.9998% uptime and are tested to operate in extreme environmental conditions. In addition, our SANnet II products share a common modular architecture and unified management system that integrates our SANpath and SANscape management software.

- *SANnet II SATA.* We launched our SANnet II SATA storage product in the second quarter of 2004. It is an entry-level storage product for IT managers requiring a compact near line storage solution.

- *SANnet II Blade.* We launched our SANnet II Blade product during the first quarter of 2004. It is an entry-level ultra-compact storage solution for DAS architectures.
- *SANnet II FC.* We launched our SANnet II FC storage product in the first quarter of 2003. It is a Fibre Channel-based online storage product for IT managers that require a SAN solution.
- *SANnet II SCSI.* We launched our SANnet II SCSI product during the fourth quarter of 2002. It is an entry-level ultra-compact storage solution for DAS architectures.

RIO Xtreme Family of Storage Solutions. We introduced our newest generation of open systems storage products, our RIO Xtreme family, during the third quarter of 2004. Rio Xtreme provides high performance to the midrange and high-end storage markets at attractive prices. Through our RIO Xtreme family of networked storage solutions, we offer compact, fast arrays that support SAN and DAS configurations.

We acquired the controller technology used in RIO Xtreme in our acquisition of Chaparral.

- *RIO Xtreme.* We launched our RIO Xtreme storage product in the third quarter of 2004. It is a mid-range storage product for applications requiring high bandwidth storage.

Software. We develop application software technologies and products that are complementary to our overall storage solutions. Our host-based software is delivered as two primary application suites: SANpath and SANscape. Our software supports widely used open systems platforms, including Linux, Unix, and Windows.

- *SANpath.* SANpath is our storage area networking software that improves system performance and enables storage multipathing to ensure comprehensive reliability, availability and serviceability. Originally released during the first quarter of 2000, SANpath functions with SCSI or Fibre Channel host connections and storage hardware, including our SANnet II storage solutions deployed within either DAS or SAN architectures. All SANpath managed environments may be re-configured without interruptions to operating systems or applications. SANpath provides a number of features, such as: path failover, load balancing, dynamic volume management, the reassignment of storage volume without server restarts and secure storage volume assignment via access control lists.
- *SANscape.* SANscape is our storage management software that facilitates the monitoring, configuration and maintenance of our SANnet II storage solutions using a Java-based graphical user interface and a variety of tools. Originally released during the first quarter of 2000, SANscape also creates an optional consolidated interface for the administration of SANpath. SANscape can be used to manage various storage solutions deployed throughout an organization. Its event tools monitor the storage solutions under management and report status changes to administrators by email, pager and other means.

Sales and Marketing

We market and distribute our products globally through our partners. Our channel partners consist of OEMs, SIs and VARs, which we use to cost-effectively pursue a wide range of potential end-users. We rely on multiple channels to reach end-user customers that range in size from small businesses to government agencies and large multinational corporations. We have established a channel partner program consisting of tiers that distinguishes and rewards our partners for their levels of commitment and performance. We maintain a sales and marketing organization operating out of our headquarters in Carlsbad, California, with regional offices in Germany, Japan, the Netherlands, Singapore and the United Kingdom as well as several smaller localized field sales offices throughout North America. Our products are sold under the Dot Hill brand name and under the names of our OEM customers. For the year ended December 31, 2002, 2003 and 2004 sales to one customer accounted for approximately 25.0%, 83.4%, and 86.3% of our net revenues, respectively. Generally, our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty.

OEMs

Our primary distribution channel is through OEMs. We have several OEM relationships and are actively developing new ones. Currently OEM partners include Comverse Technology, Motorola and Sun. OEMs generally resell our products under their own brand name and typically assume responsibility for marketing, sales, service and support. Our OEM relationships allow us to sell into geographic or vertical markets where each OEM has significant presence. For the years ended December 31, 2003 and 2004, OEM sales represented 85.9% and 89.6% of our net revenue, respectively. Sales to Sun accounted for 83.4% and 86.3% of our net revenue for the years ended December 31, 2003 and 2004, respectively.

Indirect Channels

Most of our non-OEM products are sold in conjunction with SIs, distributors, and VARs who work closely with our sales force to sell our products to end-users. Our indirect channel partners generally resell our products under the Dot Hill brand name and share responsibility with us for marketing, sales, service and support. We believe indirect channel sales represent an attractive growth opportunity and intend to expand the scope of our indirect channel sales efforts by continuing to actively pursue additional indirect channel partners, both domestically and internationally.

Marketing

We support our OEM and other indirect channels with a broad array of marketing programs designed to build our brand name, attract additional channel partners and generate end-user demand. Our product marketing team, located in Carlsbad, California, focuses on product strategy, product development roadmaps, the new production introduction process, product lifecycle management, demand assessment and competitive analysis. The product marketing team also ensures that product development activities, product launches, channel marketing program activities and ongoing demand and supply planning occur on a well-managed, timely basis in coordination with our development, manufacturing and sales groups, as well as our sales channel partners. The groups work closely with our sales and research and development groups to align our product development roadmap to meet key channel technology requirements.

Our Relationship with Sun

In May 2002, we entered into a three-year OEM agreement with an annual renewal to provide our SANnet II and SANscape products for private label sales by Sun. This agreement was recently extended until May of 2007. During October 2002, we began shipping to Sun the first product in our SANnet II family of systems, SANnet II SCSI, for resale to Sun's customers. We began shipping our SANnet II FC to Sun in March 2003, our SANnet II SATA to Sun in June 2004, and our SANnet II Blade to Sun in March 2004. We are developing new products targeted for sale by Sun and expect our relationship to continue to expand. There are no minimum purchase agreements or guarantees in our agreement with Sun, and the agreement does not obligate Sun to purchase its storage solutions exclusively from us.

As of December 31, 2004, Sun held the right to acquire from us a number of shares of common stock equal to up to 3.2% of our common stock outstanding. In May 2002, in connection with the original OEM agreement, we issued a warrant to Sun to purchase 1,239,527 shares of our common stock. In February 2003, we issued a warrant to Sun in connection with a private placement of our preferred stock. As of December 31, 2004, this warrant was exercisable for 154,742 shares of our common stock. Under the terms of the warrants, we are obligated to file a registration statement with respect to the resale of all of the shares of our common stock issuable upon exercise of the warrants.

We believe that our relationships with market leaders like Sun strengthen our credibility in the marketplace, validate our technology and enable us to sell our products to a much broader customer base. In addition to expanding and enhancing our relationships with current OEM customers and other types of channel partners, we intend to add additional OEM customers as a part of our overall strategy.

Because of our relationship with Sun, we are subject to seasonality related to Sun's historical sales pattern. Generally, sales for the second quarter of our fiscal year reflect the positive impact attributed to Sun historically strong sales in the last quarter of its fiscal year. Conversely, sales for the third quarter of our fiscal year typically reflect the impact of decreased sales to Sun for the first quarter of its fiscal year.

Customer Service and Support

We recognize that providing comprehensive, proactive and responsive support is essential to establishing new customer accounts and securing repeat business. We provide comprehensive, 24 hours a day, seven days a week, 365 days a year, global customer service and support, either directly or through third party service providers, aimed at simplifying installation, reducing field failures, minimizing system downtime and streamlining administration. Through direct and third party service providers, we maintain a global network of professional engineers and technicians who provide telephonic technical support in various languages from strategically located global response centers on a 24 hour, seven day basis. In addition, we provide four hour on site service response on a global basis. We also offer all of our customers access to SANsolve, our web-hosted interactive support knowledge base that gives our customers the ability to find answers to technical questions as well as initiate and track all support issues.

We have also taken steps to better align our service and support structure with our indirect sales model. We have:

- Encouraged our channel partners to provide support and service directly to end-users. For example, Sun, our primary channel partner, provides all but the fifth and final level of support and service to its end-users; we provide that final level of support and service;
- Focused on providing the higher levels of support for a fee and the establishment of authorized service providers; and
- Engaged Anacomp, Inc., or Anacomp, to be the exclusive provider of on site maintenance, warranty and non-warranty services for customers who purchase new maintenance agreements for our prior generation SANnet product family and other legacy products. Anacomp also manages our non-warranty customers and is the exclusive distributor of spare parts for our legacy products. In addition, Anacomp provides first and second level technical support for all of our product lines.

We plan to continue to maintain our current service offerings, including onsite support contracts. These services will be performed either directly by us, or through the increased use of third party service providers.

Research and Development

Our research and development team is focused on developing innovative storage and networking products, storage management software for the open systems market, and the integration of our recently-acquired storage controller technology into Dot Hill designed storage systems. We have a history of industry firsts, including the first successfully commercialized hot-swappable SCSI disk array and RAID storage system for the Unix environment, and the first NEBS Level 3 certified and MIL STD-810F tested line of storage systems. We believe that our success depends on our ability to continuously develop products that meet changing customer needs and to anticipate and proactively respond to highly evolving technology in a timely and cost-effective manner. We also generally design and develop our products to have a modular architecture that can be scaled to meet customer needs and modified to respond to technological developments in the open systems computing environment across product lines.

Our areas of expertise include Linux, Unix and Windows driver and system software design, SAN storage resource management software design, data storage system design and integration, controller and router design and technology and high-speed data interface design. We are currently focusing development efforts on our next-generation family of storage systems and on our software products. Projects include the launch of additional members of the SANnet II family of systems, improvements to our storage software offerings and next generation high-speed solutions that will take advantage of the latest transports and technologies.

Our research and development activities are directed by individuals with significant expertise and industry experience. Our total research and development expenses were $10.0 million, $11.9 million and $18.0 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Manufacturing and Suppliers

Since 2002, we have outsourced substantially all of the manufacturing operations for our SANnet I and SANnet II systems and RAID controllers to third party manufacturing companies. By outsourcing manufacturing we have been able to reduce expenses related to our internal manufacturing operations and focus on our research and development activities. Under our OEM agreement with Sun, Sun has the right to require that we use a third party to manufacture our products. This external manufacturer must meet Sun's engineering, qualification and logistics requirements.

Intellectual Property

Our success depends significantly upon our proprietary technology. We have received registered trademark protection for the marks SANnet®, SANpath®, SANscape®, Stratis®, Dot Hill®, Dot Hill Systems® and the Dot Hill logo. We have attempted to protect our intellectual property rights primarily through copyrights, trade secrets, employee and third party nondisclosure agreements and other measures. We have registered trademarks and will continue to evaluate the registration of additional trademarks as appropriate. We claim common law protection for, and may seek to register, other trademarks. In addition, we generally enter into confidentiality agreements with our employees and with key vendors and suppliers.

As of December 31, 2004, we had been awarded a total of 12 U.S. patents, three of which were awarded in 2004. Four patents generally cover RAID controller and SAN technology, which we believe could provide us with material competitive advantage. In addition, as of December 31, 2004, we had one Allowed U.S. patent, and 23 Filed U.S. patent applications. If we are unable to protect our intellectual property or infringe intellectual property of a third party, our operating results could be harmed.

Competition

The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC Corp., Hitachi Data Systems Corp., Engenio Information Technologies, Inc., a subsidiary of LSI Logic Corp., or Engenio, Adaptec, Inc., Xyratex Ltd., and Network Appliance, Inc. We also compete with traditional suppliers of computer systems, including Dell Inc., Hewlett-Packard Company and International Business Machines Corp., or IBM,, which market storage systems as well as other computer products.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of new, privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future.

We believe the principal competitive factors in the storage systems market are:

- Product performance, features, scalability and reliability;
- Price;
- Product breadth;
- Timeliness of new product introductions; and
- Interoperability and ease of management.

We believe that we compete favorably in each of these categories. To remain competitive, we believe we must invest significant resources in developing new products, enhancing our current products, and maintaining high quality standards and customer satisfaction.

Employees

As of December 31, 2004, we had 253 full-time employees, of whom 68 were engaged in sales and marketing, 109 in research and development, 44 in manufacturing, 24 in general management and administration and 8 in customer service and support. We have not had a work stoppage among our employees and none of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Executive Officers of the Registrant at December 31, 2004

Name	Age	Position	Officer since
James L. Lambert	51	Chief Executive Officer, and Vice Chairman	August 1984*
Dana W. Kammersgard	49	President	August 1984*
Preston S. Romm	51	Chief Financial Officer, Vice President, Finance, Treasurer and Secretary	November 1999

* Note: In 1999, Artecon, Inc. and Box Hill Systems Corp. merged to form Dot Hill Systems Corp. Artecon was founded in 1984 by James Lambert and Dana Kammersgard. Both Mr. Lambert and Mr. Kammersgard were officers of Artecon from its inception until the merger, and have been officers of Dot Hill since the merger.

All officers are elected by the board of directors and serve at the pleasure of the board of directors as provided in our bylaws.

James L. Lambert has served as Vice Chairman and Chief Executive Officer since August 2004. From August 2000 to August 2004 Mr. Lambert served as Director and the President, Chief Operating Officer and sole Chief Executive Officer. Since August 1999, he has also served as President, Chief Operating Officer and Co-Chief Executive Officer. A founder of Artecon, Mr. Lambert served as President, Chief Executive Officer and director of Artecon from its inception in 1984 until the merger of Box Hill Systsems Corp. and Artecon in August 1999. Mr. Lambert currently serves as a director of the Nordic Group of Companies, a group of privately held companies. He is also a member of World Presidents Organization. Mr. Lambert holds a B.S. and an M.S. in Civil and Environmental Engineering from University of Wisconsin, Madison. Mr. Lambert is William R. Sauey's son-in-law.

Dana W. Kammersgard has served as our President since August 2004. From August 1999 to August 2004, Mr. Kammersgard served as our Chief Technical Officer. Mr. Kammersgard was a founder of Artecon and served as a director from its inception in 1984 until August 1999. At Artecon, Mr. Kammersgard served in various positions since 1984, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999 and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to co-founding Artecon, Mr. Kammersgard was the director of software development at CALMA, a division of General Electric Company. Mr. Kammersgard holds a B.A. in Chemistry from the University of California, San Diego.

Preston S. Romm has served as our Chief Financial Officer, Vice President, Finance and Treasurer since November 1999. Mr. Romm has also served as our Secretary since April 2001. From January 1997 to November 1999, Mr. Romm was Vice President of Finance, Chief Financial Officer and Secretary of Verteq, Inc., a privately-held semiconductor equipment manufacturer. From November 1994 to January 1997, Mr. Romm was Vice President of Finance and Chief Financial Officer of STM Wireless, Inc., a wireless data and voice equipment manufacturer. From July 1990 to November 1994, Mr. Romm was Vice President and Controller of MTI Technology Corporation, a provider of data storage systems. Since March 2004, Mr. Romm has served as a director of Netlist, Inc., a developer of high-density memory subsystems that use proprietary printed circuit board designs. Mr. Romm holds a B.S. in Accounting from the University of Maryland and a M.B.A. from American University.

Certain Risk Factors Related to the Company's Business

Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this Form 10-K, including our financial statements and related notes.

Under our OEM agreement with Sun, Sun is not required to make minimum purchases or purchase exclusively from us, and we cannot assure you that our relationship with Sun will not be terminated or will generate significant sales.

Our business is highly dependent on our relationship with Sun. Sales to Sun accounted for 83.4% and 86.3% of our net revenue for the years ended December 31, 2003 and December 31, 2004, respectively. Our OEM agreement with Sun had an initial term of three years and was extended in January 2004 for an additional two years through May 2007. However, there are no minimum purchase requirements or guarantees in our agreement with Sun, the agreement does not obligate Sun to purchase its storage solutions exclusively from us and Sun may cancel purchase orders submitted under the agreement at any time. Sun may terminate the entire contract prior to the contract expiration date upon the occurrence of certain events that are not remedied within a specified cure period. The decision by Sun not to renew its contract with us, to terminate the contract, to cease making purchases or to cancel purchase orders would cause our revenues to decline substantially. We cannot be certain if, when or to what extent Sun might terminate its contract with us, cancel purchase orders, cease making purchases or elect not to renew the contract upon the expiration of the initial term. We expect to receive a substantial majority of our projected net revenue for the year ended December 31, 2005 from sales of our products to Sun. We cannot assure you that we will achieve these expected sales levels. If we do not achieve the sales levels we expect to receive from Sun, our business and result of operations will be significantly harmed.

Any decline in Sun's sales could harm our business.

A substantial majority of our revenues are generated by sales to Sun, which sells our products as separate units or bundled with its servers. If Sun's storage-related sales decline, our revenues will also decline and our business could be materially harmed. In addition, Sun's quarterly operating results typically fluctuate downward in the first quarter of their fiscal year when compared with the immediately preceding fourth quarter. If these fluctuations cause Sun to decrease purchases of our storage products, our results in the first quarter of Sun's fiscal year, which is our third quarter, could be harmed. During October 2004, Engenio announced that it had broadened its OEM agreement with Sun. Under terms of the expanded agreement, Engenio will provide Sun with new modular storage technology and will co-develop future Sun storage products. While we do not currently believe that Engenio's relationship with Sun will impact our sales or our relationship with Sun, we cannot predict the impact that the Sun and Engenio relationship, if any, will have on our future sales to Sun.

We are dependent on sales to a relatively small number of customers.

Because we intend to expand sales to channel partners, we expect to experience continued concentration in our customer base. As a result, if our relationship with any of our customers were disrupted, we would lose a significant portion of our anticipated net revenue. We cannot guarantee that our relationship with Sun or other channel partners will expand or not otherwise be disrupted. Factors that could influence our relationship with significant channel partners, including Sun, include:

- our ability to maintain our products at prices that are competitive with those of other storage system suppliers;
- our ability to maintain quality standards for our products sufficient to meet the expectations of our channel partners; and
- our ability to produce, ship and deliver a sufficient quantity of our products in a timely manner to meet the needs of our channel partners.

None of our contracts with our existing channel partners, including Sun, contain any minimum purchasing commitments. Further, we do not expect that future contracts with channel partners, if any, will include any minimum purchasing commitments. Changes in the timing or volume of purchases by our major customers could result in lower revenue. In addition, our existing contracts do not require our channel partners to purchase our products exclusively or on a preferential basis over the products of any of our competitors. Consequently, our channel partners may sell the products of our competitors.

The loss of one or more suppliers could slow or interrupt the production and sales of our products.

Solectron, our third party manufacturer, relies on third parties to supply key components of our storage products. Many of these components are available only from limited sources in the quantities and quality we require. Solectron purchases the majority of our redundant arrays of independent disks, or RAID, controllers from Infortrend Technology, Inc., or Infortrend. Solectron may not be able to purchase the type or quantity of components from third party suppliers as needed in the future.

From time to time there is significant market demand for disk drives, RAID controllers and other components, and we may experience component shortages, selective supply allocations and increased prices of such components. In such event, we may be required to purchase our components from alternative suppliers. Even if alternative sources of supply for critical components such as disk drives and controllers become available, incorporating substitute components into our products could delay our ability to deliver our products in a timely manner. For example, we estimate that replacing Infortrend's RAID controllers with those of another supplier would involve several months of hardware and software modification, which could significantly harm our ability to meet our customers' orders for our products, damage our customer relationships and result in a loss of sales.

Manufacturing disruptions could harm our business.

We rely on Solectron to manufacture substantially all of our products. If our agreement with Solectron is terminated or if Solectron does not perform its obligations under our agreement, it could take several months to establish alternative manufacturing for our products and we may not be able to fulfill our customers' orders in a timely manner. Under our OEM agreement with Sun, Sun has the right to require that we use a third party to manufacture our products. Such an external manufacturer must meet Sun's engineering, qualification and logistics requirements. If our agreement with Solectron terminates, we may be unable to find another external manufacturer that meets Sun's requirements.

With our increased use of third-party manufacturers, our ability to control the timing of shipments has continued and will continue to decrease. Delayed shipment could result in the deferral or cancellation of purchases of our products. Any significant deferral or cancellation of these sales would harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized, which result in cash flow problems or a decline in our stock price.

Any shortage of disk drives could increase our costs or harm our ability to manufacture and deliver our storage products to our customers in a timely manner.

Demand for disk drives recently surpassed supply, forcing drive manufacturers, including those who supply the disk drives integrated into many of our storage products, to manage allocation of their inventory. If this shortage is prolonged, we may be forced to pay higher prices for disk drives or may be unable to purchase sufficient quantities of disk drives to meet our customers' demand for our storage products in a timely manner or at all.

We experienced losses in 2002 and 2001 and may experience losses in the future.

In 2004 and 2003, we recorded net income of $11.6 million and $12.1 million respectively; however, for the years ended December 31, 2002 and 2001, we incurred net losses of $34.3 million and $43.4 million respectively. We cannot assure you that we will be profitable in any future period. We have expended, and will continue to be required to expend, substantial funds to pursue engineering, research and development projects, enhance marketing efforts and otherwise operate our business. Our future capital requirements will depend on, and could increase substantially as a result of, many factors, including:

- our plans to maintain and enhance our engineering, research, development and product testing programs;
- the success of our manufacturing strategy;
- the success of our sales and marketing efforts;
- the extent and terms of any development, marketing or other arrangements;

- changes in economic, regulatory or competitive conditions; and
- costs of filing, prosecuting, defending and enforcing intellectual property rights.

Our available cash, cash equivalents and short-term investments as of December 31, 2004 totaled $126.2 million. We presently expect cash, cash equivalents, short-term investments and cash generated from operations to be sufficient to meet our operating and capital requirements through at least the next twelve months. However, unanticipated events, such as Sun's failure to meet its product purchase forecast or extraordinary expenses or operating expenses in excess of our projections, may require us to raise additional funds. We may not be able to raise additional funds on commercially reasonable terms or at all. Any sales of our debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. If we are able to borrow funds, we may be required to grant liens on our assets to the provider of any source of financing or enter into operating; debt service or working capital covenants with any provider of financing that could hinder our ability to operate our business in accordance with our plans. As a result, our ability to borrow money on a secured basis may be impaired, and we may not be able to issue secured debt on commercially reasonable terms or at all.

Our quarterly operating results have fluctuated significantly in the past and are not a good indicator of future performance.

Our quarterly operating results have fluctuated significantly in the past as shown in the following table and are not a good indicator of future performance.

Quarter	Net Revenue	Net Income (Loss)
	(in millions)	
First Quarter 2001	$18.6	$(28.7)
Second Quarter 2001	14.9	(5.7)
Third Quarter 2001	12.3	(3.3)
Fourth Quarter 2001	10.5	(5.7)
First Quarter 2002	10.9	(6.2)
Second Quarter 2002	11.2	(8.9)
Third Quarter 2002	8.6	(7.3)
Fourth Quarter 2002	16.3	(11.9)
First Quarter 2003	30.5	(1.5)
Second Quarter 2003	48.4	2.6
Third Quarter 2003	51.0	4.3
Fourth Quarter 2003	57.5	6.7
First Quarter 2004	47.9	(2.6)
Second Quarter 2004	69.0	6.7
Third Quarter 2004	57.0	3.5
Fourth Quarter 2004	65.5	4.0

In addition, the announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of our common stock in any given period.

We may have difficulty predicting future operating results due to both internal and external factors affecting our business and operations, which could cause our stock price to decline.

Our operating results may vary significantly in the future depending on a number of factors, many of which are out of our control, including:

- the size, timing, cancellation or rescheduling of significant orders;
- the cost of litigation and settlements involving intellectual property and other issues;

- product configuration, mix and quality issues;
- market acceptance of our new products and product enhancements and new product announcements or introductions by our competitors;
- manufacturing costs;
- deferrals of customer orders in anticipation of new products or product enhancements;
- changes in pricing by us or our competitors;
- our ability to develop, introduce and market new products and product enhancements on a timely basis;
- hardware component costs and availability, particularly with respect to hardware components obtained from Infortrend, a sole-source provider;
- our success in creating brand awareness and in expanding our sales and marketing programs;
- the level of competition;
- potential reductions in inventories held by channel partners;
- slowing sales of the products of our channel partners;
- technological changes in the open systems storage market;
- levels of expenditures on research, engineering and product development;
- changes in our business strategies;
- personnel changes; and
- general economic trends and other factors.

If our customers delay or cancel orders or return products, our results of operations could be harmed.

We generally do not enter into long-term purchase contracts with customers, and customers usually have the right to extend or delay shipment of their orders, return products and cancel orders. As a result, sales in any period are generally dependent on orders booked and shipped in that period. Delays in shipment orders, product returns and order cancellations in excess of the levels we expect would harm our results of operations.

Our sales cycle varies substantially and future net revenue in any period may be lower than our historical revenues or forecasts.

Our sales are difficult to forecast because the open systems storage market is rapidly evolving and our sales cycle varies substantially from customer to customer. Customer orders for our products can range in value from a few thousand dollars to over a million dollars. The length of time between initial contact with a potential customer and the sale of our product may last from three to 24 months. This is particularly true during times of economic slowdown, for sales to channel partners and for the sale and installation of complex solutions. We have shifted our business strategy to focus primarily on channel partners, with whom sales cycles are generally lengthier, more costly and less certain than direct sales to end-users.

Additional factors that may extend our sales cycle, particularly orders for new products, include:

- the amount of time needed for technical evaluations by customers;
- customers' budget constraints and changes to customers' budgets during the course of the sales cycle;

- customers' internal review and testing procedures; and
- our engineering work necessary to integrate a storage solution with a customer's system.

Our net revenue is difficult for us to predict since it is directly affected by the timing of large orders. Due to the unpredictable timing of customer orders, we may ship products representing a significant portion of our net sales for a quarter during the last month of that quarter. In addition, our expense levels are based, in part, on our expectations as to future sales. As a result, if sales levels are below expectations, our operating results may be disproportionately affected. We cannot assure you that we will experience sales growth in future periods.

The market for our products is subject to substantial pricing pressure that may decrease our margins.

Pricing pressures exist in the data storage market and have harmed and may in the future continue to harm our net revenue and earnings. These pricing pressures are due, in part, to continuing decreases in component prices, such as those of disks and RAID controllers. Decreases in component prices are customarily passed on to customers by storage companies through a continuing decrease in price of storage hardware systems. In addition, because we expect to continue to make most of our sales to a small number of customers, we are subject to continued pricing pressures from our customers, particularly our OEM customers. Pricing pressures are also due, in part, to the current difficult economic conditions, which have led many companies in our industry to pursue a strategy of decreasing prices in order to win sales, the narrowing of functional differences among competitors, which forces companies to compete on price as opposed to features of products, and the introduction of new technologies, which leaves older technology more vulnerable to pricing pressures. To the extent we are unable to offset those pressures with commensurate cost reductions from our suppliers or by providing new products and features, our margins will be harmed.

Our success depends significantly upon our ability to protect our intellectual property and to avoid infringing the intellectual property of third parties, which could result in costly, time-consuming litigation or even the inability to offer certain products.

We rely primarily on patents, copyrights, trademarks, trade secrets, nondisclosure agreements and common law to protect our intellectual property. For example, we have registered trademarks for SANnet, SANpath, SANscape, Stratis, Dot Hill and the Dot Hill logo. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Our efforts to protect our intellectual property from third party discovery and infringement may be insufficient and third parties may independently develop technologies similar to ours, duplicate our products or design around our patents.

On October 17, 2003, Crossroads Systems, or Crossroads, filed a lawsuit against us in the United States District Court in Austin, Texas alleging that our products infringe two United States patents assigned to Crossroads, Patent Numbers 5,941,972 and 6,425,035. We were served with the lawsuit on October 27, 2003. In March 2004, Chaparral was added as a party to the lawsuit. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of SCSI storage devices and the Fibre Channel protocol and Patent Number 6,425,035 involves the interface of any one-transport medium and a second transport medium. We believe that we have meritorious defenses to Crossroads' claims and intend to vigorously defend against them. We expect to incur significant legal expenses in connection with this litigation. These defense costs, and other expenses related to this litigation, will be expensed as incurred and will negatively affect our future operating results. Further, parties may assert additional infringement claims against us in the future, which would similarly require us to incur substantial legal fees and expenses, and distract management from the operations of our business.

We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increases. In addition to the formal claims brought against us by Crossroads, we receive, from time to time, letters from third parties suggesting that we may require a license from such third parties to manufacture or sell our products. We evaluate all such communications to assess whether to seek a license from the patent owner. We may require licenses that could have a material impact on our business. We may not be able to obtain the necessary license from a third party on commercially reasonable terms, or at all.

Consequently, we could be prohibited from marketing products that incorporate the protected technology or incur substantial costs to redesign our products in a manner to avoid infringement of third party intellectual property rights.

The market for storage systems is intensely competitive and our results of operations, pricing and business could be harmed if we fail to maintain or expand our market position.

The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC Corp., Hitachi Data Systems Corp., Engenio, Adaptec, Inc., Xyratex Ltd, and Network Appliance Inc. We also compete with traditional suppliers of computer systems, including Dell Inc., Hewlett-Packard Company and IBM, which market storage systems as well as other computer products.

Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than us. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of new, privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future. Any of these existing or potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of products or deliver competitive products at lower prices than us.

We could also lose current or future business to any of our suppliers or manufacturers, some of which directly and indirectly compete with us. Currently, we leverage our supply and manufacturing relationships to provide a significant share of our products. Our suppliers and manufacturers are very familiar with the specific attributes of our products and may be able to provide our customers with similar products.

We also expect that competition will increase as a result of industry consolidation and the creation of companies with new, innovative product offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and potential loss of market share, any of which could harm our business. We believe that the principal competitive factors affecting the storage systems market include:

- Product performance, features, scalability and reliability;
- Price;
- Product breadth;
- Timeliness of new product introductions; and
- Interoperability and ease of management.

We cannot assure you that we will be able to successfully incorporate these factors into our products and compete against current or future competitors or that competitive pressures we face will not harm our business. If we are unable to develop and market products to compete with the products of competitors, our business will be materially and adversely affected. In addition, if major channel partners who are also competitors cease purchasing our products in order to concentrate on sales of their own products, our business will be harmed.

The open systems storage market is rapidly changing and we may be unable to keep pace with or properly prepare for the effects of those changes.

The open systems data storage market in which we operate is characterized by rapid technological change, frequent new product introductions, evolving industry standards and consolidation among our competitors, suppliers and customers. Customer preferences in this market are difficult to predict and changes in those preferences and the introduction of new products by our competitors or us could render our existing products obsolete. Our success will depend upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products, and to develop and introduce on a timely basis, new competitive products, including new software and hardware, and enhancements to existing software and hardware that keep pace with technological developments and emerging industry standards. If we cannot successfully identify, manage, develop, manufacture or market product enhancements or new products, our business will be harmed. In addition, consolidation among our competitors, suppliers and customers may harm our business by increasing the resources of our competitors, reducing the number of suppliers available to us for our product components and increasing competition for customers by reducing customer-purchasing decisions.

A significant percentage of our expenses are fixed, and if we fail to generate revenues in associated periods, our operating results will be harmed.

Although we have taken a number of steps to reduce operating costs, we may have to take further measures to reduce expenses if we experience operating losses or do not achieve a stable net income. A number of factors could preclude us from successfully bringing costs and expenses in line with our net revenue, such as the fact that our expense levels are based in part on our expectations as to future sales, and that a significant percentage of our expenses are fixed, which limits our ability to reduce expenses quickly in response to any shortfalls in net revenue. As a result, if net revenue does not meet our projections, operating results may be negatively affected. We may experience shortfalls in net revenue for various reasons, including:

- significant pricing pressures that occur because of declines in selling prices over the life of a product or because of increased competition;
- sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers and manufacturers to allocate available supplies or capacity to other customers, which, in turn, may harm our ability to meet our sales obligations; and
- the reduction, rescheduling or cancellation of customer orders.

In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. This advance ordering has continued and may result in excess inventory levels or unanticipated inventory write-downs due to expected orders that fail to materialize.

Our business and operating results may suffer if we encounter significant product defects.

Our products may contain undetected errors or failures when first introduced or as we release new versions. During 2004, we have introduced a number of new products. We may discover errors in our products after shipment, resulting in a loss of or delay in market acceptance, which could harm our business. Our standard warranty provides that if the system does not function to published specifications, we will repair or replace the defective component or system without charge. Significant warranty costs, particularly those that exceed reserves, could adversely impact our business. In addition, defects in our products could result in our customers claiming damages against us for property damage or consequential damage and could also result in our loss of customers and goodwill. Any such claim could distract management's attention from operating our business and, if successful, result in damage claims against us that might not be covered by our insurance.

Our success depends on our ability to attract and retain key personnel.

Our performance depends in significant part on our ability to attract and retain talented senior management and other key personnel. Our key personnel include James Lambert, our Vice Chairman and Chief Executive Officer, Dana Kammersgard, our President, and Preston Romm, our Chief Financial Officer. If any one of these individuals were to terminate his employment with us, we would be required to locate and hire a suitable replacement. Competition for attracting talented employees in the technology industry is intense. We may be unable to identify suitable replacements for any employees that we lose. In addition, even if we are successful in locating suitable replacements, the time and cost involved in recruiting, hiring, training and integrating new employees, particularly key employees responsible for significant portions of our operations, could harm our business by delaying our production schedule, our research and development efforts, our ability to execute on our business strategy and our client development and marketing efforts.

Many of our customer relationships are based on personal relationships between the customer and our sales representatives. If these representatives terminate their employment with us, we may be forced to expend substantial resources to attempt to retain the customers that the sales representatives serviced. Ultimately, if we were unsuccessful in retaining these customers, our net revenue would decline.

We have made several reductions in our workforce. Although the reductions were designed to reduce our operating costs, the reductions have increased the responsibilities of our remaining employees. As a result, we face risks associated with transferring the duties of our former employees to our remaining employees. In addition to the expense involved in retraining employees, there is a risk that our current work force will be unable to effectively manage all of the duties of our former employees, which could adversely impact our research and development efforts, our general accounting and operating activities, our sales efforts and our production capabilities.

Our executive officers and directors and their affiliates own a significant percentage of our outstanding shares, which could prevent us from being acquired and adversely affect our stock price.

As of December 31, 2004, our executive officers, directors and their affiliates beneficially owned approximately 6.8% of our outstanding shares of common stock. These individual stockholders may be able to influence matters requiring approval by our stockholders, including the election of a majority of our directors. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of us. This concentration of ownership may also make it more difficult or expensive for us to obtain financing. Further, any substantial sale of shares by these individuals could depress the market price of our common stock and impair our ability to raise capital in the future through the sale of our equity securities.

Protective provisions in our charter and bylaws and the existence of our stockholder rights plan could prevent a takeover which could harm our stockholders.

Our certificate of incorporation and bylaws contain a number of provisions that could impede a takeover or prevent us from being acquired, including, but not limited to, a classified board of directors, the elimination of our stockholders' ability to take action by written consent and limitations on the ability of our stockholders to remove a director from office without cause. Our board of directors may issue additional shares of common stock or establish one or more classes or series of preferred stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by our board of directors without stockholder approval. In addition, we adopted a stockholder rights plan in May 2003 that is designed to impede takeover transactions that are not supported by our board of directors. Each of these charter and bylaw provisions and the stockholder rights plan gives our board of directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that our stockholders might view as being in their best interests.

The exercise of outstanding warrants may result in dilution to our stockholders.

Dilution of the per share value of our common stock could result from the exercise of outstanding warrants. As of December 31, 2004 there were outstanding warrants to purchase 1,966,849 shares of our common stock. The warrants have exercise prices ranging from $2.97 to $4.50 per share and expire at various dates through March 14, 2008. When the exercise price of the warrants is less than the trading price of our common stock, exercise of the warrants would have a dilutive effect on our stockholders. The possibility of the issuance of shares of our common stock upon exercise of the warrants could cause the trading price of our common stock to decline.

Any failure by us to manage the integration of Chaparral into our operations could harm our financial results, business and prospects.

In February 2004, we completed the acquisition of Chaparral. The related integration issues are complex, time-consuming and expensive and, without proper planning and implementation, could significantly disrupt our business. The challenges involved in integration include:

- combining product offerings or entering into new markets in which we are not experienced and preventing customers and distributors from deferring purchasing decisions or switching to other suppliers, which could result in our incurring additional obligations in order to address customer uncertainty;
- demonstrating to customers and distributors that the transaction will not result in adverse changes in client service standards or business focus and coordinating sales, marketing and distribution efforts;
- consolidating and rationalizing corporate IT infrastructure, including implementing information management and system processes that enable increased customer satisfaction, improved productivity, lower costs, accurate financial reporting, more direct sales and improved inventory management;
- minimizing the diversion of management attention from ongoing business concerns;
- persuading employees that business cultures are compatible, maintaining employee morale and retaining key employees, integrating employees into Dot Hill, and correctly estimating employee benefit costs; and

- coordinating and combining administrative, manufacturing, research and development and other operations, subsidiaries, facilities and relationships with third parties in accordance with local laws and other obligations while maintaining adequate standards, controls and procedures.

Managing the acquisition of Chaparral may divert our attention from other business operations. This transaction also has resulted and in the future may result in significant costs and expenses and charges to earnings, including those related to severance pay, employee benefit costs, asset impairment charges, charges from the elimination of duplicative facilities and contracts, in-process research and development charges, inventory adjustments, legal, accounting and financial advisory fees, and required payments to executive officers and key employees under retention plans. Moreover, we have incurred and will incur additional depreciation and amortization expense over the useful lives of certain assets acquired in connection with transactions, and, to the extent the value of goodwill or intangible assets with indefinite lives acquired in connection with a transaction becomes impaired, we may be required to incur additional material charges relating to the impairment of those assets. As a result, the Chaparral transaction may contribute to financial results that differ from the investment community's expectations in a given quarter.

Our stock price may be highly volatile and could decline substantially and unexpectedly.

The trading price of our shares of common stock has been affected by the factors disclosed in this section as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology-related industries, such as ours, tend to exhibit a high degree of volatility. The announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of our shares in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors may contribute to the volatility of the trading value of our shares regardless of our long-term prospects. The trading price of our shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies, in our industry generally and our business segment in particular, which may not have any direct relationship with our business or prospects.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could result in the expenditure of substantial funds, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

Future sales of our common stock may hurt our market price.

A substantial number of shares of our common stock may become available for resale. If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could decline. These sales might also make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate. In addition, we are obligated to file a registration statement with respect to the resale of up to 1,394,269 shares of our common stock issuable upon exercise of warrants held by Sun.

Geopolitical military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations that are located in the United States and internationally, as well as those of our channel partners, suppliers, third party manufacturer and customers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

Compliance with Sarbanes-Oxley Act of 2002.

We are exposed to significant costs and risks associated with complying with increasingly stringent and complex regulation of corporate governance and disclosure standards. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq Stock Market rules require growing expenditure of management time and external resources. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of our internal controls, and attestations of the effectiveness of our internal controls by our independent auditors. This process has required us to hire additional personnel and outside advisory services and has resulted in significant accounting and legal expenses. We expect to continue to incur significant expense in future periods to comply with regulations pertaining to corporate governance as described above.

If we fail to maintain effective internal control over financial reporting, we may be required to make additional public disclosures related to our internal control deficiencies and our management may not be able to conclude that our internal control over financial reporting is effective for the year ended December 31, 2005.

We have documented and tested our internal control systems and procedures for the year ended December 31, 2004. Based on our evaluation we have identified internal control deficiencies that constitute material weaknesses relating to our financial closing process, inventory processing and processing related to fixed assets. Accordingly, management has concluded that our internal control over financial reporting was not effective as of December 31, 2004. If we encounter problems or delays in the implementation of improvements and corrective measures, we may be required to make further disclosures about internal control deficiencies and/or material weaknesses and investor perceptions of our company may be adversely affected, which could cause a decline in the market price of our stock.

Item 2. Properties

Our headquarters and principal research and marketing facilities occupy approximately 67,200 square feet in Carlsbad, California, under a renewable lease that expires in December 2005. In addition, we lease a sales office in Boston, Massachusetts, and six international offices in five countries: Germany, Japan, the Netherlands, Singapore and the United Kingdom. With the acquisition of Chaparral, we added a research and development facility that occupies approximately 26,930 square feet in Longmont, Colorado, under a lease that expires in July 2007. We also have a lease for a facility in Corona, California for 7,160 square feet. Solectron manufactures substantially all of our products. We believe that with our existing facilities and Solectron's manufacturing capabilities, we have the capacity to meet any potential increases to our forecasted production requirements and therefore believe our facilities are adequate to meet our needs in the foreseeable future.

Item 3. Legal Proceedings

Crossroads Systems—On October 17, 2003, Crossroads Systems, or Crossroads, filed a lawsuit against us in the United States District Court in Austin, Texas, alleging that our products infringe two United States patents assigned to Crossroads, Patent Numbers 5,941,972 and 6,425,035. We were served with the lawsuit on October 27, 2003. Chaparral was added as a party to the lawsuit in March 2004. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of SCSI storage devices and the Fibre Channel protocol and Patent Number 6,425,035 involves the interface of any one-transport medium and a second transport medium. We believe that we have meritorious defenses to Crossroads' claims and are in the process of vigorously defending against them. However, we expect to incur significant legal expenses in connection with this litigation. These defense costs, and other expenses related to this litigation, will be expensed as incurred and will negatively affect our operating results.

Chaparral Shareholder Lawsuit—In August 2004, a class action lawsuit was filed against, among others, Chaparral and a number of former officers and directors of Chaparral in the United States District Court for the Central District of California. The lawsuit, among other things, alleges violations of federal securities laws and purports to seek damages on behalf of a class of shareholders who purchased Chaparral securities during a defined period prior to our acquisition of Chaparral. We believe that the claims against Chaparral and its former officers and directors are without merit and are in the process of vigorously defending against them.

In addition to the action discussed above, we are subject to various legal proceedings and claims, asserted or unasserted, which arise in the ordinary course of business. The outcome of the claims against us cannot be predicted with certainty. We believe that such litigation and claims will not have a material adverse effect on our financial condition or operating results.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock traded on the New York Stock Exchange beginning on September 16, 1997 under the symbol "BXH". In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp. and our trading symbol changed to "HIL". We moved to the American Stock Exchange on December 12, 2002, where we continued to trade our common stock under the symbol "HIL". On July 28, 2003, our common stock was included for quotation on the Nasdaq National Market where our common stock is currently traded under the symbol "HILL".

The following table sets forth for the periods indicated the per share range of the high and low closing sales prices or closing bid prices, of our common stock as reported on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, as applicable.

	Low	High
Year Ended December 31, 2003		
First Quarter	$ 3.10	$ 6.12
Second Quarter	6.01	14.00
Third Quarter	13.52	18.95
Fourth Quarter	12.66	17.37
Year Ended December 31, 2004		
First Quarter	$10.04	$17.14
Second Quarter	7.24	11.36
Third Quarter	7.18	10.98
Fourth Quarter	6.25	8.89

On March 7, 2005 the last reported sale price for our common stock on the Nasdaq National Market was $6.31 per share. As of March 7, 2005, there were 43,793,613 shares of our common stock outstanding held by approximately 5,928 holders of record. We have never paid any cash dividends on our common stock, and currently intend to retain future earnings, if any, to the extent possible to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The information required to be disclosed by item 201(d) of Regulation S-K *"Securities Authorized for Issuance Under Equity Compensation Plans"* is included under Item 12 of Part III of this Annual Report on Form 10-K.

Item 6. Selected Financial Data

In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp. Our accompanying financial statements have been retroactively restated to reflect the Merger of Box Hill and Artecon, which was accounted for as a pooling of interests. We derived the selected consolidated financial data presented below from our consolidated financial statements. You should read the selected consolidated financial data together with our consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements which are included elsewhere in this Annual Report on Form 10-K. Statement of operations data for the years ended December 31, 2000 and 2001 and balance sheet data as of

December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included herein.

	Year Ended December 31,				
	2000	2001	2002	2003	2004(1)
	(in thousands, except per share data)				
Statement of Operations Data:					
Net revenue	$121,197	$ 56,277	$ 46,936	$187,448	$239,376
Cost of goods sold	77,730	44,818	45,444	142,550	179,875
Gross profit	43,467	11,459	1,492	44,898	59,501
Operating expenses:					
Sales and marketing	31,747	23,717	22,513	14,086	16,839
Research and development	8,798	6,673	10,043	11,950	17,993
General and administrative	6,891	4,533	5,150	7,418	9,992
In-process research and development(1)	—	—	—	—	4,700
Merger and restructuring expenses(2)	—	4,905	1,550	—	(434)
Operating income (loss)	(3,969)	(28,369)	(37,764)	11,444	10,411
Net income (loss)	$ (948)	$(43,391)	$(34,303)	$ 12,131	$ 11,597
Net income (loss) attributable to common stockholders	$ (948)	$(43,391)	$(34,759)	$ 11,990	$ 11,597
Net income (loss) per share:					
Basic	$ (0.04)	$ (1.76)	$ (1.39)	$ 0.35	$ 0.27
Diluted	$ (0.04)	$ (1.76)	$ (1.39)	$ 0.31	$ 0.25
Weighted average shares outstanding:					
Basic	24,253	24,703	24,953	33,856	43,460
Diluted	24,253	24,703	24,953	38,164	46,395

	As of December 31,				
	2000	2001	2002	2003	2004
	(in thousands)				
Balance Sheet Data:					
Cash, cash equivalents, and short-term investments	$ 33,653	$16,457	$10,082	$191,545	$126,186
Working capital	54,454	25,832	2,224	177,650	123,384
Total assets	102,879	46,191	32,228	218,443	246,567
Total long-term debt	186	330	275	247	—
Total stockholders' equity	73,770	30,611	5,785	184,133	196,827

(1) The results of operations of Chaparral Network Storage, Inc. have been included in our results prospectively from February 23, 2004.

(2) See discussion of our restructuring activities in Note 5 to our 2004 consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement for Forward-Looking Information

Certain statements contained in this report, including, statements regarding the development, growth and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we expect to offer, and other statements regarding matters that are not historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the "safe harbor" created by these sections. Because such forward-looking statements include risks and uncertainties, many of which are beyond our control, actual results may differ materially from those expressed or implied by such forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements can be found under the caption "Certain Risk Factors Related to the Company's Business" and elsewhere in this annual report on Form 10-K. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual report on Form 10-K.

Certain of the financial statement line items for the year ended December 31, 2004 discussed in our comparison of the results of operations for the year ended December 31, 2004 to the year ended December 31, 2003 presented below reflect the reclassification of certain operating expenses from sales and marketing and research and development to cost of goods sold as presented in our amended Form 10-Q's for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

Overview

We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance.

Our products and services are sold worldwide to end-users primarily through our channel partners, including original equipment manufacturers, or OEMs, systems integrators, or SIs, and value added resellers, or VARs. In May 2002, we entered into a three-year OEM agreement with Sun to provide our storage hardware and software products for private label sales by Sun. We have been shipping our products to Sun for resale to Sun's customers since October 2002. We have continued to develop new products primarily for resale by Sun, such as our SANnet II FC, which began shipping to Sun in March 2003 and our SANnet II SATA product which began shipping in June 2004. We are discussing with Sun the extent and timing of additional new product shipments. In January 2004, our existing three-year OEM partner agreement with Sun, first announced in May 2002, was extended. The agreement will now continue through May 22, 2007, a two-year extension to the original agreement subject to the terms of the agreement including early termination provisions. We intend to continue expanding our non-OEM sales channels through SIs and VARs in order to decrease our revenue concentration with OEMs.

As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations to Solectron, a leading electronics manufacturing services company. Our agreement with Solectron allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of Solectron's manufacturing and procurement economies of scale.

We derive revenue primarily from sales of our SANnet II family of products. In prior periods, we derived a significant portion of our revenue from sales of our legacy products and SANnet I family of products. Except for one OEM customer to whom we continue to sell our SANnet I products, we have transitioned all customers to our SANnet II products.

We derive a portion of our revenue from services associated with the maintenance service we provide for our installed products. In May 2003, we entered into a services agreement with Anacomp, Inc. to provide all maintenance, warranty and non-warranty services for our SANnet I and certain legacy products.

Cost of goods sold includes costs of materials, subcontractor costs, salary and related benefits for the production and service departments, depreciation and amortization of equipment used in the production and service departments, production facility rent and allocation of overhead.

Sales and marketing expenses consist primarily of salaries and commissions, advertising and promotional costs and travel expenses. Research and development expenses consist primarily of project-related expenses and salaries for employees directly engaged in research and development. General and administrative expenses consist primarily of compensation to officers and employees performing administrative functions and expenditures for administrative facilities. Restructuring expenses consist primarily of employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities.

Other income is comprised primarily of interest income earned on our cash, cash equivalents, short-term investments and other miscellaneous income and expense items. Our interest expense primarily relates to a $6.0 million note payable that we assumed in connection with our acquisition of Chaparral. During August 2004, we made a payment of approximately $7.2 million representing both principle and interest to the holder of the $6 million promissory note assumed in connection with our acquisition of Chaparral in February 2004. There are no further amounts due.

In August 1999, Box Hill Systems Corp. merged with Artecon, Inc. and we changed our name to Dot Hill Systems Corp. We reincorporated in Delaware in 2001. Our headquarters is located in Carlsbad, California, and we maintain international offices in Germany, Japan, the Netherlands, Singapore and the United Kingdom.

On February 23, 2004, we completed the acquisition of Chaparral Network Storage, Inc., a privately held developer of specialized storage appliances as well as high-performance, mid-range RAID controllers and data routers. The total transaction cost of approximately $67.6 million consisted of a payment of approximately $62 million in cash, the assumption of approximately $4.1 million related to obligations due certain employee covered by change in control agreements, approximately $0.8 million of direct transaction costs and approximately $0.7 million of accrued integration costs. The acquisition of Chaparral is expected to enable us increase the amount of proprietary technology within our storage systems, broaden our product line and diversify our customer base.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and use judgment that may impact the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. As a part of our on-going internal processes, we evaluate our estimates, including those related to inventory write-downs, warranty cost accruals, revenue recognition, bad debt allowances, long-lived assets valuation, goodwill and intangible assets valuation, income taxes, including deferred income tax asset valuation, litigation and contingencies. We base these estimates upon both historical information and other assumptions that we believe are valid and reasonable under the circumstances. These assumptions form the basis for making judgments and determining the carrying values of assets and liabilities that are not apparent from other sources. Actual results could vary from those estimates under different assumptions and conditions.

We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements.

Revenue Recognition

We recognize revenue for non-software product sales upon transfer of title to the customer. Reductions to revenue for estimated sales returns are also recorded at that time. These estimates are based on historical sales returns, changes in customer demand and other factors. If actual future returns and allowances differ from past experience, additional allowances may be required. Certain of our sales arrangements include multiple elements. Generally, these arrangements include delivery of the product, installation, training and product maintenance. Maintenance related to product sales entitles the customer to basic product support and significantly greater response time in resolving warranty related issues. We allocate revenue to each element of the arrangement based on its relative fair value. For maintenance contracts this is typically the price charged when such contracts are sold separately or renewed. Because professional services related to installation and training can be provided by other third party organizations, we allocate revenue related to professional services based on rates that are consistent with other like companies providing similar services, i.e., the market rate for such services. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally twelve months. Revenue from installation, training and consulting is recognized as the services are performed.

For software sales, we apply Statement of Position No. 97-2, *Software Revenue Recognition,* whereby revenue is recognized from software licenses at the time the product is delivered, provided there are no significant obligations related to the sale, the resulting receivable is deemed collectible and there is vendor-specific objective evidence supporting the value of the separate contract elements. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence of the undelivered items. A portion of the arrangement fee equal to the fair value of the undelivered elements, typically software maintenance contracts, is deferred and recognized ratably over the contract term, generally twelve months. Vendor specific objective evidence is based on the price charged when the element is sold separately. A typical arrangement includes a software-licensing fee and maintenance agreement.

Valuation of Inventories

Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead. We record inventories at the lower of cost or market value, with cost generally determined on a first-in, first-out basis. We perform periodic valuation assessments based on projected sales forecasts and analyzing upcoming changes in future configurations of our products and record inventory write-downs for excess and obsolete inventory. Although we strive to ensure the accuracy of our forecasts, we periodically are faced with uncertainties. The outcomes of these uncertainties are not within our control, and may not be known for prolonged periods of time. Any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventories and commitments, and consequently, on our operating results. If actual market conditions become less favorable than those forecasted, additional inventory write-downs might be required, adversely affecting operating results.

Valuation of Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with the reportable segments identified in the notes to our consolidated financial statements. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference.

The income approach is dependent on a number of factors including estimates of future market growth and trends, forecasted revenue and costs, expected periods the assets will be utilized, appropriate discount rates and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We maintain a valuation allowance against the deferred tax asset due to uncertainty regarding the future realization based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. If we operate at a loss or are unable to generate sufficient future taxable income, we could be required to proportionally increase the valuation allowance against our deferred tax assets, which would result in a substantial increase to our effective tax rate and could result in a material adverse impact on our operating results. Conversely, if we continue to generate profits and ultimately determine that it is more likely than not that all of the remaining deferred tax assets will be utilized to offset future taxable income, the valuation allowance of a portion thereof could be eliminated.

At December 31, 2004, our net deferred tax asset is approximately $50.9 million (including approximately $16.4 million net deferred tax asset acquired in the Chaparral transaction), and we have provided for a valuation allowance against the entire net deferred tax asset. An elimination of the valuation allowance as of December 31, 2004 would have resulted in a decrease to goodwill to the extent of our acquired net deferred tax asset, an increase to equity for net operating losses arising from stock option deductions, with the remaining deferred tax asset decreasing income tax expense, resulting in a one-time, non-cash increase in earnings.

We are continually assessing the valuation allowance related to our deferred tax assets. We will continue weighing various factors throughout the year to assess the need for any valuation allowance. Recoverability of the deferred tax assets is dependent on continued profitability from operations. Should our level of profitability continue as expected, we would likely remove the entire valuation allowance in 2005. Although we would experience a substantial temporary decrease to our effective tax rate in the period in which we remove the valuation allowance, our effective tax rate in subsequent periods is likely to more closely resemble the applicable federal and state statutory tax rates.

Results of Operations

The following table sets forth certain items from our statements of operations as a percentage of net revenue for the periods indicated:

	Year Ended December 31		
	2002	2003	2004
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	96.8	76.0	75.1
Gross profit	3.2	24.0	24.9
Operating expenses:			
Sales and marketing	48.0	7.5	7.0
Research and development	21.4	6.4	7.5
General and administrative	11.0	4.0	4.2
In process research and development	—	—	2.0
Restructuring expenses	3.3	—	(0.2)
Operating income (loss)	(80.5)	6.1	4.4
Net income (loss)	(73.1)%	6.5%	4.8%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Revenue

Net revenue increased $52.0 million, or 27.7%, to $239.4 million for the year ended December 31, 2004 compared to $187.4 million for the year ended December 31, 2003. The increase in net revenue was primarily attributable to increased orders for our product from our channel partner, Sun, which accounted for 86.3% or $206.6 million of our net revenue for the year ended December 31, 2004. Total fibre channel units shipped were 10,994 for the year ended December 31, 2004 compared to 8,064 fibre channel units shipped for the year ended December 31, 2003. 14,200 SCSI units were shipped during the year ended December 31, 2004 compared to 11,382 SCSI units for the year ended December 31, 2003. In March 2004, we announced that our existing OEM partner agreement with Sun was expanded to include new advanced technology storage products to be designed and engineered by us to Sun's specifications. Our SATA product began shipping in the second quarter of 2004 while our Blade product began shipping in the first quarter of 2004. We recorded revenue of approximately $15.7 million related to such products during the year ended December 31, 2004. Non-Sun revenue was $32.8 million for the year ended December 31, 2004 compared to $31.2 million for the year ended December 31, 2003.

Cost of Goods Sold

Cost of goods sold increased $37.3 million, or 26.2%, to $179.9 million for the year ended December 31, 2004 compared to $142.6 million for the year ended December 31, 2003. As a percentage of net revenue, cost of goods sold decreased to 75.1% for the year ended December 31, 2004 from 76.0% for the year ended December 31, 2003. The increase in the dollar amount of cost of goods sold was attributable to greater volume of product sales during the year ended December 31, 2004 compared to the year ended December 31, 2003 including the incremental cost of goods sold attributable to the introduction of our SATA and Blade products. Additionally, cost of goods sold increased approximately $1.9 million due to the impact of amortization expense related to intangible assets acquired in connection with the acquisition of Chaparral. The decrease in cost of goods sold, as a percentage of our net revenue was primarily attributable to cost reductions related to production materials achieved during the year ended December 31, 2004. Such cost reductions resulted mainly from the decreasing price of component parts due to competitive market factors; predetermined contractual cost reductions and the transition from soft to hard tooling as compared to the year ended December 31, 2003.

Gross Profit

Gross profit increased $14.6 million, or 32.5%, to $59.5 million for the year ended December 31, 2004 compared to $44.9 million for the year ended December 31, 2003. As a percentage of net revenue, gross profit increased to 24.9% for the year ended December 31, 2004 from 24.0% for the year ended December 31, 2003. The increase in the dollar amount of gross profit was attributable to greater volume of product sales during the year ended December 31, 2004 compared to the year ended December 31, 2003. The increase in gross profit as a percentage of our net revenue for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily reflect cost reductions achieved during 2004. Such cost reductions resulted mainly from the decreasing price of component parts due to competitive market factors; predetermined contractual cost reductions and the transition from soft to hard tooling. These cost reductions were partially offset by the introduction in June 2004 of our SATA and Blade products that presently have significantly lower gross profit margins than either our fibre channel or SCSI products. Gross profit for the year ended December 31, 2004 was also negatively impacted by $1.9 million of amortization expense related to intangible assets acquired in connection with the acquisition of Chaparral in February 2004. We are currently transitioning the high labor content of our SATA product to locales in Asia and are working to complete the hard tooling of the chassis. We expect to receive the benefits of these cost reduction efforts by the end of the second quarter of 2005. We believe our future gross profit margin will also be positively impacted by the integration of the technology we acquired from Chaparral. We anticipate our gross profit margin will begin to reflect such improvement in the second half of 2005.

Sales and Marketing Expenses

Sales and marketing expenses increased $2.7 million, or 19.1%, to $16.8 million for the year ended December 31, 2004 compared to $14.1 million for the year ended December 31, 2003. As a percentage of net revenue, sales and marketing expenses decreased to 7.0% for the year ended December 31, 2004 from 7.5% for the year ended December 31, 2003. The increase in the dollar amount of sales and marketing related expenses is primarily attributable to increased salaries and related expenses of approximately $1.2 million, an increase in travel and lodging expense of $0.9 million, $0.2 million related to small equipment and fixtures and $0.2 million related to tradeshows. The increase in sales and marketing expenses also reflects $0.6 million from the amortization of the customer relationship intangible asset acquired in connection with the acquisition of Chaparral. These increases were partially off-set by a decrease in professional services of approximately $0.6 million compared to the prior year. There are other increases in sales and marketing expenses relating to a variety of activities none of which are significant on an individual basis. The decrease in sales and marketing expenses as a percentage of net revenue primarily reflects the impact of increased 2004 revenue. We will continue our efforts to grow our non-OEM commercial sales during 2005. Accordingly, we expect sales and marketing expenses for the year ending December 31, 2005 will exceed spending levels incurred during 2004.

Research and Development Expenses

Research and development expenses increased $6.0 million, or 50.0%, to $18.0 million for the year ended December 31, 2004 from $12.0 million for the year ended December 31, 2003. As a percentage of net revenue, research and development expenses increased to 7.5% for the year ended December 31, 2004 from 6.4% for the year ended December 31, 2003. The dollar increase in research and development expenses primarily reflects an increase in salary and related expenses of approximately $3.8 million attributable to an increase in the number of our full-time direct engineering team members compared to the year ended December 31, 2003. During the year ended December 31, 2004, we averaged approximately 101 full-time direct engineering employees compared to an average of approximately 55 full-time direct engineering employees for the year ended December 31, 2003. The increase includes the addition of approximately 20 engineering employees to our corporate headquarters in Carlsbad, California resulting in an increase in salary and related expenses of approximately $0.9 million compared to the year ended December 31, 2003. The establishment of our Longmont Technology Center in connection with the acquisition of Chaparral resulted in the addition of approximately 30 new direct engineering employees. Salary and related expenses for such employees was $2.9 million for the year ended December 31, 2004. There were no comparable expenses for the year ended December 31, 2003. The remaining increase in research and development expenses not directly related to headcount primarily reflect additional costs of $1.2 million attributable to our Longmont facility and its related activities for which there is no comparable expense for the year ended December 31, 2003. Project related expenses at our Carlsbad location exceeded the prior year by approximately $0.2 million primarily related to our new SATA and Blade products and the integration of the technology acquired from Chaparral into new and existing products. The percentage increase in research and development expenses reflects all of the items discussed above, partially offset by the increase in revenue for the year ended December 31, 2004 and the reclassification of costs discussed above. We expect that 2005 research and development expense will exceed amounts incurred during 2004 due to our planned efforts to complete the integration of the technology acquired from Chaparral into our existing products and research and development activities related to other future product offerings.

General and Administrative Expenses

General and administrative expenses increased $2.6 million, or 35.1%, to $10.0 million for the year ended December 31, 2004 compared to $7.4 million for the year ended December 31, 2003. As a percentage of net revenue, general and administrative expenses were 4.2% for the year ended December 31, 2004 compared to 4.0% for the year ended December 31, 2003. The increase in the dollar amount of general and administrative expense during the year ended December 31, 2004 reflects an increase of $2.1 million of legal and professional services expenses compared to the year ended December 31, 2003. The increase in legal expenses primarily reflects the legal matters described elsewhere in this document while the increase in professional services reflect the cost of our compliance with the Sarbanes-Oxley Act of 2002. We also incurred an increase of $0.4 million in bad debt expense compared to the year ended December 31, 2003. The remaining increase in general and administrative expenses relates to an increase in a variety of general and administrative expenses none of which are significant on an individual basis. The percentage increase in general and administrative expenses reflect all of the items discussed above, partially offset by the increase in revenue for the year ended December 31, 2004. We expect general and administrative expenses to increase in 2005 compared to 2004 due to the continuing cost of complying with various corporate governance regulations and the cost of corrective actions we intend to take as a result of such regulations.

Restructuring expenses

In June 2004, we negotiated an exit from our lease of the 10th floor of our former New York City office thereby eliminating our related rent exposure. Accordingly, during the year ended December 31, 2004, we recorded a reduction of approximately $0.5 million to our restructuring reserve previously established in connection with the closure of our New York City office. Additionally, we have evaluated certain factors pertaining to our remaining sublease tenant; accordingly, during the year ended December 31, 2004, we recorded an additional restructuring accrual of approximately $0.1 million. We are not aware of any further unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of December 31, 2004.

In-Process Research and Development Charges

Projects that qualify as in-process research and development represent those that have not yet reached technological feasibility and for which no future alternative uses exist. Technological feasibility is defined as being equivalent to a beta-phase working prototype in which there is no remaining risk relating to the development. For the year ended December 31, 2004 we recorded an IPR&D charge of $4.7 million, in connection with the acquisition of Chaparral.

Other Income

Other income increased by $0.7 million, or 87.5%, to $1.5 million for the year ended December 31, 2004 from $0.8 million for the year ended December 31, 2003. The increase is primarily attributable to an increase in interest income. Although we had significantly more cash at December 31, 2003 compared to December 31, 2004, the proceeds from our secondary offering of our common stock were received in late September 2003. Such proceeds therefore did not earn significant interest income during the year ended December 31, 2003. The increase in interest income was partially off-set by approximately $0.3 million in interest expense primarily related to the a $6 million note payable assumed in connection with our acquisition of Chaparral in February 2004. The note payable and all related accrued interest was paid off in August 2004. There are no amounts outstanding related to $6 million note payable at December 31, 2004.

Income Taxes

Our effective income tax rate for the year ended December 31, 2004 and 2003 of 2.3% and 0.7% is primarily attributable to federal and state minimum tax liabilities as well as local and foreign taxes. Our effective income tax rate for both the year ended December 31, 2004 and 2003 was significantly reduced through the use of net operating loss carryforwards for which a valuation allowance had previously been recorded.

As of December 31, 2004, a valuation allowance of $50.9 million has been provided based upon our assessment of the future realizability of our deferred income tax assets, as it is currently considered more likely than not that sufficient taxable income will not be generated to realize these temporary differences.

Additionally, at December 31, 2004, approximately $4.6 million of the valuation allowance is attributable to the potential tax benefit of stock option transactions that will be credited directly to common stock, if realized.

As of December 31, 2004, we have federal and state net operating loss carryforwards of approximately $119.1 million and $79.9 million, which begin to expire in 2009 and 2005, respectively. In addition, we have federal tax credit carryforwards of approximately $3.1 million, of which $0.4 million can be carried forward indefinitely to offset future taxable income, and the remaining $2.7 million will begin to expire in the tax year 2008. We also have state tax credit carryforwards of $2.9 million, of which $2.7 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.2 million will begin to expire in 2006.

As a result of the Company's equity transactions, an ownership change, within the meaning of Internal Revenue Code Section 382, occurred on September 18, 2003. As a result, annual use of the Company's federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Artecon immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382 (f) of the Internal Revenue Code) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

We have not provided for any residual U.S. income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if any, would be insignificant.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Net Revenue

Net revenue increased $140.5 million, or 299.4%, to $187.4 million for the year ended December 31, 2003 from $46.9 million for the year ended December 31, 2002. The increase in net revenue was attributable to increased orders for our products from our channel partner, Sun, which accounted for 83.4% of our net revenue for the year ended December 31, 2003.

Cost of Goods Sold

Cost of goods sold increased $97.1 million, or 213.7%, to $142.5 million for the year ended December 31, 2003 from $45.4 million for the year ended December 31, 2002. As a percentage of net revenue, cost of goods sold decreased to 76.0% for the year ended December 31, 2003 from 96.8% for the year ended December 31, 2002. The increase in the dollar amount of cost of goods sold was attributable to greater volume of product sales during the year ended December 31, 2003. The decrease in cost of goods sold as a percentage of our net revenue was primarily attributable to a more efficient absorption of fixed production costs and to a lesser extent a decrease in inventory write-downs of $6.6 million.

Gross Profit

Gross profit increased $43.4 million, or 2,909.2%, to $44.9 million for the year ended December 31, 2003 from $1.5 million for the year ended December 31, 2002. As a percentage of net revenue, gross profit increased to 24.0% for the year ended December 31, 2003 from 3.2% for the year ended December 31, 2002. The increase in the dollar amount of gross profit was attributable to greater volume of product sales during the year ended December 31, 2003. The increase in gross profit as a percentage of our net revenue was primarily attributable to a more efficient absorption of fixed production costs and to a lesser extent a decrease in inventory write-downs of $6.6 million.

Sales and Marketing Expenses

Sales and marketing expenses decreased $8.4 million, or 37.4%, to $14.1 million for the year ended December 31, 2003 from $22.5 million for the year ended December 31, 2002. As a percentage of net revenue, sales and marketing expenses decreased to 7.5% for the year ended December 31, 2003 from 48.0% for the year ended December 31, 2002. The decrease in the dollar amount of sales and marketing expenses was attributable to a reduction in our sales and marketing headcount of 24 employees between December 31, 2002 and December 31, 2003. The reduction was made in conjunction with our shift toward an indirect sales model, implementation of fixed cost reduction measures, such as closure of excess and unused facilities, and the refocus of our marketing resources on a smaller population of potential customers.

Research and Development Expenses

Research and development expenses increased $1.9 million, or 19.0%, to $11.9 million for the year ended December 31, 2003 from $10.0 million for the year ended December 31, 2002. As a percentage of net revenue, research and development expenses decreased to 6.4% for the year ended December 31, 2003 from 21.4% for the year ended December 31, 2002. The increase in the dollar amount of research and development expenses was primarily attributable to an increase in salary and related expenses of $2.1 million attributable to an increase in the number of our full-time direct engineering team members, an increase of regulatory testing costs of $0.3, an increase of allocable fixed costs of $0.5 million, offset by a reduction of prototype costs related to the development of our SANnet II product line of $1.5 million. We expect to continue to invest in research and development and plan to add more members to our research and development team during 2004.

General and Administrative Expenses

General and administrative expenses increased $2.2 million, or 44.0%, to $7.4 million for the year ended December 31, 2003 from $5.2 million for the year ended December 31, 2002. As a percentage of net revenue, general and administrative expenses decreased to 4.0% for the year ended December 31, 2003 from 11.0% for the year ended December 31, 2002. The increase in the dollar amount of general and administrative expense was attributable to increased bonus expense of $1.8 million, and increased legal expenses of $0.4 million.

Restructuring Expenses

In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million.

In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue. As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million.

Employee termination costs consist primarily of severance payments for 180 employees. Impairment of property and equipment consists of the write-down of certain fixed assets associated with facility closures. The facility closures and related costs consist of lease termination costs for five sales offices and closure of our New York City office.

During the fourth quarter of 2001, we increased our March 2001 Restructuring accrual by approximately $0.2 million and our June 2001 Restructuring accrual by approximately $0.3 million due to the continuing deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

During the fourth quarter of 2002, we again increased our March 2001 Restructuring accrual by approximately $0.7 million and our June 2001 Restructuring accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several other facilities and a sublease arrangement reached on another facility.

The following is a summary of restructuring activity recorded during the years ended December 31, 2002 and 2003:

March 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized In 2003	Accrued Restructuring Expenses at December 31, 2003
			(in thousands)			
Employee termination costs .	$ 2	$ —	$ (2)	$ —	$ —	$ —
Facility closures and related costs	394	693	(426)	661	(260)	401
Total	$396	$693	$(428)	$661	$(260)	$401

June 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized In 2003	Accrued Restructuring Expenses at December 31, 2003
			(in thousands)			
Facility closures and related costs	$845	$857	$(777)	$925	$(402)	$523

We believe that there are no unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of December 31, 2003.

The following is a summary of restructuring activity recorded during the years ended December 31, 2002 and 2003:

We believe that there are no unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of December 31, 2003.

Other Income

Other income increased $0.4 million, or 125.3%, to $0.8 million for the year ended December 31, 2003 from $0.4 million for the year ended December 31, 2002. The increase was primarily attributable to an increase in interest income realized from short-term investments.

Income Taxes

Our effective income tax rate for the year ended December 31, 2003 of 0.7% is primarily attributable to federal and state minimum tax liabilities as well as local and foreign taxes. Our effective income tax rate for the year ended December 31, 2003 was significantly reduced through the use of net operating loss carryforwards for which a valuation allowance had previously been recorded. Our effective income tax rate for the year ended December 31, 2002 was 8.3%, primarily as a result of an income tax benefit resulting from tax refunds made available by recent tax law changes partially offset by state, local and foreign taxes.

As of December 31, 2003, a valuation allowance of $39.0 million has been provided based upon our assessment of the future realizability of our deferred income tax assets, as it is currently considered more likely than not that sufficient taxable income will not be generated to realize these temporary differences.

Additionally, at December 31, 2003, approximately $4.2 million of the valuation allowance is attributable to the potential tax benefit of stock option transactions that will be credited directly to common stock, if realized.

As of December 31, 2003, we have federal and state net operating loss carryforwards of approximately $80.7 million and $53.8 million, which begin to expire in 2009 and 2004, respectively. In addition, we have federal tax credit carryforwards of approximately $2.4 million, of which $0.2 million can be carried forward indefinitely to offset future taxable income, and the remaining $2.2 million will begin to expire in the tax year 2008. We also have state tax credit carryforwards of $2.3 million, of which $2.1 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.2 million will begin to expire in 2006.

As a result of the Company's equity transactions, an ownership change, within the meaning of Internal Revenue Code Section 382, occurred on September 18, 2003. As a result, annual use of the Company's federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Artecon immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382 (f) of the Internal Revenue Code) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

As a result of our acquisition of Chaparral, an ownership change, within the meaning of Internal Revenue Code Section 382, occurred on February 23, 2004. As a result, annual use of the acquired Chaparral's federal net operating loss and credit carry forwards may be limited. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

We have not provided for any residual U.S. income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if any, would be insignificant.

Net Income (Loss)

Net income increased $46.4 million to net income of $12.1 million for the year ended December 31, 2003 from a net loss of $34.3 million for the year ended December 31, 2002. This increase of $46.4 million was due to an increase in gross profit of $43.4 million, a decrease in operating expenses of $5.8 million, an increase in other income of $0.4 million offset by a decrease in income tax benefit of $3.2 million.

Liquidity and Capital Resources

As of December 31, 2004, we had $126.2 million of cash, cash equivalents and short-term investments and working capital of $123.4 million.

During February 2004, we consummated the acquisition of Chaparral for a cash purchase price of approximately $62 million plus approximately $4.1 million in other liabilities.

For the year ended December 31, 2004, cash provided by operating activities was $11.3 million compared to cash provided by operating activities of $21.4 million for the year ended December 31, 2003. The net cash provided by operating activities is primarily attributable to net income of $11.6 million increased by the add back of a non-cash charge of $4.7 million related to the write-off of in-process research and development in connection with our acquisition of Chaparral and depreciation and amortization of $5.7 million. Cash flow from operations reflects the positive impact of approximately $14.7 million related to the management of certain payments to vendors. Cash provided from operations was negatively impacted by the increase in accounts receivable of approximately $24.9 million. This increase reflects the payment terms for our largest OEM channel partner increasing from net 10 days to net 20 days during the first three months of fiscal year 2004 and then to net 30 days for the three months ended June 30, 2004 and finally to 45 days for the remaining six months of 2004. We are currently in negotiations with our third party manufacturer to increase our payment terms to them and therefore do not anticipate significant changes in our future cash flow as a result of the change in our payment terms with our largest OEM channel partner.

Cash used in investing activities for the year ended December 31, 2004 was $43.4 million compared to cash used in investing activities of $89.2 million for the same period in 2003. The use of cash during 2004 is primarily attributable to the acquisition of Chaparral that reduced cash by $65.4 million net of cash acquired from Chaparral. We also made capital expenditures of $4.9 million during the year ended December 31, 2004 primarily to support new product development and in preparation for the manufacture of our fiber channel product line in Budapest, Hungary. We expect to make capital expenditures of approximately $6 to 7 million in 2005. Additionally, we also made purchases of $85.0 million in short-term investments offset by proceeds of $111.9 million received from the sales of short-term investments during the year ended December 31, 2004.

Cash used by financing activities for the year ended December 31, 2004 was $6.1 million compared to cash provided by financing activities of $163.5 million for the year ended December 31, 2003. During the year ended December 31, 2004, we made payments on bank and other borrowings of approximately $21.1 million. Included in this amount is approximately $7.2 million representing both principle and interest to the holder of the $6 million promissory note assumed in connection with our acquisition of Chaparral in February 2004. There are no further amounts due related to the promissory note. Such payments were offset by proceeds received from bank and other borrowings of $13.7 million and approximately $1.3 million received from exercises of stock options under our 2000 Stock Incentive Plan. Cash provided by financing activities for the year ended December 31, 2003 reflects the completion of a secondary offering of our common stock.

Effective July 1, 2004, we entered into a credit agreement with Wells Fargo Bank, National Association, or Wells Fargo, which allows us to borrow up to $30.0 million under a revolving line of credit that expires July 1, 2006. Amounts loaned under the credit agreement bear interest at our option at a fluctuating rate per annum equal to the Prime Rate in effect from time to time, or at a fixed rate per annum determined by Wells Fargo to be 0.65% above LIBOR in effect on the first day of the applicable fixed rate term. In connection with the credit agreement, to the extent we have outstanding borrowings; we have granted Wells Fargo a security interest in our investment management account maintained with Wells Capital Management Incorporated. As of December 31, 2004, there was no balance outstanding under this line of credit. The credit agreement limits any new borrowings, loans or advances outside of the credit agreement to an amount less than $1.0 million.

Our Japanese subsidiary previously had two lines of credit with Tokyo Mitsubishi Bank and one line of credit with National Life Finance Corporation in Japan secured by its inventories. During October 2004, all of the lines of credit relating to our Japanese subsidiary described above were repaid and closed. We intend to fund our Japanese operations from cash on hand and working capital.

We presently expect cash, cash equivalents, short-term investments and cash generated from operations to be sufficient to meet our operating and capital requirements for at least the next twelve months and to enable us to pursue acquisitions or significant capital improvements. The actual amount and timing of working capital and capital expenditures that we may incur in future periods may vary significantly and will depend upon numerous factors, including the amount and timing of the receipt of revenues from continued operations, our ability to manage our relationships with third party manufacturers, the status of our relationships with key customers, partners and suppliers, the timing and extent of the introduction of new products and services and growth in personnel and operations.

The following table summarizes our contractual obligations as of December 31, 2004 (in thousands).

Contractual obligations	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$3,488	$1,672	$1,799	$17	—

At December 31, 2004, we did not have any relationship with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance variable interest, or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving non-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships and transactions with persons and entities that derive benefits from their non-independent relationship with us or our related parties except as disclosed herein.

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ("FASB") issued EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted for our year ended December 31, 2004. We will evaluate the effect, if any, of EITF 03-1 when final guidance is released.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" that will require compensation costs related to share-based payment transactions with employees to be recognized in our financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123 (revised 2004) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* and is effective as of the first interim or annual reporting period that begins after June 15, 2005. We have not completed the process of evaluating the impact that the adoption of Statement 123 (revised 2004) will have on our financial position or results of operations.

On November 24, 2004, the FASB issued Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have not completed the process of evaluating the impact that the adoption of Statement 151 will have on our financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Credit Risk

Our exposure to market rate risk for changes in interest rates relates to our investment portfolio. Our primary investment strategy is to preserve the principal amounts invested, maximize investment yields, and maintain liquidity to meet projected cash requirements. Accordingly, we invest in instruments such as money market funds, certificates of deposit, U.S. Government/Agencies bonds, notes, bills and municipal bonds that meet high credit quality standards, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer, and type of instrument. We do not currently use derivative financial instruments in our investment portfolio and we do not enter into market risk sensitive instruments for trading purposes. Due to the short duration of our investment portfolio, an immediate 10% change in interest rates would not have a material impact on our financial condition, results of operations or cash flows. We do not expect to incur any material losses with respect to our investment portfolio.

The following table provides information about our investment portfolio at December 31, 2003 and 2004. For investment securities, the table presents carrying values at December 31, and related weighted average interest rates by expected maturity dates.

	December 31,	
	2003	2004
	(amounts in thousands)	
Cash equivalents	$ 95,090	$ 43,438
Average interest rate	.9%	2.3%
Short-term investments	$ 85,682	$ 58,690
Average interest rate	1.5%	2.2%
Total portfolio	$180,772	$102,128
Average interest rate	1.2%	2.2%

We have a line of credit agreement, which accrues interest at a variable rate. As of December 31, 2004, we had no balance under this line. Were we to incur a balance under this line, we would be exposed to interest rate risk on such debt.

Foreign Currency Exchange Rate Risk

A portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. We have not undertaken hedging transactions to cover currency exposure and we do not intend to engage in hedging activities in the future.

Item 8. Financial Statements and Supplementary Data

The information required by this Item is incorporated by reference from the financial statements beginning on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that as of the end of such period, our disclosure controls and procedures are adequate and sufficient to ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms.

Dot Hill Systems Corp.'s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

Our management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2004, and this assessment identified the following material weaknesses in our internal control over financial reporting.

Material weaknesses related to entity-level controls at Dot Hill. The PCAOB in its Auditing Standard No. 2, "An Audit of Internal Control over Financial Reporting Performed in Conjunction with an Audit of Financial Statements" sets forth indicators of conditions that may be indicative of a material weakness in internal control over financial reporting. Two such indicators are the restatement of previously issued financial statements to correct errors and an ineffective control environment. We have restated our financial statements to correct errors as announced in February 2005, and a number of events provide indications of an ineffective financial closing process at Dot Hill as of December 31, 2004. Management believes that such events are the result of (i) an inadequate number of accounting and finance personnel with sufficient technical expertise in the area of U.S. GAAP and financial reporting at both our corporate headquarters and foreign subsidiaries, (ii) failure to document with sufficient support the prior application of our accounting policies, practices and procedures, and (iii) lack of effective deterrent controls and detective controls to properly apply U.S. GAAP to our financial reporting process. As a result, management has concluded that as of December 31, 2004 there were deficiencies in the design and execution of our entity-level controls that constituted material weaknesses in our internal control over financial reporting.

Material weakness related to internal controls over inventory at Dot Hill. We have identified a material weakness related to our internal control over inventory processing as of December 31, 2004. This weakness was the result of inadequate understanding and documentation of a reconciling item between our general ledger and perpetual inventory listing. Management believes that the material weakness described above was the result of (i) the use of our general ledger to process customer support transactions that should not impact our financial statements and (ii) the limitations present in our historical enterprise resource planning (ERP) software requiring a significant number of manual processing steps.

Material weakness related to internal controls over fixed assets at Dot Hill. We have identified deficiencies over internal control related to the processing of fixed assets as of December 31, 2004. Such deficiencies consist of (i) inadequate documentation within our fixed asset accounting system to assist in the identification and location of certain fixed assets, (ii) failure to apply identification tags to fixed assets located outside of our corporate headquarters and, (iii) failure to document with sufficient support the prior application of our accounting policies, practices and procedures pertaining to the classification of certain expenditures as fixed assets. As a result, management has concluded that as of December 31, 2004 there were deficiencies in the design and execution of our controls that constituted a material weakness in our internal control over fixed asset processing.

In order to address the material weaknesses identified above, management has undertaken the following corrective measures:

We intend to strengthen our accounting and financial reporting function by the addition of at least two certified public accountants with recent relevant experience, of which one will be in a senior managerial position. Additionally, we will add to our clerical staff in the areas of accounts payable and general accounting. We have already begun this process by the hiring of a senior finance director for our subsidiary in Japan. Additionally, we intend to hire additional staff in various areas of the company, including but not limited to, financial planning and analysis, order entry and materials management. We believe the addition of these individuals will allow us to perform and review the necessary internal control activities pertaining to our financial closing and reporting process on a timely basis and to complete the documentation of our accounting policies and procedures during 2005.

We are in the process of developing a plan to oversee the implementation of a new ERP software package. We have explored and investigated a number of packages over the past 4 years and feel we have an excellent working knowledge of the various alternatives and should choose one quickly. This can be a lengthy process inclusive of assessment, negotiation, conversion, implementation and acceptance. Although there can be no assurances to timeframe and costs, normally, this entire process can take between nine and fifteen months and have a cost of upwards to $1.5 million, with approximately $1.0 million being expensed during the implementation process. We believe the implementation of a new ERP system will improve our internal control over financial reporting by increasing the availability of data used in the financial closing process and through simplifying our current closing process by decreasing the amount of manual processes currently required by our current system. We believe our internal control over inventory processing will also be improved for the same reasons. Until the new ERP system is fully operational, we intend on increasing the management review processes related to our financial closing and inventory processes through the addition of the individuals described above.

We are in the process of initiating improvement in the controls over the processing of fixed assets. Such improvements consist of revised documentation and additional review of the authorization and accounting treatment related to the acquisition of fixed assets. We have also started the process of improving our ability to better identify and track our fixed assets by implementing controls over self constructed assets and we intend to assign asset identification tags to all of our assets located outside of our corporate headquarters.

We intend to improve our entity wide internal control through increased senior management review. We have completed a 2005 budget and our senior management will review actual results against the budget on a monthly basis during 2005.

In making its assessment of internal control over financial reporting our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because of the material weakness described in the preceding paragraph, our management believes that, as of December 31, 2004, the company's internal control over financial reporting was not effective based on those criteria.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dot Hill Systems Corp.

We have audited management's assessment, included in the accompanying Dot Hill Systems Corp.'s Report on Internal Control Over Financial Reporting, that Dot Hill Systems Corp. and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weaknesses identified in management's assessment based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses in the internal controls over financial reporting have been identified and included in management's assessment:

(1) The Company has identified a material weakness related to the design and operating effectiveness of its period-end financial close and reporting process, resulting from (i) an inadequate number of accounting and finance personnel with sufficient technical expertise in the area of accounting principles generally accepted in the United States of America ("U.S. GAAP")

and financial reporting, at both the corporate headquarters and foreign subsidiaries, (ii) the Company's failure to sufficiently document its accounting policies, practices and procedures, and (iii) a lack of a sufficiently robust review of the period-end financial information to detect misstatements on a timely basis. These control deficiencies resulted in the restatement of previously issued interim financial statements to correct errors principally affecting sales, cost of goods sold, operating expenses and accounts receivable, as described further in the restated financial statements included in the amended Form 10-Qs for the quarters ending March 31, 2004, June 30, 2004 and September 30, 2004. Additionally, numerous adjustments that were not individually material to the financial statements, but which affected various financial statement line items, were necessary to present the annual financial statements for the year ended December 31, 2004 in accordance with U.S. GAAP. Due to the significance of the actual misstatements identified and the potential for further misstatement, and the significance of the financial closing and reporting process to the preparation of reliable financial statements, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not have been prevented or detected.

(2) The Company has identified a material weakness related to the ineffectiveness of internal controls over inventory and cost of goods sold. Various controls related to timely and accurate processing and recording of inventory-related transactions failed to operate effectively and as a result adjustments were recorded to inventory and cost of goods sold. Although these adjustments were not material to the interim and annual financial statements, the financial statements could have been materially misstated as a result of the control deficiencies. The deficiencies were concluded to be a material weakness based on the significance of the potential misstatement of the annual and interim financial statements, the significance of the controls over inventory to the preparation of reliable financial statements, and the absence of other mitigating controls to detect the adjustments.

(3) The Company has identified a material weakness related to the operating effectiveness of internal controls over fixed assets related to the safeguarding and accounting for fixed assets which include (i) inadequate documentation within the fixed asset accounting system to assist in the identification and location of certain fixed assets, (ii) failure to apply identification tags to fixed assets located outside of the corporate headquarters and, (iii) failure to properly apply its accounting policies, practices and procedures pertaining to the categorization of certain expenditures as fixed assets. Based on the significance of the potential misstatement that could result due to the deficient controls over the safeguarding and accounting for fixed assets and the absence of other mitigating controls, there is a more than remote likelihood that a material misstatement of the interim and annual financial statements would not have been prevented or detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2004, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2004, of the Company and our report dated March 14, 2005 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 14, 2005

PART III

Item 10. Directors and Executive Officers of the Registrant

Some of the information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2005 annual meeting under the headings "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance." Other information required by this item is incorporated by reference to Item 1 of Part I of this Annual Report on Form 10-K under the heading "Executive Officers of the Registrant at December 31, 2004."

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2005 annual meeting under the heading "Compensation of Executive Officers."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information under the heading "Security Ownership of Certain Beneficial Owners and Management" in our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2005 annual meeting is incorporated herein by this reference.

The following table sets forth our equity securities authorized for issuance under equity compensation plans as of December 31, 2004.

Stock Plan	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price of outstanding options and rights	Number of securities remaining available for future issuance
2000 Equity Incentive Plan(1)	3,979,178	$6.62	822,089
Employee Stock Purchase Plan(2)	Not Applicable	Not Applicable	2,000,046
2000 Non-Employee Directors' Stock Option Plan	234,917	$7.66	292,499
Total	4,214,095	$6.68	3,114,634

(1) The 2000 Amended and Restated Equity Incentive Plan provides for an annual increase to the share reserve, to be added on the date of each annual stockholder's meeting, equal to the lesser of (i) 1 million shares; (ii) 2% of our outstanding shares on such date, calculated on a fully diluted basis and assuming the conversion of all outstanding convertible securities and the exercise of all outstanding options and warrants, or; (iii) an amount to be determined by our board of directors.

(2) The Employee Stock Purchase Plan provides for an annual increase to the share reserve, to be added on the date of each annual stockholders' meeting, equal to the lesser of: (i) 100,000 shares, or; (ii) an amount to be determined by our board of directors.

All of our equity compensation plans have been approved by our stockholders.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2005 annual meeting under the heading "Certain Transactions."

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with our 2005 annual meeting under the heading "Ratification of Selection of Independent Auditors."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial statements:

The consolidated balance sheets as of December 31, 2003 and 2004, and the consolidated statements of operations and comprehensive operations, stockholders' equity and cash flows for the years ended December 31, 2002, 2003 and 2004, together with notes thereto.

(2) Financial statement schedules required to be filed by Item 8 and Item 15(d) of this Form:

Schedule II—Valuation and Qualifying Accounts.

All other schedules have been omitted from this annual report because they are not applicable or because the information required by any applicable schedule is included in the consolidated financial statements or the notes thereto.

(3) Exhibits:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among the Registrant, DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders' Representative.(1)
3.1	Certificate of Incorporation of the Registrant.(2)
3.2	By-laws of the Registrant.(2)
4.1	Certificate of Incorporation of the Registrant.(2)
4.2	By-laws of the Registrant.(2)
4.3	Form of Common Stock Certificate.(3)
4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(4)
4.5	Form of Rights Certificate.(4)
4.6	Warrant to Purchase Shares of Common Stock dated May 24, 2002.(5)
4.7	Common Stock Warrant dated December 19, 2002.(5)
4.8	Warrant to Purchase Shares of Common Stock dated February 14, 2003.(5)
4.9	Common Stock Warrant dated March 14, 2003.(5)
10.1	Product Purchase Agreement between the Registrant and Sun Microsystems, Inc. dated May 24, 2002.(6)
10.2	Product Supplement/Award Letter for Blade Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.3	Product Supplement/Award Letter for SCSI Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.4	Product Supplement/Award Letter for FC Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)

Exhibit Number	Description
10.5	Second Amendment to Product Purchase Product Purchase Agreement, dated as of January 26, 2004, by and among Sun Microsystems, Inc., Sun Microsystems International B.V., the Registrant and Dot Hill Systems B.V.(15)
10.6	Third Amendment to Product Purchase Product Purchase Agreement, dated as of March 22, 2004, by and among Sun Microsystems, Inc., Sun Microsystems International B.V., the Registrant and Dot Hill Systems B.V.(15)
10.7	Product Supplement/Award Letter (SATA) by and between Sun Microsystems, Inc. and the Registrant, dated as of March 22, 2004.(15)
10.8	Rights Agreement dated as of May 19, 2003, by and between the Registrant and American Stock Transfer and Trust Company.(4)
10.9	Employment letter agreement dated August 2, 1999 between the Registrant and James L. Lambert.(7)†
10.10	Employment letter agreement dated August 2, 1999 between the Registrant and Dana W. Kammersgard.(7)†
10.11	Employment offer letter dated November 12, 1999 between the Registrant and Preston Romm.(7)†
10.12	Lease for Registrant's headquarters in Carlsbad, California, dated June 9, 1993.(5)
10.13	2000 Amended and Restated Equity Incentive Plan.(8)†
10.14	Form of Stock Option Agreement (Incentive and Nonstatutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.15	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.16	2000 Amended and Restated Employee Stock Purchase Plan.(12)†
10.17	2000 Non-Employee Directors Stock Option Plan.(9)†
10.18	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors' Stock Option Plan.(9)†
10.19	Credit Agreement dated July 1, 2004 by and between the Registrant and Wells Fargo Bank, National Association.(10)
10.20	Revolving Line of Credit Note dated July 1, 2004 issued by the Registrant to Wells Fargo Bank, National Association.(10)
10.21	Security Agreement and Addendum dated July 1, 2004 by and between the Registrant and Wells Fargo Bank, National Association.(10)
10.22	Manufacturing Agreement between the Registrant and Solectron Corporation dated May 20, 2002.(11)
10.23	OEM Agreement between the Registrant and Infortrend Technology, Inc. dated May 20, 2002.(11)
10.24	2004 Executive Compensation Plan for James L. Lambert, effective January 1, 2004.†
10.25	2004 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2004.†
10.26	2004 Executive Compensation Plan for Dana Kammersgard, effective August 2, 2004.†

Exhibit Number	Description
10.27	2004 Executive Compensation Plan for Preston Romm, effective January 1, 2004.†
10.28	2005 Executive Compensation Plan for James L. Lambert, effective January 1, 2005.(13)†
10.29	2005 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2005.(13)†
10.30	2005 Executive Compensation Plan for Preston Romm, effective January 1, 2005.(13)†
10.31	Change of Control Agreement dated August 23, 2001 between the Registrant and James L. Lambert.(14)†
10.32	Change of Control Agreement dated August 23, 2001 between the Registrant and Dana Kammersgard.(14)†
10.33	Change of Control Agreement dated August 23, 2001 between the Registrant and Preston Romm.(14)†
10.34	Securities Purchase Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)
10.35	Registration Rights Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)
10.36	Registration Rights Agreement, dated as of March 4, 2003, between the Registrant and each of the individuals listed on the signature pages thereto.(5)
21.1	Subsidiaries of the Registrant.(5)
23.1	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney. Reference is made to the signature page hereto.
31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(c).

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.

(2) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(4) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.

(5) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(6) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(8) Filed as an exhibit to our Current Report on Form 8-K dated August 23, 2000 and incorporated herein by reference.

(9) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.

(10) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(12) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(13) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 9, 2005 and incorporated herein by reference.

(14) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.

(15) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOT HILL SYSTEMS CORP.
(Registrant)

By: /s/ JAMES L. LAMBERT

James L. Lambert
(Chief Executive Officer)

Date: March 15, 2005

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James L. Lambert and Preston Romm, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JAMES L. LAMBERT James L. Lambert	Chief Executive Officer, Vice Chairman of the Board of Directors, Chief Operating Officer (Principal Executive Officer)	March 15, 2005
/s/ PRESTON ROMM Preston Romm	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	March 15, 2005
/s/ CHARLES CHRIST Charles Christ	Chairman of the Board of Directors	March 15, 2005
/s/ NORMAN R. FARQUHAR Norman R. Farquhar	Director	March 15, 2005
/s/ JOSEPH D. MARKEE Joseph D. Markee	Director	March 15, 2005
W.R. Sauey	Director	March 15, 2005

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of February 23, 2004, by and among the Registrant, DHSA Corp., Chaparral Network Storage, Inc., and C. Timothy Smoot, as Stockholders' Representative.(1)
3.1	Certificate of Incorporation of the Registrant.(2)
3.2	By-laws of the Registrant.(2)
4.1	Certificate of Incorporation of the Registrant.(2)
4.2	By-laws of the Registrant.(2)
4.3	Form of Common Stock Certificate.(3)
4.4	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of Delaware on May 19, 2003.(4)
4.5	Form of Rights Certificate.(4)
4.6	Warrant to Purchase Shares of Common Stock dated May 24, 2002.(5)
4.7	Common Stock Warrant dated December 19, 2002.(5)
4.8	Warrant to Purchase Shares of Common Stock dated February 14, 2003.(5)
4.9	Common Stock Warrant dated March 14, 2003.(5)
10.1	Product Purchase Agreement between the Registrant and Sun Microsystems, Inc. dated May 24, 2002.(6)
10.2	Product Supplement/Award Letter for Blade Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.3	Product Supplement/Award Letter for SCSI Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.4	Product Supplement/Award Letter for FC Product under agreement with Sun Microsystems, Inc. dated May 24, 2002.(6)
10.5	Second Amendment to Product Purchase Product Purchase Agreement, dated as of January 26, 2004, by and among Sun Microsystems, Inc., Sun Microsystems International B.V., the Registrant and Dot Hill Systems B.V.(15)
10.6	Third Amendment to Product Purchase Product Purchase Agreement, dated as of March 22, 2004, by and among Sun Microsystems, Inc., Sun Microsystems International B.V., the Registrant and Dot Hill Systems B.V.(15)
10.7	Product Supplement/Award Letter (SATA) by and between Sun Microsystems, Inc. and the Registrant, dated as of March 22, 2004.(15)
10.8	Rights Agreement dated as of May 19, 2003, by and between the Registrant and American Stock Transfer and Trust Company.(4)
10.9	Employment letter agreement dated August 2, 1999 between the Registrant and James L. Lambert.(7)†
10.10	Employment letter agreement dated August 2, 1999 between the Registrant and Dana W. Kammersgard.(7)†
10.11	Employment offer letter dated November 12, 1999 between the Registrant and Preston Romm.(7)†

Exhibit Number	Description
10.12	Lease for Registrant's headquarters in Carlsbad, California, dated June 9, 1993.(5)
10.13	2000 Amended and Restated Equity Incentive Plan.(8)†
10.14	Form of Stock Option Agreement (Incentive and Nonstatutory Stock Options) used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.15	Form of Stock Option Grant Notice used in connection with the 2000 Amended and Restated Equity Incentive Plan.(8)†
10.16	2000 Amended and Restated Employee Stock Purchase Plan.(12)†
10.17	2000 Non-Employee Directors Stock Option Plan.(9)†
10.18	Form of Stock Option Agreement used in connection with the 2000 Non-Employee Directors' Stock Option Plan.(9)†
10.19	Credit Agreement dated July 1, 2004 by and between the Registrant and Wells Fargo Bank, National Association.(10)
10.20	Revolving Line of Credit Note dated July 1, 2004 issued by the Registrant to Wells Fargo Bank, National Association.(10)
10.21	Security Agreement and Addendum dated July 1, 2004 by and between the Registrant and Wells Fargo Bank, National Association.(10)
10.22	Manufacturing Agreement between the Registrant and Solectron Corporation dated May 20, 2002.(11)
10.23	OEM Agreement between the Registrant and Infortrend Technology, Inc. dated May 20, 2002.(11)
10.24	2004 Executive Compensation Plan for James L. Lambert, effective January 1, 2004.†
10.25	2004 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2004.†
10.26	2004 Executive Compensation Plan for Dana Kammersgard, effective August 2, 2004.†
10.27	2004 Executive Compensation Plan for Preston Romm, effective January 1, 2004.†
10.28	2005 Executive Compensation Plan for James L. Lambert, effective January 1, 2005.(13)†
10.29	2005 Executive Compensation Plan for Dana Kammersgard, effective January 1, 2005.(13)†
10.30	2005 Executive Compensation Plan for Preston Romm, effective January 1, 2005.(13)†
10.31	Change of Control Agreement dated August 23, 2001 between the Registrant and James L. Lambert.(14)†
10.32	Change of Control Agreement dated August 23, 2001 between the Registrant and Dana Kammersgard.(14)†
10.33	Change of Control Agreement dated August 23, 2001 between the Registrant and Preston Romm.(14)†
10.34	Securities Purchase Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)
10.35	Registration Rights Agreement, dated as of March 11, 2003, between the Registrant and each of the purchasers listed on the signature pages thereto.(5)

Exhibit Number	Description
10.36	Registration Rights Agreement, dated as of March 4, 2003, between the Registrant and each of the individuals listed on the signature pages thereto.(5)
21.1	Subsidiaries of the Registrant.(5)
23.1	Consent of Deloitte & Touche LLP.
24.1	Power of Attorney. Reference is made to the signature page hereto.
31.1	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification pursuant to 17 CFR 240.13a-14(a) or 17 CFR 240.15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Indicates management or compensatory plan or arrangement required to be identified pursuant to Item 15(c).

(1) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 24, 2004 and incorporated herein by reference.

(2) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on September 19, 2001 and incorporated herein by reference.

(3) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on January 14, 2003 and incorporated herein by reference.

(4) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on May 19, 2003 and incorporated herein by reference.

(5) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

(6) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(7) Filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.

(8) Filed as an exhibit to our Current Report on Form 8-K dated August 23, 2000 and incorporated herein by reference.

(9) Filed as an exhibit to our Registration Statement on Form S-8 (No. 333-43834) and incorporated herein by reference.

(10) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and incorporated herein by reference.

(11) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 and incorporated herein by reference.

(12) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference.

(13) Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on February 9, 2005 and incorporated herein by reference.

(14) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.

(15) Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated herein by reference.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Dot Hill Systems Corp.

We have audited the accompanying consolidated balance sheets of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations and comprehensive operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 14, 2005

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

(In Thousands, Except Per Share Amounts)

	2003	2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$105,863	$ 67,496
Short-term investments	85,682	58,690
Accounts receivable, net of allowance of $467 and $491	14,558	40,788
Inventories	3,158	3,671
Prepaid expenses and other	1,836	2,273
Total current assets	211,097	172,918
PROPERTY AND EQUIPMENT, net	5,469	7,859
Goodwill	343	57,111
Other intangible assets, net	—	7,712
OTHER ASSETS	1,534	967
Total assets	$218,443	$246,567
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 24,533	$ 40,512
Accrued compensation	4,459	3,338
Accrued expenses	2,052	3,309
Deferred revenue	1,028	779
Income taxes payable	1,005	532
Other liabilities	—	923
Current portion of restructuring accrual	370	141
Total current liabilities	33,447	49,534
RESTRUCTURING ACCRUAL, net of current portion	554	37
BORROWINGS UNDER LINES OF CREDIT	247	—
Other long-term liabilities	62	169
Total liabilities	34,310	49,740
COMMITMENTS AND CONTINGENCIES (Note 17)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $.001 par value, 10,000 shares authorized, no shares issued and outstanding at December 31, 2003 and December 31, 2004, respectively	—	—
Common stock, $.001 par value, 100,000 shares authorized, 43,307 and 43,656 shares issued and outstanding at December 31, 2003 and December 31, 2004, respectively	43	44
Additional paid-in capital	275,827	277,102
Deferred compensation	(28)	(8)
Accumulated other comprehensive loss	(263)	(462)
Accumulated deficit	(91,446)	(79,849)
Total stockholders' equity	184,133	196,827
Total liabilities and stockholders' equity	$218,443	$246,567

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In Thousands, Except Per Share Amounts)

	2002	2003	2004
NET REVENUE	$ 46,936	$187,448	$239,376
COST OF GOODS SOLD	45,444	142,550	179,875
GROSS PROFIT	1,492	44,898	59,501
OPERATING EXPENSES:			
Sales and marketing	22,513	14,086	16,839
Research and development	10,043	11,950	17,993
General and administrative	5,150	7,418	9,992
In process research and development	—	—	4,700
Restructuring expenses	1,550	—	(434)
Total operating expenses	39,256	33,454	49,090
OPERATING INCOME (LOSS)	(37,764)	11,444	10,411
OTHER INCOME (EXPENSE):			
Interest income	410	716	1,766
Interest expense	(248)	(105)	(341)
Gain on foreign currency transactions, net	143	135	60
Other income (expense), net	39	29	(27)
Total other income, net	344	775	1,458
INCOME (LOSS) BEFORE INCOME TAXES	$(37,420)	$ 12,219	$ 11,869
INCOME TAX BENEFIT (EXPENSE)	3,117	(88)	(272)
NET INCOME (LOSS)	$(34,303)	$ 12,131	$ 11,597
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS:			
Net income (loss)	$(34,303)	$ 12,131	$ 11,597
Dividends on preferred stock	(16)	(141)	—
Beneficial conversion feature of preferred stock	(440)	—	—
Net income (loss) attributable to common stockholders	$(34,759)	$ 11,990	$ 11,597
NET INCOME (LOSS) PER SHARE:			
Basic	$ (1.39)	$ 0.35	$ 0.27
Diluted	$ (1.39)	$ 0.31	$ 0.25
WEIGHTED AVERAGE SHARES USED TO CALCULATE NET INCOME (LOSS) PER SHARE:			
Basic	24,953	33,856	43,460
Diluted	24,953	38,164	46,395
COMPREHENSIVE OPERATIONS:			
Net income (loss)	$(34,303)	$ 12,131	$ 11,597
Foreign currency translation adjustments	36	30	(45)
Net unrealized gain (loss) on short-term investments	(150)	25	(154)
Comprehensive income (loss)	$(34,417)	$ 12,186	$ 11,398

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In Thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance, January 1, 2002	—	$—	24,791	$25	$ 99,467	$ —	$(204)	$ (68,677)	$ 30,611
Issuance of stock warrant					3,647				3,647
Issuance of stock under deferred compensation arrangement			15		60	(60)			
Amortization of deferred compensation						12			12
Issuance of stock options to non-employees					25				25
Issuance of preferred stock and stock warrants, net of issuance costs	6				5,406				5,406
Beneficial conversion feature of preferred stock					440			(440)	
Dividends on preferred stock								(16)	(16)
Exercise of stock options			21		40				40
Sale of common stock under employee stock purchase plan			345		477				477
Foreign currency translation adjustment							36		36
Unrealized loss on short-term investments							(150)		(150)
Net loss								(34,303)	(34,303)
Balance, December 31, 2002	6	—	25,172	25	109,562	(48)	(318)	(103,436)	5,785
Conversion of preferred stock to common stock	(6)	—	1,846	2	(2)				—
Issuance of common stock and stock warrant, net of issuance costs			14,654	15	161,268				161,283
Amortization of deferred compensation						20			20
Dividends on preferred stock								(141)	(141)
Exercise of stock options and warrant			1,111	1	4,240				4,241
Sale of common stock under employee stock purchase plan			524		759				759
Foreign currency translation adjustment							30		30
Net unrealized gain on short- term investments							25		25
Net income								12,131	12,131
Balance, December 31, 2003	—	—	43,307	43	275,827	(28)	(263)	(91,446)	184,133
Amortization of deferred compensation						20			20
Exercise of stock options and warrant			349	1	1,275				1,276
Foreign currency translation adjustment							(45)		(45)
Net unrealized loss on short- term investments							(154)		(154)
Net income								11,597	11,597
Balance, December 31, 2004	—	$—	43,656	$44	$277,102	$ (8)	$(462)	$ (79,849)	$196,827

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(In Thousands)

	2002	2003	2004
Cash Flow From Operating Activities:			
Net income (loss)	$(34,303)	$ 12,131	$ 11,597
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,463	2,045	5,657
Write-off of in-process research and development	—	—	4,700
Non-cash settlement of restructuring charges	—	—	(434)
Loss on disposal of property and equipment	329	42	—
Provision for doubtful accounts and note receivable	1,018	(284)	176
Stock-based sales and marketing expenses	3,647	—	
Stock-based compensation expenses	25	—	—
Amortization of deferred compensation	12	20	20
(Gain) loss on sale of short-term investments	(71)	56	(12)
Changes in operating assets and liabilities (net of effects of acquisition):			
Accounts receivable	1,973	(7,970)	(24,637)
Inventories	6,917	3,801	442
Prepaid expenses and other assets	161	(940)	277
Note receivable	115	—	—
Accounts payable	9,225	10,087	14,653
Accrued compensation and other expenses	(616)	3,159	25
Deferred revenue	(331)	(82)	(527)
Income taxes payable	(2,246)	(15)	(473)
Restructuring accrual	345	(662)	(312)
Other liabilities	(27)	(24)	107
Net cash provided by (used in) operating activities	(12,364)	21,364	11,259
Cash Flows From Investing Activities:			
Purchases of property and equipment	(2,388)	(3,460)	(4,949)
Proceeds from sales of equipment	—	14	38
Sales of short-term investments	8,637	5,356	111,933
Purchases of short-term investments	(44)	(91,069)	(85,083)
Cash paid in Chaparral acquisition, net of cash acquired	—	—	(65,383)
Net cash provided by (used in) investing activities	6,205	(89,159)	(43,444)
Cash Flows From Financing Activities:			
Proceeds from exercise of stock options and warrants	40	4,241	1,276
Proceeds from sale of stock to employees	477	759	—
Proceeds from bank and other borrowings	35,505	45,189	13,662
Payments on bank and other borrowings	(31,008)	(49,769)	(21,075)
(Increase) decrease in restricted cash	(2,000)	2,000	—
Proceeds from issuance of common stock and stock warrant, net of issuance costs	—	161,283	—
Proceeds from issuance of preferred stock and stock warrants, net of issuance costs	5,406	—	—
Dividends paid to preferred stockholders	—	(157)	—
Net cash provided (by used) in financing activities	8,420	163,546	(6,137)

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(In Thousands)

	2002	2003	2004
Effect of Exchange Rate Changes on Cash	36	30	(45)
Net Increase (Decrease) in Cash and Cash Equivalents	2,297	95,781	(38,367)
Cash and Cash Equivalents, beginning of year	7,785	10,082	105,863
Cash and Cash Equivalents, end of year	$ 10,082	$105,863	$ 67,496
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 194	$ 91	$ 1,213
Cash paid for income taxes	$ 107	$ 99	$ 724
Supplemental Disclosures of Non-Cash Financing Activities:			
Dividends payable on preferred stock	$ 16	$ —	$ —
Value of conversion discount for convertible preferred stock	$ 440	$ —	$ —
Stock issued under deferred compensation arrangement	$ 60	$ —	$ —
Conversion of preferred stock to common stock	$ —	$ 2	$ —

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 and 2004

1. Background and Summary of Significant Accounting Policies

Background

Dot Hill Systems Corp. ("we," "our" or "us") is a provider of enterprise storage for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture.

Historically, we relied mainly on direct sales to customers in an array of markets, including the government and telecommunications. Beginning in 2001, we shifted our sales and marketing efforts away from direct sales toward indirect sales through channel partners. These channel partners either incorporate our products into their own, private-label products or sell our products off the shelf. During 2002, we began outsourcing the manufacturing of our next-generation family of disk systems— SANnet II. We also have sales offices in the United States, Germany, Japan, the Netherlands, Singapore and the United Kingdom.

Basis of Presentation

On August 2, 1999, Box Hill Systems Corp. and Artecon, Inc. completed a merger, or the Merger, in which the two companies were merged in a tax-free, stock-for-stock transaction. The merger was accounted for using the pooling-of-interests method. We are the result of that merger. Subsequent to the merger, we changed our name to Dot Hill Systems Corp.

Principles of Consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less. Cash equivalents consist principally of money market funds, commercial paper and repurchase agreements.

Short-term Investments

We account for investments in accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. Our short-term investments have been categorized as available for sale, including market auction rate securities. Unrealized gains and losses on available-for-sale securities are included as a separate component of stockholders' equity. Because our market auction rate securities have been purchased with stated

1. Background and Summary of Significant Accounting Policies (Continued)

maturities greater than three months, effective for the quarter ended December 31, 2004, market auction rate securities are no longer considered cash equivalents but are instead classified as short-term investments. Market auction rate securities of approximately $32.7 million at December 31, 2003 have been reclassified from cash and cash equivalents to short-term investments to conform to this presentation.

Accounts Receivable

The allowance for doubtful accounts receivable represents management's estimate of potential loss on the accounts receivable balance. The estimate for accounts receivable is based on potential losses for specific accounts and an amount calculated using a percentage based on historical write-offs and recoveries.

Valuation of Inventories

Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead, and are valued at the lower of cost (first-in, first-out) or market value. We perform periodic valuation assessments based on projected sales forecasts and analyzing upcoming changes in future configurations of our products and record inventory reserves for excess and obsolete inventory. We use certain of our inventory items internally and also provide select customers with the use of certain inventory items on a temporary test basis. The carrying value of these items is reduced to market through a monthly charge to expense until they are returned to inventory, which is generally within twelve months.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (two to seven years). Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the lease or the estimated useful life of the asset. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For the year ended December 31, 2003, machinery and equipment of $678,000 was reclassified to property and equipment from other assets to conform to the current year presentation.

Deferred Compensation

Deferred compensation represents the unearned value of a common stock bonus given to an employee. In accordance with Accounting Principles Board, or APB, Opinion No. 25, we recorded deferred compensation for the value of the common stock at the date of issuance and are amortizing the balance over the vesting period of the award, which is three years.

Fair Value of Financial Instruments

We are required to estimate the fair value of all financial instruments included on our balance sheets. We consider the carrying value of our financial instruments, including cash and cash equivalents.short-term investments, accounts receivable, accounts payable, accrued expenses and short-term debt to approximate their fair value due to the relatively short period of time between

1. Background and Summary of Significant Accounting Policies (Continued)

origination of the instruments and their expected realization. The carrying value of the lines of credit approximate their fair value based on the terms and rates available to us for similar instruments.

Valuation of Goodwill

We review goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142. The provisions of SFAS No. 142 require that a two-step impairment test be performed on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. Our reporting units are consistent with the reportable segments identified in the notes to our consolidated financial statements. We determine the fair value of our reporting units using the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step in order to determine the implied fair value of the reporting unit's goodwill and compare it to the carrying value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then we must record an impairment loss equal to the difference. For the year ended December 31, 2003, $343,000 was reclassified to goodwill from other assets to conform to the current year presentation.

Long-Lived Assets

We account for the impairment and disposition of long-lived assets which consist primarily of intangible assets with finite lives and property and equipment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of these assets is determined by analysis of the assets' fair value by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. During the year ended December 31, 2001, we recognized an impairment of certain long-lived assets in connection with restructuring activities (Note 4). We did not record an impairment in either 2002, 2003 or 2004. Based on our most recent analysis, we believe that no additional impairment exists at December 31, 2004.

Revenue Recognition

We recognize revenue for non-software product sales upon transfer of title to the customer. Reductions to revenue for estimated sales returns are also recorded at that time. These estimates are based on historical sales returns, changes in customer demand and other factors. If actual future returns and allowances differ from past experience, additional allowances may be required. Certain of our sales arrangements include multiple elements. These arrangements include delivery of the product, installation, training and product maintenance. Maintenance related to product sales entitles the

1. Background and Summary of Significant Accounting Policies (Continued)

customer to basic product support and significantly greater response time in resolving warranty related issues. We allocate revenue to each element of the arrangement based on its relative fair value. For maintenance contracts this is typically the price charged when such contracts are sold separately or renewed. Because professional services related to installation and training can be provided by other third party organizations, we allocate revenue related to professional services based on rates that are consistent with other like companies providing similar services, i.e., the market rate for such services. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally twelve months. Revenue from installation, training and consulting is recognized as the services are performed.

For software sales, we apply Statement of Position No. 97-2, *Software Revenue Recognition*, whereby revenue is recognized from software licenses at the time the product is delivered, provided we have no significant obligations related to the sale, the resulting receivable is deemed collectible and there is vendor-specific objective evidence supporting the value of the separate contract elements. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence of the undelivered items. A portion of the arrangement fee equal to the fair value of the undelivered elements, typically software maintenance contracts, is deferred and recognized ratably over the contract term, generally twelve months. Vendor specific objective evidence is based on the price charged when the element is sold separately. A typical arrangement includes a software licensing fee and maintenance agreement.

The cost of maintenance contracts entered into with third parties is deferred and recognized as expense over the contract term. At December 31, 2003 and 2004, the balance of deferred costs for maintenance contracts was $0.1 million and $0.1 million, respectively, and is included in prepaid expenses and other current assets.

Product Warranties

We generally extend to our customers the warranties provided to us by our suppliers and, accordingly, the majority of our warranty obligations to customers are covered by supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future, which could have a material adverse effect on our operating results and financial condition. Our warranty cost activity for the years ended December 31 is as follows:

Accrued Warranty Costs	Balance at Beginning of Year	Charged to Operations	Deductions for Costs Incurred	Deductions for Change in Estimates	Balance at End of Year
			(in thousands)		
2002	$316	$1,202	$(1,182)	$ —	$ 336
2003	336	876	(876)	(74)	262
2004	262	1,703	(861)	—	1,104

Advertising Costs

We expense advertising costs as incurred. For the years ended December 31, 2002, 2003 and 2004, advertising expenses were $1.2 million, $0.3 million and $0.8 million, respectively.

1. Background and Summary of Significant Accounting Policies (Continued)

Research and Development

Research and development costs are expensed as incurred. In conjunction with the development of our products, we incur certain software development costs. No costs have been capitalized pursuant to SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, because the period between achieving technological feasibility and completion of such software is relatively short and software development costs qualifying for capitalization have been insignificant.

Stock-Based Compensation

We have two stock-based compensation plans, which are described more fully in Note 12. SFAS No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require us to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations for all periods presented. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of our stock at the date of grant over the amount an employee must pay to acquire the stock.

Had compensation cost for our stock option awards been determined based upon the fair value at the date of grant, in accordance with SFAS No. 123, our net income (loss) and basic and diluted net income (loss) per share would have been adjusted to the following amounts for the years ended December 31:

	2002	2003	2004
	(net income (loss) amounts in thousands)		
Net income (loss) attributable to common stockholders as reported	$(34,759)	$11,990	$11,597
Stock-based employee compensation expense included in reported net income (loss) attributable to common stockholders	12	20	20
Stock-based employee compensation expense determined under fair value based method for all awards	(2,201)	(7,047)	(4,553)
Pro forma net income (loss) attributable to common stockholders	$(36,948)	$ 4,963	$ 7,064
Basic net income (loss) per share:			
As reported	$ (1.39)	$ 0.35	$ 0.27
Pro forma	$ (1.48)	$ 0.15	$ 0.16
Diluted net income (loss) per share:			
As reported	$ (1.39)	$ 0.31	$ 0.25
Pro forma	$ (1.48)	$ 0.13	$ 0.15

We account for stock options granted to non-employees using the fair value method. Compensation expense for options granted to non-employees has been determined in accordance with

1. Background and Summary of Significant Accounting Policies (Continued)

SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,* as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense and deferred compensation in the financial statements.

Foreign Currency Transactions and Translation

A portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are included in current period earnings. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. We have not previously undertaken hedging transactions to cover currency exposure and do not intend to engage in hedging activities in the future.

The functional currency of each of our foreign subsidiaries is the local currency and accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates; revenues and expenses, and gains and losses are translated at rates of exchange that approximate the rates in effect on the transaction date. Resulting translation gains and losses are recognized as a component of other comprehensive income.

Income Taxes

We record deferred income taxes to reflect temporary differences between the reporting of income for financial statement and tax reporting purposes. Measurement of the deferred income tax items is based on enacted tax laws and rates. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a deferred income tax asset, an evaluation is performed to determine the probability we will be able to realize the future benefits of such asset. A valuation allowance related to a deferred income tax asset is recorded when it is considered more likely than not that some portion or all of the deferred income tax asset will not be realized.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income or net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted net income (loss) per share reflects the potential dilution of securities by including common stock equivalents, such as stock options, stock warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.

1. Background and Summary of Significant Accounting Policies (Continued)

The following table sets forth a reconciliation of the basic and diluted number of weighted average shares outstanding used in the calculation of net income (loss) per share for the years ended December 31:

	2002	2003	2004
	(in thousands)		
Weighted average shares used to calculate basic net income (loss) per share	24,953	33,856	43,460
Dilutive effect of stock options and stock warrants	—	3,696	2,935
Dilutive effect of convertible preferred stock	—	612	—
Weighted average shares used to calculate diluted net income (loss) per share	24,953	38,164	46,395

As of December 31, 2002, options to purchase 3,670,843 shares of common stock with exercise prices ranging from $0.50 to $15.94 per share and warrants to purchase 1,727,568 shares of common stock with exercise prices ranging from $2.97 to $3.25 per share were outstanding, but were not included in the calculation of diluted net loss per share because their effect was antidilutive. Additionally, preferred stock convertible into 1,846,152 shares of common stock has also been excluded from the calculation of diluted net loss per share because its effect was antidilutive.

As of December 31, 2003, options to purchase 100,716 shares of common stock with exercise prices ranging from $11.30 to $16.46 per share were outstanding, but were not included in the calculation of diluted net income per share because their effect was antidilutive.

As of December 31, 2004, options to purchase 1,087,476 shares of common stock with exercise prices ranging from $9.81 to $17.14 per share were outstanding, but were not included in the calculation of diluted net income per share because their effect was antidilutive.

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ("FASB") issued EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted for our year ended December 31, 2004. We will evaluate the effect, if any, of EITF 03-1 when final guidance is released.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment" that will require compensation costs related to share-based payment transactions with employees to be recognized in our financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. In addition, liability awards will be re-measured each reporting period. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. Statement 123 (revised 2004) replaces FASB Statement No. 123, *Accounting for Stock-*

1. Background and Summary of Significant Accounting Policies (Continued)

Based Compensation, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* and is effective as of the first interim or annual reporting period that begins after June 15, 2005. We have not completed the process of evaluating the impact that the adoption of Statement 123 (revised 2004) will have on our financial position or results of operations.

On November 24, 2004, the FASB issued Statement No. 151, Inventory Costs, an Amendment of ARB No. 43, Chapter 4, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have not completed the process of evaluating the impact that the adoption of Statement 151 will have on our financial position or results of operations.

2. Acquisition

In accordance with SFAS No. 141, *Business Combinations* ("SFAS No. 141"), Dot Hill allocates the purchase price of its acquisitions to the tangible assets, liabilities and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The fair value assigned to intangible assets acquired is based on a number of factors including a valuation prepared by an independent third party appraisal firm. Goodwill and purchased intangible assets with indefinite useful lives are not amortized but will be reviewed at least annually for impairment. Purchased intangible assets with finite lives are amortized on a straight-line basis over their respective useful lives.

On February 23, 2004, we completed the acquisition of Chaparral Network Storage, Inc. ("Chaparral"); a privately held developer of specialized storage appliances as well as high-performance, mid-range RAID controllers and data routers, pursuant to the Agreement and Plan of Merger between Dot Hill and Chaparral dated February 23 2004. The aggregate purchase price paid in cash was $62 million. In addition, we agreed to pay $4.1 million to certain employees covered by change in control agreements as a result of the acquisition, direct transaction costs of approximately $.8 million and approximately $.7 million in accrued integration costs were incurred. The acquisition of Chaparral is expected to enable Dot Hill to increase the amount of proprietary technology within its storage systems, broaden its product line and diversify its customer base.

The results of operations of Chaparral have been included in our results prospectively from February 23, 2004.

2. Acquisition (Continued)

Based on our estimates and assumptions, the total purchase price of approximately $67.6 million has been allocated as follows (in thousands):

Assets:	
Cash and cash equivalents	$ 2,202
Accounts receivable	1,769
Inventories	955
Prepaid expenses and other	147
Property and equipment	648
Goodwill	56,768
Intangible assets:	
Developed technology	2,600
Core technology	5,000
Customer relationships	2,500
Backlog	100
In-process research and development	4,700
Total assets	77,389
Liabilities:	
Current liabilities	2,859
Convertible debt and accrued interest	6,945
Total liabilities	9,804
Net assets acquired	$67,585

No changes were made to the original purchase price allocation during the year ended December 31, 2004 and the purchase price allocation is now considered final.

Of the acquired intangible assets, $4.7 million pertained to IPR&D and was written off by our recognition of a charge to operations on the acquisition date. The remaining acquired identifiable intangible assets are being amortized using the straight-line method over their estimated useful lives as follows: developed and core technology, 2.5 to 4.5 years; customer relationships, 3.5 years, and backlog, 8 months. The goodwill recorded in this transaction has been allocated to our SANnet family-operating segment. None of this goodwill will be deductible for tax purposes.

IPR&D recorded in connection with the acquisition of Chaparral represents the present value of the estimated after-tax cash flows expected to be generated by purchased technologies that, as of the acquisition dates, had not yet reached technological feasibility. The classification of the technology as complete or under development was made in accordance with the guidelines of SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, and Financial Accounting Standards Board Interpretation No. 4, *Applicability of SFAS No. 2 to Business Combinations Accounted for by the Purchase Method.* In addition, the Fair Value, as defined below, of the IPR&D projects was determined in accordance with SFAS No. 141, and SFAS No. 142, *Goodwill and Other Intangible Assets*

2. Acquisition (Continued)

Chaparral's IPR&D projects were valued through the application of discounted cash flow analyses, taking into account many key characteristics of Chaparral as well as its future prospects, the rate technology changes in the industry, product life cycles, risks specific to each project, and various projects' stage of completion. Stage of completion was estimated by considering the time, cost, and complexity of tasks completed prior to the acquisition verses the project's overall expected cost, effort and risks required for achieving technological feasibility. In the application of the discounted cash flow analyses, Chaparral's management provided distinct revenue forecasts for each IPR&D project. The projections were based on the expected date of market introduction, an assessment of customer needs, the expected pricing and cost structure of the related products, product life cycles, and the importance of the existing technology relative to the in-process technology. In addition, the costs expected to complete each project were added to the operating expenses to calculate the operating income for each IPR&D project. As certain other assets contribute to the cash flow attributable to the assets being valued, returns to these other assets were calculated and deducted from the pre-tax operating income to isolate the economic benefit solely attributable to each of the in-process technologies. The present value of IPR&D was calculated based on discount rates recommended by the American Institute of Certified Public Accountants IPR&D Practice Aid, which depend on the stage of completion and the additional risk associated with the completion of each of the IPR&D projects. We also considered venture capital rates of return and the weighted average cost of capital for Chaparral, which was based on a capital asset pricing model as an appropriate measure of the discount rates associated with each IPR&D project. As a result, the earnings associated with the incomplete technology were discounted at a rate of approximately 22%.

Certain of our employees are former Chaparral employees who were party to agreements with Chaparral providing for payment in the event of a change in control of Chaparral, 50% of which was payable immediately and 50% of which is payable after 18 months of service following the acquisition date. As a result of our acquisition of Chaparral, these employees were paid approximately $3.1 million in March 2004, and we have an obligation to make remaining aggregate cash payments of approximately $1.0 million to these employees through 2005. As of December 31, 2004, approximately $0.2 million has been paid related to these agreements and approximately $0.8 million is included in other liabilities at December 31, 2004. Additionally, approximately $0.2 million is being recorded as compensation expense over the 18-month service period. During the year ended December 31, 2004, we recorded compensation expense of approximately $136,000 relating to these agreements.

Pro Forma Results of Operations

The following pro forma results of operations present the impact on our results of operations for the year ended December 31, 2003 and 2004 as if the acquisition of Chaparral had been completed as

2. Acquisition (Continued)

of the beginning of the period presented. The charge of $4.7 million related to the write-off of IPR&D has been excluded from the pro forma results of operations, as it is nonrecurring in nature:

	2003 Historical	Year Ended December 31, 2003 Pro Forma	2004 Historical	2004 Pro Forma
Revenues	$187,448	$197,434	$239,376	$241,132
Net income (loss)	$ 12,131	$ (1,765)	$ 11,597	$ 14,341
Basic income per share	$ 0.35	$ (0.06)	$ 0.27	$ 0.33
Diluted income per share	$ 0.31	$ (0.06)	$ 0.25	$ 0.31

3. Risks and Uncertainties

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade accounts receivable. We do not require collateral or other securities to support customer receivables. A majority of our net revenue is derived from a limited number of customers. For the years ended December 31, 2002, 2003, and 2004 sales to one customer accounted for approximately 25.0%, 83.4%, and 86.3%, respectively. At December 31, 2003 and 2004 our accounts receivable from one customer were approximately 56.0% and 81.6%, respectively. Generally, our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty.

Cash, Cash Equivalents, and Short-Term Investments, Concentrations

The Federal Deposit Insurance Corporation, or FDIC, insures a corporation's funds deposited in a bank up to a maximum of $0.1 million in the event of a bank failure. As of December 31, 2004, our cash, cash equivalents, and short-term investments held exceeded the FDIC insured amount by approximately $126.1 million. We have not experienced any losses in relation to cash, cash equivalents, and short-term investments in excess of FDIC insurance limits.

Foreign Sales

The following table summarizes foreign sales by geographic region as a percentage of net revenue for the years ended December 31:

	2002	2003	2004
Europe	18.4%	4.9%	4.0%
Asia	6.5	1.7	2.8
Other	1.8	.3	.2
Total foreign sales	26.7%	6.9%	7.0%

3. Risks and Uncertainties (Continued)

Dependence on Suppliers

We rely on other companies to supply certain key components of our products and products that we resell. Many of these components and third-party products are available only from limited sources in the quantities and quality demanded by us. Our third party contract manufacturers are responsible for purchasing and obtaining supplies.

We have outsourced the manufacture of substantially all of our products to a single manufacturer. Approximately 32%, 93% and 94% of our total raw material purchases for the years ended December 31, 2002, 2003 and 2004, respectively, were from this manufacturer. If our relationship with this manufacturer terminates, it could take several months to establish alternative manufacturing for these products and we may not be able to fulfill orders for these products in a timely manner, which would have a material adverse effect on our financial condition and operating results. Under an OEM agreement with a significant customer, this customer has the right to require that we use a third party to manufacture product. Such an external manufacturer must meet this customer's engineering, qualification and logistics requirements. If our relationship with the current manufacturer terminates, we may be unable to find another suitable external manufacturer, which would have a material adverse effect on our financial condition and operating results.

With respect to certain components, such as disk drives and controllers, if our third party manufacturer had to seek alternative sources of supply, the incorporation of such components from alternative suppliers and the manufacture and shipment of product could be delayed while modifications to such products and the accompanying software were made to accommodate the introduction of the alternative suppliers' components. We estimate that replacing the controllers that we currently use with those of another supplier would involve several months of hardware and software modification, which would have a material adverse effect on our financial condition and operating results.

4. Comprehensive Operations

Our accumulated other comprehensive loss balance consists of foreign currency translation adjustments and unrealized gains and losses on short-term investments classified as available for sale.

4. Comprehensive Operations (Continued)

Changes in the accumulated other comprehensive loss balance for the years ended December 31, 2002, 2003 and 2004 are detailed as follows:

	(in thousands)
Balance, January 1, 2002	$(204)
Foreign currency translation adjustment	36
Unrealized loss on short-term investments	(150)
Balance, December 31, 2002	(318)
Foreign currency translation adjustment	30
Net unrealized gain on short-term investments	25
Balance, December 31, 2003	(263)
Foreign currency translation adjustment	(45)
Net unrealized loss on short-term investments	(154)
Balance, December 31, 2004	$(462)

Accumulated other comprehensive loss consists of the following (in thousands):

	Year Ended December 31,	
	2003	2004
Foreign currency translation adjustments	$(288)	$(333)
Unrealized gain (loss) on marketable equity securities classified as available for sale.	25	(129)
	$(263)	$(462)

5. Restructuring Costs and Asset Writedowns

In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million, as follows (in thousands):

	(in thousands)
Employee termination costs	$1,271
Impairment of property and equipment	1,007
Facility closures and related costs	637
Professional fees and other	20
Total	$2,935

5. Restructuring Costs and Asset Writedowns (Continued)

In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue. As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million, as follows (in thousands):

	(in thousands)
Employee termination costs	$ 259
Impairment of property and equipment	350
Facility closures and related costs	861
Total	$1,470

Employee termination costs consist primarily of severance payments for 180 employees. Impairment of property and equipment consists of the write-down of certain fixed assets associated with facility closures. The facility closures and related costs consist of lease termination costs for five sales offices and closure of the New York City office.

During the fourth quarter of 2001, we increased our March 2001 related restructuring accrual by approximately $0.2 million and our June 2001, restructuring accrual by approximately $0.3 million due to the continuing deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

During the fourth quarter of 2002, we again increased our March 2001 related restructuring accrual by approximately $0.7 million and our June 2001 related restructuring accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several facilities and a sublease arrangement reached on another facility.

As of December 31, 2004, the Company only has accruals for facility closures and related costs remaining. The following is a summary of restructuring activity recorded during the period from January 1, 2004 to December 31, 2004 (in thousands):

March 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Amounts Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized In 2003	Accrued Restructuring Expenses at December 31, 2003	Additional Restructuring Expenses in (Settlement)	Current Amounts Utilized	Accrued Restructuring Expenses at December 31, 2004
				(in thousands)					
Employee termination costs	$ 2	$ —	$ (2)	$ —	$ —	$ —	$ —	$ —	$ —
Facility closures and related costs	394	693	(426)	661	(260)	401	(79)	(154)	168
Total	$396	$693	$(428)	$661	$(260)	$401	$(79)	$(154)	$168

5. Restructuring Costs and Asset Writedowns (Continued)

June 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Amounts Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized In 2003	Accrued Restructuring Expenses at December 31, 2003	Additional Restructuring Expenses in (Settlement)	Current Amounts Utilized	Accrued Restructuring Expenses at December 31, 2004
					in thousands				
Facility closures and related costs . . .	$845	$857	$(777)	$925	$(402)	$523	$(354)	$(159)	$ 10

In June 2004, we negotiated an exit from our lease of the 10th floor of our former New York City office thereby eliminating our related rent exposure. Accordingly, during the year ended December 31, 2004, we recorded a reduction of approximately $0.5 million to our restructuring reserve previously established in connection with the closure of our New York City office. Additionally, we have evaluated certain factors pertaining to our remaining sublease tenant; accordingly, during the year ended December 31, 2004, we recorded an additional restructuring accrual of approximately $0.1 million. We are not aware of any further unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of December 31, 2004.

6. Short-Term Investments

The following tables summarize our short-term investments as of December 31, 2004 and 2003:

	December 31, 2004			
	Cost	Net Unrealized Losses	Net Unrealized Gains	Fair Value
		(in thousands)		
U.S. Government securities	$49,583	$(172)	$27	$49,438
Municipal securities	600	—	—	600
Corporate debt	1,811	(11)	—	1,800
Commercial paper	6,825	—	27	6,852
	$58,819	$(183)	$54	$58,690

	December 31, 2003			
	Cost	Net Unrealized Losses	Net Unrealized Gains	Fair Value
		(in thousands)		
U.S. Government securities	$37,286	$(71)	$49	$37,264
Municipal securities and corporate debt obligation	37,900	—	5	37,905
Commercial paper	10,471	—	42	10,513
	$85,657	$(71)	$96	$85,682

Gross realized gains on these investments were $73,886, $2,448 and $118,371 for the years ended December 31, 2002, 2003 and 2004, respectively. Gross realized losses on these investments were $3,234, $58,485 and $106,388 for the years ended December 31, 2002, 2003 and 2004, respectively.

6. Short-Term Investments (Continued)

The cost and fair value of short-term investments at December 31, 2004 and 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	December 31, 2004	
	Cost	Fair Value
	(In Thousands)	
Due in one year or less	$53,326	$53,208
Due after one year through five years	4,893	4,882
Due after five years through ten years	—	—
Due after ten years	600	600
Total	$58,819	$58,690

	December 31, 2003	
	Cost	Fair Value
	(In Thousands)	
Due in one year or less	$58,141	$58,125
Due after one year through five years	22,316	22,352
Due after five years through ten years	—	—
Due after ten years	5,200	5,205
Total	$85,657	$85,682

The following table shows the gross unrealized losses and fair values of the Company's investments in individual securities that have been in a continuous unrealized loss position deemed to be temporary for less than and greater than 12 months, aggregated by investment category, at December 31, 2004:

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
U.S. Government securities	$34,752	$(161)	$4,882	$(11)	$39,634	$(172)
Corporate debt	1,800	(11)	—	—	1,800	(11)
Total	$36,552	$(172)	$4,882	$(11)	$41,434	$(183)

U.S. Government Securities. The unrealized losses on our investments in U.S. Government securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because we have the ability and intent to hold these investments until a recovery of fair value, which may be maturity, we do not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Corporate Debt Securities. The Company's investments in debt securities consist primarily of investments in corporate bonds. The unrealized losses on the Company's investment in debt securities

6. Short-Term Investments (Continued)

were caused by credit quality and industry or company specific events. Because the severity and duration of the unrealized losses were not significant, the Company considered these unrealized losses to be temporary at December 31, 2004.

7. Inventories

Inventories consist of the following at December 31:

	2003	2004
	(In Thousands)	
Purchased parts and materials	$1,706	$1,507
Work-in-process	24	37
Finished goods	1,428	2,127
Total inventory	$3,158	$3,671

8. Property and Equipment

Property and equipment consist of the following at December 31:

	2003	2004
	(in thousands)	
Machinery and equipment	$10,694	$15,438
Furniture, fixtures, and computer equipment	753	1,366
Leasehold improvements	560	679
Total property and equipment, at cost	12,007	17,483
Less accumulated depreciation	(6,538)	(9,624)
Total property and equipment, net	$ 5,469	$ 7,859

Depreciation expense was $1.5 million; $2.0 million and $3.2 million for the years ended December 31, 2002, 2003 and 2004, respectively.

9. Goodwill and Intangible Assets

Under the provisions of SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise. All of our other intangible assets are considered to have finite lives and are being amortized in accordance with this statement. All of our goodwill has been allocated to our SANnet family-operating segment. See Note 2.

9. Goodwill and Intangible Assets (Continued)

Intangible assets that are subject to amortization under SFAS No. 142 consist of the following as of December 31, 2004 (in thousands):

	Gross	Accumulated Amortization	Net
Core technology	$ 5,000	$ (926)	$4,074
Developed technology	2,600	(867)	1,733
Customer relationships	2,500	(595)	1,905
Backlog	100	(100)	—
Total intangible assets	$10,200	$(2,488)	$7,712

Estimated future amortization expense related to intangible assets at December 31, 2004 is as follows (in thousands):

Years ending December 31,	
2005	$2,866
2006	2,518
2007	1,588
2008	740
Total	$7,712

10. Credit Facilities

Line of Credit

Effective July 1, 2004, we entered into a credit agreement (the "Agreement") with Wells Fargo Bank, National Association, or Wells Fargo, which allows us to borrow up to $30.0 million under a revolving line of credit that expires July 1, 2006. Amounts loaned under the agreement bear interest at our option at a fluctuating rate per annum equal to the Prime Rate in effect from time to time, or at a fixed rate per annum determined by Wells Fargo to be 0.65% above LIBOR in effect on the first day of the applicable fixed rate term. In connection with the agreement, to the extent we have outstanding borrowings, we have granted Wells Fargo a security interest in our investment management account maintained with Wells Capital Management Incorporated. As of December 31, 2004, there was no balance outstanding under this line of credit. The agreement limits any new borrowings, loans or advances outside of the agreement to an amount less than $1.0 million.

The above-mentioned line of credit replaces the credit agreement we had with Wells Fargo that provided for borrowings of up to $15.0 million under a revolving line of credit that expired on May 1, 2004. The maximum amount we were allowed to borrow under the line of credit was limited by the amount of our cash and investment balances held at the bank at any given time and could have been reduced by the amount of any outstanding letters of credit with the bank. Borrowings under the facility were collateralized by a pledge of our deposits held at the bank. As of December 31, 2003, the amount available under this facility was $15.0 million. Borrowings under the line of credit incurred interest at the bank's prime rate or 50 basis points above LIBOR, at our option. Interest on outstanding

10. Credit Facilities (Continued)

borrowings was due monthly, with the principal due at maturity. As of December 31, 2003, there was no balance outstanding under this line of credit.

Note Payable

In connection with our acquisition of Chaparral in February 2004, we assumed a $6 million promissory note that incurred interest at 8%. During August 2004, we made a payment of approximately $7.2 million representing both principle and interest to the holder of the $6 million promissory note. There are no further amounts due.

Japanese Yen Facilities

Through November 2004, our Japanese subsidiary had two lines of credit with Tokyo Mitsubishi Bank, a Japanese bank, and one line of credit with National Life Finance Corporation in Japan, for borrowings up to an aggregate of 45 million Yen (approximately US $0.4 million). The outstanding balance at December 31, 2003 was approximately $0.2 million. Borrowings under these lines of credit incurred interest at a fixed rate ranging from 1.7% to 1.8% as of December 31, 2003. Borrowings under these lines of credit were previously collateralized by inventories of the Japanese subsidiary. During October 2004, all of the lines of credit relating to our Japanese subsidiary described above were repaid and closed.

11. Income Taxes

Components of the income tax benefit (provision) are as follows for the years ended December 31:

	2002	2003	2004
		(in thousands)	
Current:			
Federal	$ 3,531	$ (60)	$ (217)
State, local and foreign	(423)	(28)	(55)
	3,108	(88)	(272)
Deferred:			
Federal	7,778	3,306	(4,255)
State, local and foreign	3,294	(2,546)	(152)
	11,072	760	(4,407)
(Increase) decrease in deferred income tax asset valuation allowance	(11,063)	(760)	4,407
Total income tax benefit (provision)	$ 3,117	$ (88)	$ (272)

11. Income Taxes (Continued)

A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows for the years ended December 31:

	2002	2003	2004
Federal statutory rate	(35.0)%	35.0 %	35.0 %
State and local income taxes, net of federal effect	(5.3)	5.8	7.8
Increase (decrease) in deferred income tax asset valuation allowance	29.6	(38.7)	(55.8)
Foreign taxes	1.4	(1.2)	2.6
In-process research and development	—	—	13.9
Other	1.0	(0.2)	(1.2)
Effective income tax rate	(8.3)%	0.7 %	2.3 %

The income tax effect of temporary differences that give rise to deferred income taxes are as follows at December 31:

	2003	2004
	(in thousands)	
Deferred income tax assets:		
Net operating loss and tax credit carry forwards	$ 36,405	$ 54,238
Inventory reserve and uniform capitalization	2,754	587
Stock warrants	1,532	1,532
Restructuring accrual	388	75
In-process research and development	472	418
Acquisition costs	128	—
Allowance for bad debts	113	174
Vacation accrual	233	371
Acquired intangibles	162	—
Warranty accrual	110	464
Other accruals and reserves	227	625
Total deferred income tax assets	42,524	58,484
Deferred income tax liabilities:		
State taxes	(2,593)	(3,161)
Depreciation and amortization	(717)	(1,292)
Other	(258)	—
Acquired intangibles	—	(3,095)
Total deferred income tax liabilities	(3,568)	(7,548)
Deferred income tax asset valuation allowance	(38,956)	(50,936)
Net deferred income tax balance	$ —	$ —

As of December 31, 2004, a valuation allowance of approximately $50.9 million has been provided based upon our assessment of the future realizability of our deferred income tax assets, as it is more

11. Income Taxes (Continued)

likely than not that sufficient taxable income will not be generated to realize these temporary differences.

As of December 31, 2004, approximately $16.4 million of the valuation allowance is attributable to acquired deferred tax assets, which if recognized, will reduce goodwill related to the acquisition of Chaparral. Additionally, at December 31, 2004 approximately $4.6 million of the valuation allowance is attributable to the potential tax benefit of stock option transactions that will be credited directly to common stock, if realized.

As of December 31, 2004, we have federal and state net operating loss carryforwards of approximately $119.1 million and $79.9 million, which begin to expire in 2009 and 2005, respectively. In addition, we have federal tax credit carryforwards of approximately $3.1 million, of which $0.4 million can be carried forward indefinitely to offset future taxable income, and the remaining $2.7 million will begin to expire in 2008. We also have state tax credit carryforwards of $2.9 million, of which $2.7 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.2 million will begin to expire in 2006.

As a result of our equity transactions, an ownership change, within the meaning of Internal Revenue Code, or IRC, Section 382, occurred on September 18, 2003. As a result, annual use of our federal net operating loss and credit carry forwards is limited to (i) the aggregate fair market value of Dot Hill Systems Corp. immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of IRC Section 382 (f)) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

As a result of our acquisition of Chaparral, an ownership change, within the meaning of Internal Revenue Code Section 382, occurred on February 23, 2004. As a result, annual use of the acquired Chaparral's federal net operating loss and credit carry forwards may be limited. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

We have not provided for any residual U.S. income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if any, would be insignificant.

12. Stockholders' Equity

Increase in Authorized Common Shares

In May 2004, our board of directors authorized an increase of 867,261 shares of our common stock issuable pursuant to our 2000 Amended and Restated Equity Incentive Plan and 2,000,000 shares of our common stock issuable pursuant to our 2000 Amended and Restated Employee Stock Purchase Plan. This increase in shares became effective on the date of the 2004 Annual Stockholders Meeting, which was held May 3, 2004.

In May 2003, our board of directors authorized an increase of 758,029 shares of our common stock issuable pursuant to our 2000 Amended and Restated Equity Incentive Plan and 100,000 shares of our common stock issuable pursuant to our 2000 Amended and Restated Employee Stock Purchase Plan.

12. Stockholders' Equity (Continued)

This increase in shares became effective on the date of the 2003 Annual Stockholders Meeting, which was held May 6, 2003.

Common Stock Issuances

During March 2003, we raised net proceeds of approximately $16.5 million in a private placement of 4,750,000 shares of our common stock at a price of $3.75 per share. The shares in the private placement were sold at a price per share that was approximately 14% less than the five-day volume weighted average price of our common stock. We agreed to sell the shares in the private placement at a discount to the market price because the purchasers could not resell the shares to the public until the resale was registered. In connection with the private placement, we granted a warrant to the placement agent to purchase 183,000 shares of our common stock for $4.50 per share. The warrant was recorded as a cost of the stock issuance.

During September 2003 we received net proceeds of approximately $144.8 million from a secondary public offering of 9,904,000 shares of our common stock at a price of $15.50 per share.

Stockholders Rights Plan

On May 19, 2003 we adopted a plan to provide certain rights to our stockholders, or a rights plan. Terms of the rights plan provide for a dividend distribution of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on May 30, 2003 to our stockholders of record on that date. Each such purchase right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $50.00, subject to adjustment. Each one one-hundredth of a share of this series of preferred stock has designations and powers, preferences and rights, and qualifications, limitations and restrictions that make its value approximately equal to the value of one share of our common stock.

13. Preferred Stock

On December 18, 2002, we received gross proceeds of $6.0 million from the sale of 6,000 shares of preferred stock and warrants in a private placement. The preferred stock carried a 7% cumulative dividend. On May 2, 2003, we converted all of the outstanding shares of preferred stock into 1,846,152 shares of our common stock at a per share price of $3.25. The warrants granted to the holders of the preferred stock entitle them to purchase an aggregate of 369,229 shares of our common stock at a per share price of $3.25. The warrants terminate upon the earlier of December 19, 2007 or our consummation of certain acquisition transactions.

The warrants issued to the purchasers of the preferred stock were assigned a value of $845,902 using the Black Scholes valuation model. The remaining gross proceeds of $5,154,098 were allocated to the preferred stock. Based on the amount allocated to the preferred stock, a beneficial conversion amount of $439,748 resulted, which has been recorded as a dividend.

In connection with the sale of the preferred stock, we issued a warrant, to the placement agent in the transaction, to purchase up to 118,812 shares of our common stock for $3.25 per share. The warrant was recorded as a cost of the stock issuance.

14. Stock Options and Warrants

Stock Incentive Plan

Our 2000 Amended and Restated Equity Incentive Plan, or Incentive Plan, provides for the granting of incentive and nonqualified stock options to employees. Our 2000 Non-Employee Stock Option Plan, or Directors' Plan, adopted in March 2000 provides for the granting of nonqualified stock options to non-employee directors. We currently have reserved 7,134,199 and 500,000 shares of common stock for issuance pursuant to the Incentive Plan and the Directors' Plan, respectively. The terms and conditions of grants of stock options are determined by our board of directors in accordance with the terms of the Incentive Plan and Directors' Plan.

Information with respect to options under the Incentive Plan and Directors' Plan, as restated for the combination with Artecon's stock option plan, is as follows:

	Number of Shares	Weighted Average Exercise Price
BALANCE, January 1, 2002	3,285,293	$ 4.09
Grants	868,996	2.79
Forfeitures	(462,269)	3.58
Exercises	(21,177)	1.89
BALANCE, December 31, 2002	3,670,843	3.86
Grants	961,000	7.81
Forfeitures	(296,280)	3.35
Exercises	(1,079,836)	3.83
BALANCE, December 31, 2003	3,255,727	5.08
Grants	1,626,750	10.31
Forfeitures	(386,588)	10.62
Exercises	(281,794)	3.75
BALANCE, December 31, 2004	4,214,095	$ 6.68

The options generally vest ratably over a four or five year period and are exercisable over a period of ten years from the date of grant.

14. Stock Options and Warrants (Continued)

Information with respect to options outstanding under the Incentive Plan and Directors' Plan at December 31, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
$0.75 - $ 1.55	121,727	6.64	$ 1.50	83,602	$1.50
$1.71 - $ 1.89	446,928	6.56	1.89	352,877	1.89
$2.03 - $ 2.91	410,638	7.46	2.80	225,857	2.77
$3.10 - $ 3.37	671,602	7.29	3.18	432,903	3.23
$3.38 - $ 5.50	403,599	5.70	4.92	342,151	5.13
$6.00 - $17.14	2,159,601	8.60	10.13	429,948	9.17
	4,214,095	7.73	$ 6.68	1,867,338	$4.56

As of December 31, 2002 and 2003, approximately 1,598,000 and 1,322,443 options were exercisable at a weighted average exercise price of $4.98 and $4.86, respectively.

The pro forma compensation costs presented in Note 1 were determined using the weighted average fair values, at the date of grant, for options granted during the years ended December 31, 2002, 2003 and 2004 of $2.40, $5.87 and $6.41 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2002	2003	2004
Risk free interest	3.0%	2.9%	3.23%
Expected dividend yield	—	—	—
Expected life	7.5 years	7.5 years	4 years
Expected volatility	105%	82%	87%

Warrants

During the year ended December 31, 2004, we received proceeds of approximately $0.2 million from the exercise of warrants to purchase 67,692 shares of our common stock. As of December 31, 2004, there were outstanding warrants to purchase 1,966,849 shares of our common stock. The warrants have exercise prices ranging from $2.97 to $4.50 per share and expire at various dates through March 14, 2008.

On May 24, 2002, we granted an OEM customer a warrant to purchase 1,239,527 shares of our common stock at $2.97 per share in connection with the signing of a product supply agreement. The warrant was fully vested upon issuance and became exercisable for 413,175 shares at signing, becomes exercisable for 413,176 additional shares on May 24, 2003 and 2004 and expires on May 24, 2007. The fair value of the warrant, determined using the Black-Scholes option-pricing model, was $3.7 million. The warrant was issued to induce the customer to purchase our products in the future and was not

14. Stock Options and Warrants (Continued)

issued in consideration of any past transactions. As we received no consideration for the issuance of the warrant and the customer has no requirement to purchase any products from us, the $3.7 million value of the warrant was included in sales and marketing expense during the year ended December 31, 2002.

15. Related Party Transactions

Purchases from affiliated companies for the years ended December 31, 2003 and 2004 were approximately $15,000 and $8,000, respectively, and none in 2002.

16. Employee Benefit Plans

Dot Hill Retirement Savings Plan

Effective December 1, 2000, we adopted a new retirement savings plan titled the Dot Hill Retirement Savings Plan, which combined and replaced the Box Hill and Artecon retirement savings plans. This plan, which qualifies under Section 401(k) of the Internal Revenue Code, is open to eligible employees over 21 years of age. Under the plan, participating U.S. employees may defer up to 20% of their pretax salary, but not more than statutory limits. We may match 50% of participating employees' contributions up to a specified limit ($1,000). Our matching contributions vest to employees as a percentage based on years of employment from one to five years, and matching contributions are fully vested to employees after five years of employment. Our matching contributions to the new retirement savings plan for the years ended December 31, 2003 and 2004 were approximately $0.1 million, and $0.1 million, respectively, and none in 2002.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan (the "Purchase Plan") was adopted in August 1997, and amended and restated in March 2000. The Purchase Plan qualifies under the provisions of Section 423 of the Internal Revenue Code and provides our eligible employees, as defined in the Purchase Plan with an opportunity to purchase shares of our common stock at 85% of fair market value, as defined. We have reserved 2,000,046 shares of common stock for issuance pursuant to the Purchase Plan. During the years ended December 31, 2002 and 2003, approximately 345,000 and 524,000 shares, respectively, were issued under the Purchase Plan. There were no shares issued under the plan in 2004.

17. Commitments and Contingencies

Operating Leases

We lease office space and equipment under noncancelable operating leases, which expire at various dates through September 2009. Rent expense for the years ended December 31, 2002, 2003 and 2004 was $1.0 million, $0.9 million and $1.2 million, respectively. Sublease rental income for the years ended December 31, 2002, 2003 and 2004 was $0.1 million, $0.6 million and $0.6 million, respectively.

17. Commitments and Contingencies (Continued)

Future minimum lease payments due under all noncancelable operating leases as of December 31, 2004 are as follows (in thousands):

2005	$1,672
2006	1,299
2007	465
2008	35
2009	17
Thereafter	—
Total minimum lease payments	$3,488

The above minimum lease payments include minimum rental commitments totaling $1.2 million that have been included in the restructuring accrual as of December 31, 2004. Minimum payments for operating leases have not been reduced by minimum sublease rentals of $1.4 million due in the future under non-cancelable subleases.

Employment Agreements

In connection with the Merger, effective August 2, 1999 we adopted employment contracts with two of our executive officers. These contracts provide for base salaries totaling $600,000 per year. In addition, each executive was eligible to receive, at the discretion of our board of directors, a cash bonus of up to 50% of such executives' then annual base salary. The employment contracts may be terminated at our option or at the executive's option "for cause," or, upon 30 days written notice, for convenience and "without cause." If we terminate for convenience, the executive is entitled to a severance payment equal to their then-current annual base salary. Following termination of employment other than due to death or disability, we may hire the executive as a consultant for a period of one year at a cost of 25% of the executive's then current annual base salary.

In August 2001, the Company entered into change of control agreements with three of its executive officers. Under one of the agreements, in the event of an acquisition of the Company or similar corporate event, referred to hereafter as a change of control, the executive officer's remaining stock options will become fully vested and the executive officer will be entitled to a lump sum cash payment equal to 150% of annual base salary then in effect. Under the second agreement, if the executive officer's employment is terminated other than for cause in connection with a change of control, the remaining unvested stock options will become fully vested and the executive officer will be entitled to a lump sum cash payment of 125% of annual base salary then in effect. Under the third agreement, in the event of a change of control, the executive officer's remaining unvested stock options will become fully vested and the executive officer will be entitled to a lump sum cash payment equal to 125% of annual base salary then in effect.

Effective April 1, 2002, we entered into a change of control agreement with an additional executive. Under the agreement, in the event of a change of control, the executive's remaining unvested stock options will become fully vested and the executive will be entitled to a lump sum cash payment equal to 125% of annual base salary then in effect.

17. Commitments and Contingencies (Continued)

Effective January 1, 2004, we adopted the Executive Compensation Plan 2004 (the "Plan") for five of our executives. The terms of the Plan are in addition to the terms of these executive's employment contracts. The Plan provides for annual performance bonus potential of 70% of base salary with an eligible payout of 46.7% for 2004. The formula for the annual bonus calculation is as follows: 70% of bonus potential is tied to our annual operating plan. Of this 70% bonus potential, half is based on meeting revenue goals and half is based on meeting certain net income goals. If we attain less than 85% of revenue and net income goals, this 70% bonus potential will not be paid. If we achieve 85% of plan for revenue and net income they are eligible to earn 50% of the related components bonus. For each 1% increase between 86% and 90% of revenue and, separately, net income, a bonus equal to 2% of on-plan bonus will be paid, with a cap of 100% of plan. For each 1% increase between 91% and 95% of revenue and, separately, net income, a bonus equal to 3% of on-plan bonus will be paid, with a cap of 100% of plan. For each 1% increase between 96% and 100% of revenue and, separately, net income, a bonus equal to 5% of on-plan bonus will be paid, with a cap of 100% of plan. The remaining 30% of bonus potential is subjective, with 20% being tied to individual department goals and performance and 10% being based on our performance with respect to the management of our working capital and cash flow. For the year ended December 31, 2004, the bonus payable under the Plan is approximately $358K and is included in accrued compensation at December 31, 2004.

On February 3, 2005, we adopted the Executive Compensation Plan 2005 (the "Plan") for our Chief Executive Officer, our President, and our Chief Financial Officer. Under the Compensation Plans, our Chief Executive Officer, President and Chief Financial Officer are eligible to receive bonuses in an amount to be calculated in accordance with the terms of their respective Compensation Plans and dependent on the satisfaction of certain conditions relating to our revenues. In the case of the Chief Executive Officer, the target bonus is 80% of the Chief Executive Officer's base salary. In the case of the President, the target bonus is 70% of the President's base salary. In the case of the Chief Financial Officer, the target bonus is 50% of the Chief Financial Officer's base salary.

Crossroads Systems Litigation

On October 17, 2003, Crossroads Systems, or Crossroads, filed a lawsuit against us in the United States District Court in Austin, Texas, alleging that our products infringe two United States patents assigned to Crossroads, Patent Numbers 5,941,972 and 6,425,035. We were served with the lawsuit on October 27, 2003. Chaparral was added as a party to the lawsuit in March 2004. The patents involve storage routers and methods for providing virtual local storage. Patent Number 5,941,972 involves the interface of SCSI storage devices and the Fiber Channel protocol and Patent Number 6,425,035 involves the interface of any one-transport medium and a second transport medium. We believe that we have meritorious defenses to Crossroads' claims and are in the process of vigorously defending against them. However, we expect to incur significant legal expenses in connection with this litigation. These defense costs, and other expenses related to this litigation, will be expensed as incurred and will negatively affect our operating results.

Chaparral Shareholder Lawsuit

In August 2004, a class action lawsuit was filed against among others, Chaparral, and a number of former officers and directors of Chaparral in the United States District Court for the Central District

17. Commitments and Contingencies (Continued)

of California. The lawsuit, among other things, alleges violations of federal securities laws and purports to seek damages on behalf of a class of shareholders who purchased Chaparral securities during a defined period prior to our acquisition of Chaparral. We believe that the claims against Chaparral and its former officers and directors are without merit and are in the process of vigorously defending against them.

In the 4th quarter of 2004 we made a payment of approximately $0.4 million to the State of New York to settle amounts related to a field audit of our Franchise Tax return. We have a remaining accrual of approximately $0.5 million at December 31, 2004 related to the potential settlement of the issue in a different jurisdiction.

Other Litigation

We are involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such other litigation and claims will not have a material adverse effect on our financial condition or operating results.

18. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is the Chief Executive Officer. Our operating segments are managed separately because each segment represents a strategic business unit that offers different products or services.

Our operating segments are organized on the basis of products and services. We have identified operating segments that consist of our SANnet family of systems, legacy and other systems and services. We currently evaluate performance based on stand-alone segment revenue and gross margin. Because we do not currently maintain information regarding operating income at the operating segment level, such information is not presented.

Prior to December 31, 2003, we previously maintained and disclosed information by market segment, which consisted of e-commerce, telecommunications and service providers; government; and commercial and other customers. In 2001, we began to focus on indirect sales through channel partners regardless of the market segment served by those channel partners. In May 2002, we signed a key agreement with a particular channel partner, which partner began to ship product to its own customers during October 2002. Sales to that channel partner accounted for approximately 86.3% of our net revenue for the year ended December 31, 2004. We have limited visibility into the type of market segments to which that channel partner, and many other channel partners, sell, and therefore we have no way to identify or track net revenue generated by those channel partners by market segment. Going forward, we expect sales to channel partners to increase. Therefore, we have ceased to disclose information by market segment.

18. Segment and Geographic Information (Continued)

Information concerning revenue by product and service is as follows:

	SANet Families	Legacy and Other	Services	Total
		(in thousands)		
Year ended December 31, 2002:				
Net revenue	$ 35,328	$ 8,503	$3,105	$ 46,936
Gross profit	$ (1,895)	$ 2,861	$ 526	$ 1,492
Year ended December 31, 2003:				
Net revenue	$179,061	$ 5,044	$3,343	$187,448
Gross profit (loss)	$ 47,379	$(3,467)	$ 986	$ 44,898
Year ended December 31, 2004:				
Net revenue	$231,264	$ 5,172	$2,940	$239,376
Gross profit (loss)	$ 56,882	$ 2,244	$ 375	$ 59,501

Information concerning operating assets by product and service, derived by specific identification for assets related to specific segments and an allocation based on segment volume for assets related to multiple segments, is as follows:

	SANnet Families	Legacy and Other	Services	Total
		(in thousands)		
As of:				
December 31, 2004	$235,969	$7,285	$3,313	$246,567
December 31, 2003	$207,686	$6,553	$4,204	$218,443

18. Segment and Geographic Information (Continued)

Information concerning principal geographic areas in which we operate is as follows:

	As of and for the Year Ended December 31,		
	2002	2003	2004
		(in thousands)	
Net revenue:			
United States	$ 35,268	$175,233	$223,133
Europe	8,615	9,120	9,546
Asia	3,053	3,095	6,697
	$ 46,936	$187,448	$239,376
Income (loss) before income taxes:			
United States	$(36,575)	$ 11,022	11,786
Europe	(528)	943	(812)
Asia	(317)	254	895
	$(37,420)	$ 12,219	$ 11,869
Assets:			
United States	$ 29,453	$213,027	$237,376
Europe	2,123	4,196	6,444
Asia	652	1,220	2,747
	$ 32,228	$218,443	$246,567

Net revenue is recorded in the geographic area in which the sale is originated.

19. Quarterly Financial Information (Unaudited)

The information presented below reflects all adjustments, which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)			
Year Ended December 31, 2003:				
Net revenue	$30,522	$48,428	$50,979	$57,519
Gross profit	5,537	10,013	12,213	17,135
Income (loss) before income taxes	(1,464)	2,571	4,306	6,806
Net income (loss)	(1,464)	2,560	4,269	6,766
Net income (loss) attributable to common stockholders	(1,569)	2,524	4,269	6,766
Basic net income (loss) per share	(0.06)	0.08	0.13	0.16
Diluted net income (loss) per share	(0.06)	0.07	0.11	0.14
Year Ended December 31, 2004:				
Net revenue	$47,865	$69,038	$56,956	$65,517
Gross profit	12,078	17,041	14,668	15,714
Income (loss) before income taxes	(2,620)	6,823	3,602	4,064
Net income (loss)	(2,585)	6,697	3,451	4,034
Basic net income (loss) per share	(.06)	.15	.08	.09
Diluted net income (loss) per share	(.06)	.14	.07	.09

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
(IN THOUSANDS)

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful note, accounts and sales returns:				
Year ended December 31, 2002	$ 1,113	$1,018	$ 283(1)	$ 1,848
Year ended December 31, 2003	1,848	(284)	1,097(1)	467
Year ended December 31, 2004	467	176	152(1)	491
Reserve for excess and obsolete inventories:				
Year ended December 31, 2002	$ 5,240	$8,280	$ 376(2)	$13,144
Year ended December 31, 2003	13,144	1,705	8,255(3)	6,594
Year ended December 31, 2004	6,594	785	5,694(2)	1,685

(1) Uncollectible receivables charged off and credit issued for product returns.

(2) Consists primarily of the write-off of excess/obsolete inventories.

(3) Consists primarily of the sale of inventory to a third party service provider and the write-off of excess/obsolete inventories.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-102593, 333-104958, 333-107756 and 333-108889 on Form S-3 and Registration Statement Nos. 333-35751, 333-88635, 333-43834, 333-70952, 333-96963, 333-107008 and 333-121533 on Form S-8 of our reports dated March 14, 2005, relating to the financial statements and the financial statement schedule of Dot Hill Systems Corp. and management's report on the effectiveness of internal control over financial reporting (which expresses an adverse opinion on the effectiveness of internal control over financial reporting) appearing in this Annual Report on Form 10-K of Dot Hill Systems Corp. for the year ended December 31, 2004.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 15, 2005

Exhibit 31.1

CERTIFICATION

I, James L. Lambert, certify that:

1. I have reviewed this annual report on Form 10-K of Dot Hill Systems Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ JAMES L. LAMBERT

James L. Lambert
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Preston S. Romm, certify that:

1. I have reviewed this annual report on Form 10-K of Dot Hill Systems Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2005

/s/ PRESTON S. ROMM

Preston S. Romm
Chief Financial Officer

Exhibit 32.1

DOT HILL SYSTEMS CORP.

OFFICERS' CERTIFICATE

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), James L. Lambert, Chief Executive Officer of Dot Hill Systems Corp. (the "Company"), and Preston S. Romm, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2004, to which this Certification is attached as Exhibit 32.1 (the "Periodic Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the Periodic Report.

In Witness whereof, the undersigned have set their hands hereto as of the 15th day of March, 2005.

/s/ JAMES L. LAMBERT	/s/ PRESTON S. ROMM
James L. Lambert *Chief Executive Officer*	Preston S. Romm *Chief Financial Officer*

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission (the "SEC") or its staff upon request.

This certification "accompanies" the Periodic Report, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of the Periodic Report), irrespective of any general incorporation language contained in such filing.

DOT HILL SYSTEMS CORP.

6305 EL CAMINO REAL
CARLSBAD, CALIFORNIA 92009

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On April 25, 2005

Dear Stockholder:

You are cordially invited to attend the annual meeting of Stockholders of **Dot Hill Systems Corp.**, a Delaware corporation (the "Company"). The meeting will be held on Monday, April 25, 2005 at 8:30 a.m. Pacific time at the Company's headquarters located at 6305 El Camino Real, Carlsbad, California 92009, for the following purposes:

1. To elect two directors to hold office until the 2008 annual meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP, independent registered public accounting firm, as independent auditors of the Company for its fiscal year ending December 31, 2005.
3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the annual meeting is March 21, 2005. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors



Preston Romm
Secretary

Carlsbad, California
March 28, 2005

The Dot Hill Systems Corp. 2004 Annual Report, which includes financial statements, is being mailed with this Proxy Statement. Kindly notify American Stock Transfer & Trust Company, 59 Maiden Lane, NY 10038, telephone (877) 777-0800, if you did not receive a report, and a copy will be sent to you.

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting or you may vote your shares on the Internet or by telephone by following the instructions on your proxy card. If your shares are held of record by a broker, a bank, or other nominee, you may be able to vote on the Internet or by telephone by following the instructions provided with your voting form. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

DOT HILL SYSTEMS CORP.

6035 EL CAMINO REAL
CARLSBAD, CALIFORNIA 92009

PROXY STATEMENT
FOR THE 2005 ANNUAL MEETING OF STOCKHOLDERS

April 25, 2005

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of **DOT HILL SYSTEMS CORP.** (sometimes referred to as the "Company" or "Dot Hill") is soliciting your proxy to vote at the 2005 annual meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions below to submit your proxy over the telephone or on the Internet.

We intend to mail this proxy statement and accompanying proxy card on or about March 28, 2005 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on March 21, 2005 will be entitled to vote at the annual meeting. On this record date, there were 43,793,613 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on March 21, 2005 your shares were registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy in person, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on March 21, 2005 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank.

What am I voting on?

There are two matters scheduled for a vote:

- Election of two directors;

- Ratification of Deloitte & Touche LLP, independent registered public accounting firm, as independent auditors of the Company for its fiscal year ending December 31, 2005.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may abstain from voting for any nominee you specify. For the other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free (800) 766-9437 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 12:00 midnight, Eastern Time on April 24, 2005 to be counted.
- To vote on the Internet, go to *http://www.voteproxy.com* to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 12:00 midnight, Eastern Time on April 24, 2005 to be counted.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Dot Hill Systems Corp. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 21, 2005.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of James L. Lambert and W.R. Sauey, the nominees for director, and "For" ratification of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2005. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to Dot Hill's Secretary at 6305 El Camino Real, Carlsbad, California 92009.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's annual meeting?

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2006 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is 5:00 p.m., Pacific Time, on December 2, 2005. Stockholders wishing to submit proposals or director nominations that are not to be included in such proxy statement and proxy must do so no earlier than December 2, 2005 nor later than the close of business on January 1, 2006. You are also advised to review the Company's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

How many votes are needed to approve each proposal?

- For the election of directors, the nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- To be approved, Proposal No. 2 ratifying the selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2005 must receive a "For" vote from the majority of the shares present and entitled to vote either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by stockholders present at the meeting or by proxy. On the record date, there were 43,793,613 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2005.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class shall serve for the remainder of the full term of that class, and until the director's successor is elected and qualified. This includes vacancies created by an increase in the number of directors. It is the Company's policy to invite nominees for director to attend the annual meeting. The nominee for election as a director at the 2004 annual meeting did not attend the 2004 annual meeting.

The Board of Directors presently has five members. There are two directors in the class whose term of office expires in 2005, James L. Lambert and W.R. Sauey, each of whom is currently a director of the Company who was previously elected by the stockholders. If elected at the annual meeting,

Mr. Lambert and Mr. Sauey each would serve until the 2008 annual meeting and until his successor is elected and has qualified, or until his death, resignation or removal. The Company's certificate of incorporation and bylaws currently set the size of the Board at five directors. Proxies may not be voted for more than the two nominees named below.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2008 ANNUAL MEETING

JAMES L. LAMBERT

James L. Lambert, age 51, has served as the Vice-Chairman of the Board and Chief Executive Officer since August 2004. He previously served as a director and the President, Chief Operating Officer and sole Chief Executive Officer of the Company since August 2000. From the date of the Merger to August 2000, Mr. Lambert served as President, Chief Operating Officer and Co-Chief Executive Officer. A founder of Artecon, Mr. Lambert served as President, Chief Executive Officer and director of Artecon from its inception in 1984 until the Merger. Mr. Lambert currently serves as a Director of the Nordic Group of Companies, a group of privately held companies. He holds a B.S. and an M.S. in Civil and Environmental Engineering form the University of Wisconsin, Madison. Mr. Lambert is W.R. Sauey's son-in-law.

W.R. SAUEY

W.R. Sauey, age 76, has served as a director of the Company since the Merger. From the date of the Merger until July 2000, Mr. Sauey served as Chairman of the Board of the Company. Mr. Sauey was a founder of Artecon and served as its Chairman of the Board from Artecon's inception in 1984 until the Merger. Mr. Sauey founded and serves as Chairman of the Board for a number of manufacturing companies in the Nordic Group of Companies, a group of privately-held independent companies of which Mr. Sauey is the principal shareholder. He is also a member of the World Presidents Organization (WPO) and serves on the Board of Directors of the National Association of Manufacturers (NAM) and Baraboo Bancorporation. He has been past Trustee for the State of Wisconsin Investment Board, serving until 2003. Mr. Sauey holds a M.B.A. from the University of Chicago. Mr. Sauey is James Lambert's father-in-law.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR THE ABOVE NAMED NOMINEES.**

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2006 ANNUAL MEETING

CHARLES CHRIST

Charles Christ, age 65, joined the Company as Chairman of the Board in July, 2000. Mr. Christ also is a director of Maxtor Corporation and Agilysys, Inc. Maxtor is a supplier of hard disk drives for servers and desktop computer systems. Agilysys, Inc. is in the computer systems business. From 1997 to 1998, Mr. Christ served as President, Chief Executive Officer and a director of Symbios, Inc. (acquired by LSI Logic in 1998), a designer, manufacturer and provider of storage systems, as well as client-server integrated circuits, cell-based applications-specific integrated circuits and host adapter boards. He was Vice President and General Manager of the Components Division of Digital Equipment Corp. (DEC), where he launched and managed StorageWorks, DEC's storage division. Mr. Christ received an MBA degree from Harvard Business School, and completed his undergraduate degree earning a Bachelors in Industrial Engineering at General Motors Institute, now known as Kettering University.

NORMAN R. FARQUHAR

Norman R. Farquhar, age 57, has served as a Director of the Company since the Merger. From April 1998 until the Merger, Mr. Farquhar was a director of Artecon. Mr. Farquhar has been the Chief Financial Officer for 3E Company, a venture-backed environmental, health & safety company since May 2003. From July 2002 he served as Chief Financial Officer for Magis Networks, Inc., a developer of semiconductors that drive powerful, wireless networks primarily for the consumer entertainment industry. Prior to that Mr. Farquhar was Chief Financial Officer of Airprime, Inc., a leading provider of high-speed CDMA wireless data and voice products for the original equipment manufacturing market since December 2001. From November 1999 to October 2001, Mr. Farquhar was Executive Vice President and Chief Financial Officer of medibuy.com, a company that provides health care-related products exclusively over the Internet. Mr. Farquhar also held senior financial executive positions with Epicor Software Corporation, a provider of integrated eBusiness software solutions; Wonderware Corporation, an industrial automation software company; and MTI Technology Corporation, a designer of system managed storage solutions. Mr. Farquhar holds a B.S. from California State University, Fullerton and an MBA from California State University, Long Beach.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2007 ANNUAL MEETING

JOSEPH MARKEE

Joseph D. Markee, age 51, has served as a director of the Company since June 2004. Mr. Markee currently serves as Chief Executive Officer for Figure 8 Wireless Inc., a wholly owned subsidiary of Chipcon Group ASA. Figure 8 Wireless is a leading provider of software and networking solutions focused on standardized wireless communications. Prior to Figure 8, Mr. Markee was co-founder and founding chief executive officer of Copper Mountain Networks. Copper Mountain designs, develops and delivers subscriber access and broadband remote access server solutions for facilities-based carrier networks. From 1988 to 1995, Mr. Markee was co-founder and held several senior management roles at Primary Access, a remote access server company which was sold to 3Com Corporation in 1994. Mr. Markee is also a member of the Board of Directors of Copper Mountain Networks as well as Metalink, Ltd., a global provider and developer of high performance wireline and wireless broadband communication silicon solutions. Mr. Markee graduated from the University of California, Davis where he received a B.S. in Electrical Engineering and Computer Science.

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under the Nasdaq National Market ("Nasdaq") listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the Board affirmatively has determined that all of the Company's directors are independent directors within the meaning of the applicable Nasdaq listing standards, except for James L. Lambert, the Vice-Chairman of the Board and Chief Executive Officer of the Company, and W.R. Sauey, who is Mr. Lambert's father-in-law.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

As required under new Nasdaq listing standards, the Company's independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Dot Hill Systems Corp. at 6305 El Camino Real, Carlsbad, California 92009. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2004 for each of the Board committees:

Name	Audit	Compensation	Nominating and Corporate Governance
James L. Lambert			
W.R. Sauey			
Charles Christ	X	X	X*
Norman R. Farquhar	X*	X	X
Joseph Markee	X	X*	X
Total meetings in fiscal year 2004	7	10	5

* Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

AUDIT COMMITTEE

The Audit Committee oversees the Company's corporate accounting and financial reporting process, the quality and integrity of the Company's financial statements and reports, as well as the qualifications, independence and performance of the certified public accountants engaged as the Company's independent auditors. The Audit Committee also provides oversight assistance with respect to ethical compliance programs as established by management and the Board of Directors. In connection with fulfilling these duties, the Audit Committee evaluates the performance and assesses the qualifications of the independent auditors; determines the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit and audit-related audit services; monitors the rotation of partners of the independent auditors on the Company engagement team as required by law; reviews and approves the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements. Three independent directors comprised the Audit Committee during 2004. As of December 31, 2004, the committee was comprised of Messrs. Farquhar, Christ and Markee. The Audit Committee met 7 times during 2004 and did not act by unanimous written consent. The Board of Directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Board of Directors has determined that Mr. Farquhar is an audit committee financial expert. The Audit Committee Charter is available on the Company's website www.dothill.com.

COMPENSATION COMMITTEE

The Compensation Committee reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's executive officers and other senior management; reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; and administers the Company's stock option and purchase plans, deferred compensation plans and other similar programs. Three independent directors comprised the Compensation Committee during 2004. As of December 31, 2004, the committee was comprised of Messrs. Christ, Farquhar and Markee. The Compensation Committee met 10 times during 2004 and did not act by unanimous written consent. In the opinion of the Board, the Compensation Committee members are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards) and free of any relationship that would interfere with their exercise of independent judgment as members of this committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee oversees all aspects of the Company's corporate governance functions on behalf of the Board, including procedures for compliance with significant applicable legal, ethical and regulatory requirements that affect corporate governance; makes recommendations to the Board regarding corporate governance issues; identifies, reviews and evaluates candidates to serve as directors of the Company; serves as a focal point for communication between such candidates, non-committee directors and the Company's management; recommends candidates to the Board; and makes such other recommendations to the Board regarding affairs relating to the directors of the Company as may be needed. The Board has adopted a Nominating and Corporate Governance Committee Charter, a copy of which is available on the Company's website www.dothill.com. During 2004, three independent directors comprised the Nominating and Corporate Governance Committee. As of December 31, 2004, the committee was comprised of Messrs. Markee, Farquhar and Christ. The Nominating and Corporate Governance Committee met 5 times during 2004 and did not act by unanimous written consent. In the opinion of the Board, the Nominating and Corporate Governance Committee members are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards) and free of any relationship that would interfere with their exercise of independent judgment as members of this committee.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain qualifications, including being able to read and understand basic financial statements and having the highest personal integrity and ethics. The Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company's stockholders. However, the Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Committee considers diversity, skills, and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

At this time, the Nominating and Corporate Governance Committee has not adopted a policy to consider director candidates recommended by stockholders, in part because historically no such recommendations have been made by stockholders. The Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors met 8 times during the last fiscal year. Each Board member except Mr. Markee attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Historically, the Company has not adopted a formal process for stockholder communications with the Board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board has been excellent. Nevertheless, during the upcoming year the Nominating and Corporate Governance Committee will give full consideration to the adoption of a formal process for stockholder communications with the Board and, if adopted, publish it promptly and post it to the Company's website.

CODE OF ETHICS

The Company has adopted the Dot Hill Code of Business Conduct and Ethics that applies to all officers, directors and employees. The Code of Business Conduct and Ethics is available on our website at *www.dothill.com*. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

Report of the Audit Committee of the Board of Directors(1)

The Audit Committee oversees the Company's corporate accounting and financial reporting process. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report with management and discussed with management the quality, in addition to the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States of America including the matters required to be discussed by Statement on Auditing Standards No. 61. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 and has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their respective audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004 for filing with the Securities and Exchange Commission. The Audit Committee has also recommended, subject to stockholder ratification, the selection of the Company's independent auditors.

Audit Committee

Norman R. Farquhar, Chairman   Charles Christ   Joseph Markee

March 24, 2004

Proposal 2

Ratification Of Selection Of Independent Auditors

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending December 31, 2005 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the annual meeting. Deloitte & Touche LLP has audited the Company's financial statements since 1999. Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Deloitte & Touche LLP. Abstentions will be counted toward the tabulation of votes cast on Proposal 3 and will have the same effect as votes cast against the ratification of the selection of Deloitte & Touche LLP. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Auditors' Fees

Audit Fees. During the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, the "Deloitte Entities") for the audit of the Company's annual financial statements for such fiscal years, reviews of the Company's financial statements included in the Company's Quarterly Reports on Form 10-Q and statutory and regulatory filings or engagements were $862,250 and $497,220, respectively.

Audit Related Fees. During the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed by the Deloitte Entities for audit-related services for the audit of the Company's 401K plan were $18,140 and $17,200, respectively.

Tax Fees. During the fiscal years ended December 31, 2004 and 2003, the aggregate fees billed by the Deloitte Entities for professional services rendered for tax compliance, tax advice and tax planning were $195,674 and $159,735, respectively. The nature of these services were to prepare state and federal income tax returns and extensions for returns, to respond to requests related to various state and city audits and tax-related notices, to investigate various options related to international tax planning strategies, and to assist in determining appropriate structures for foreign branches and subsidiaries.

All Other Fees. The aggrgate fees billed by the Deloitte Entities for all other services were $1,500 for the fiscal year ended December 31, 2004 and none for the fisal year ended December 31, 2003.

All fees described above were approved by the Audit Committee.

Pre-Approval Policies and Procedures.

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditor, Deloitte & Touche LLP. The Audit Committee's approval of the scope and fees of the engagement of the independent auditor is given on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of all non-audit services during the last fiscal year by Deloitte & Touche LLP is compatible with maintaining the auditor's independence.

The Board Of Directors Recommends
A Vote In Favor Of Proposal 2.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 21, 2005 by:

- all those known by the Company to be beneficial owners of more than five percent of its common stock;
- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table; and
- all executive officers and directors of the Company as a group.

Beneficial Ownership(1)

Beneficial Owner	Beneficial Ownership(1)	
	Number of Shares	Percent of Total
5% Stockholders		
Capital Group International, Inc.(2) 11100 Santa Monica Blvd. Los Angeles, CA 90025	3,436,700	7.9%
Essex Investment Management Company, LLC 125 High Street, 29th Floor Boston, MA 02110	4,608,636	9.8%
Officers & Directors		
W.R. Sauey(3)	1,793,695	4.1%
James L. Lambert(4)	1,307,034	3.0%
Dana W. Kammersgard(5)	575,316	1.3%
Preston Romm(6)	276,482	*
Norman R. Farquhar(7)	100,750	*
Charles Christ(8)	125,917	*
Joseph Markee	0	*
All executive officers and directors as a group (7 persons)	4,179,194	8.9%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "SEC"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned unless otherwise provided in a footnote. Applicable percentages are based on 46,982,667 shares outstanding on March 21, 2005, including adjustments as required by rules promulgated by the SEC.

(2) Includes 3,126,000 shares beneficially owned by Capital Guardian Trust Company, a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the shares reported herein, including Capital Guardian Trust Company.

(3) Includes (i) 429,703 shares held by Flambeau Inc. and 33,866 shares held by Seats, Inc. Mr. Sauey is Chairman of the Board and the principal stockholder of Flambeau Inc. and Seats, Inc. Mr. Sauey disclaims beneficial ownership of all the above-listed shares, except to the extent of his pecuniary or pro rata interest in such shares. Also includes options to purchase 128,750 shares exercisable within 60 days of March 21, 2005.

(4) Includes (i) 935,072 shares held jointly with Pamela Lambert, the spouse of Mr. Lambert, (ii) 1,440 shares held by Pamela Lambert, (iii) 66 shares held by Mr. Lambert's daughter, (iv) 1,332 shares held by the James Lambert IRA, and (v) options to purchase 369,124 shares exercisable within 60 days of March 21, 2005.

(5) Includes (i) 218 shares held by Lisa Kammersgard, the spouse of Mr. Kammersgard, as to which shares Mr. Kammersgard disclaims beneficial ownership, and (ii) options to purchase 224,582 shares exercisable within 60 days of March 21, 2005.

(6) Includes (i) 400 shares held by Joseph and Neva Romm Family Trust, as to which Mr. Romm is co-trustee and (ii) options to purchase 273,082 shares exercisable within 60 days of March 21, 2005.

(7) Includes options to purchase 100,750 shares exercisable within 60 days of March 21, 2005.

(8) Includes options to purchase 125,917 shares exercisable within 60 days of March 21, 2005. Does not include 640,000 shares held by Maxtor Corporation, of which Mr. Christ is a director.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

COMPENSATION OF DIRECTORS

Each non-employee director of the Company excluding the Chairman receives an annual fee of $16,000 plus an additional $2,000 for each scheduled regular meeting of the Board attended in person or an additional $1,000 for each scheduled regular meeting of the Board attended via telephone. The Chairman receives an annual fee of $48,000 plus an additional $2,000 for each scheduled regular meeting of the Board attended in person or an additional $1,000 for each scheduled regular meeting of the Board attended via telephone. Members of the Audit, Compensation and Nominating and Corporate Governance Committees of the Board of Directors also receive additional fees for each committee meeting attended. For each committee meeting attended in person, the additional fee is $1,250 for the Committee Chairman and $1,000 for the other committee members. For each committee meeting attended via telephone, the additional fee is $750 for the Chairman and $500 for the other committee members. During the fiscal year ended December 31, 2004, the total compensation paid to non-employee directors was $216,639. All members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board and committee meetings in accordance with Company policy.

Each non-employee director of the Company also receives stock option grants under the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors' Plan are non-discretionary. Each person who is elected or appointed as a director and who, for at least one year preceding such election or appointment, has at no time served as a non-employee director, is automatically granted under the Directors' Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 50,000 shares of common stock of the Company as of the date of such election or appointment. In addition, as of the date of the annual meeting each year, each member of the Company's Board of Directors who is not an employee of the Company and has served as a non-employee director for at least four months is automatically granted under the Directors' Plan, without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 10,000 shares of common stock of the Company. No other options may be granted at any time under the Directors' Plan. The exercise price of options granted under the Directors' Plan may not be less than 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under the Directors' Plan become exercisable, or vest, over four years during the optionholder's service as a director of the Company and any subsequent employment of the optionholder by, and/or service by the optionholder as a consultant to, the Company or an affiliate (collectively, "service"). With respect to any grant of options, 25% of such options vest after one year of service and the remainder vest monthly over 36 months. Options granted under the Directors' Plan permit exercise prior to vesting, but in such event, the optionholder is required to enter into an early exercise stock purchase agreement that allows the Company to repurchase unvested shares, generally at their exercise price, should the optionholder's service terminate. The term of options granted under the Directors' Plan is ten years. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving the Company, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

During 2004, the Company granted options under the Directors' Plan covering 10,000 shares to each of the four non-employee directors of the Company as of the 2004 annual meeting, at an exercise price of $7.44 per share. The fair market value of the Company's common stock on the date of grant was $7.44 per share (based on the closing sales price reported on the Nasdaq National Market on the day preceding the date of grant). During June 2004, the Company granted a new director options to purchase 50,000 shares of common stock under the Directors' Plan at an exercise price of $9.98, which is equal to the fair market value of the Company's stock on the date of grant. As of December 31, 2004, 49,667 options had been exercised under the Directors' Plan.

Compensation of Executive Officers

Summary of Compensation

The following table shows for the fiscal years ended December 31, 2004, 2003 and 2002, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer during 2004 and, its other two most highly compensated executive officers at December 31, 2004 (the "Named Executive Officers"):

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation($)	Securities Underlying Options (#)	All Other Compensation ($)
James L. Lambert	2004	395,058	131,022	—	100,000	—
Chief Executive Officer	2003	350,000	1,270,074	—	150,000	—
	2002	350,000	—	—	—	—
Dana W. Kammersgard	2004	349,269	125,961	—	300,000	—
President	2003	297,692	779,506	—	50,000	—
	2002	264,423	—	—	—	—
Preston Romm	2004	232,404	54,694	—	40,000	—
Chief Financial Officer,	2003	199,331	488,692	—	100,000	—
Treasurer and Secretary	2002	185,500	—	—	—	—

Stock Option Grants And Exercises

The Company grants options to its executive officers under its Equity Incentive Plan. As of March 21, 2005, options to purchase a total of 4,585,133 shares were outstanding under the Equity Incentive Plan and options to purchase 179,142 shares remained available for grant thereunder. All options granted under the Equity Incentive Plan expire ten years from the date of grant, are not transferable by the optionee (other than by will or the laws of descent and distribution), and are exercisable during the optionee's lifetime only by the optionee. These options become exercisable in full four years from the date of grant. To the extent exercisable at the time of employment termination, these options may be exercised for an additional 60 days.

For the fiscal year ended December 31, 2004, 440,000 options were granted to the Named Executive Officers. The following table shows options exercised during 2004, and held as of December 31, 2004, by the Named Executive Officers.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Or Base Price ($/Sh)	Expiration Date	5% ($)	10% ($)
James L. Lambert	100,000	22.7	15.15	01/01/14	952,775	2,414,520
Dana W. Kammersgard	50,000	11.4	15.15	01/01/14	476,388	1,207,210
Dana W. Kammersgard	250,000	56.8	6.25	11/01/14	982,648	2,490,223
Preston Romm	40,000	9.1	15.15	01/01/14	381,110	965,808

Aggregated Option Exercises in Fiscal 2004, and Value of Options at End of Fiscal 2004

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Unexercised Options at Fiscal Year-End(#)(2)(3)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(2)(4)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James L. Lambert	—	—	313,916	202,083	1,258,556	504,306
Dana W. Kammersgard	—	—	194,374	340,625	956,663	607,712
Preston Romm	—	—	244,333	106,666	950,530	271,570

(1) Value realized is based on the fair market value of the Company's common stock on the date of exercise minus the exercise price (or the actual sales price if the shares were sold by the optionee simultaneously with the exercise) without taking into account any taxes that may be payable in connection with the transaction.

(2) Reflects shares vested and unvested at December 31, 2004. Certain options granted under the Equity Incentive Plan and the Directors' Plan are immediately exercisable, but are subject to the Company's right to repurchase unvested shares on termination of employment.

(3) Includes both in-the-money and out-of-the-money options.

(4) Calculated based on the fair market value of the Company's common stock on December 31, 2004 ($7.84) less the exercise or base price. Excludes out-of-the-money options.

Employment, Severance and Change of Control Agreements

In August 1999, the Company entered into employment contracts with James Lambert and Dana Kammersgard that currently provide for base salaries in the amounts of $385,000 and $330,000, respectively. These employment contracts may be terminated at the option of either the Company or the employee "for cause" or, upon 30 days written notice, for convenience and "without cause." If the Company terminates for convenience, the employee is entitled to a severance payment equal to the employee's then-current annual base salary. In addition, following termination of employment other than due to death or disability, the Company may hire the employee as a consultant for a period of one year at a cost of 25% of the employee's then-current annual base salary, during which period the employee may not engage in any business activities that directly compete with the business of the Company. The agreements also provide for indemnification of the employees, non-disclosure of confidential or proprietary Company information and health and dental insurance for the employee, his spouse and his children under the age of 21.

In November 1999, the Company and Preston Romm executed an employment offer letter pursuant to which Mr. Romm became the Chief Financial Officer of the Company. Mr. Romm's employment agreement currently provides for a base salary of $225,500. Mr. Romm's employment agreement may be terminated by the Company or Mr. Romm at will. The agreement also provides for non-disclosure of confidential or proprietary Company information and health and dental insurance for Mr. Romm, his spouse and his children under the age of 21.

Effective August 23, 2001, the Company entered into change of control agreements with Messrs. Lambert, Kammersgard and Romm. Under Mr. Lambert's change of control agreement, in the event of an acquisition of the Company or similar corporate event, Mr. Lambert's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 150% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Kammersgard's change of control agreement provides that if Mr. Kammersgard's employment with the Company is terminated, other than for cause, in connection with an acquisition of the Company or similar corporate event, Mr. Kammersgard's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Romm's change of control agreement provides that, in the event of an acquisition of the Company or similar corporate event, Mr. Romm's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect.

Effective January 1, 2004, the Compensation Committee of the Board of Directors adopted the Company's 2004 executive compensation plan (the "2004 Plan") for Messrs. Lambert, Kammersgard and Romm for the year 2004. The 2004 Plan provides for base salary in the amount of $385,000, $330,000 and $225,000, respectively, for Messrs. Lambert, Kammersgard and Romm. Except with respect to base salaries, the terms of the 2004 Plan are in addition to the terms of such officer's employment agreements. The 2004 Plan provides for annual performance bonuses for participating executive officers determined in accordance with objective and subjective criteria which will be established by the Compensation Committee during 2004.

On February 3, 2005, the Chairman of the Compensation Committee approved the 2005 Executive Compensation Plans (the "2005 Compensation Plans") for the Company's Chief Executive Officer, James Lambert, President, Dana Kammersgard, and Chief Financial Officer, Preston Romm. Under the 2005 Compensation Plans, the Company's Chief Executive Officer, President and Chief Financial Officer are eligible to receive bonuses in an amount to be calculated in accordance with the terms of their respective 2005 Compensation Plan and dependent on the satisfaction of certain conditions relating to the Company's revenues. In the case of the Chief Executive Officer, the target bonus is 80% of the Chief Executive Officer's base salary. In the case of the President, the target bonus is 70% of the President's base salary. In the case of the Chief Financial Officer, the target bonus is 50% of the Chief Financial Officer's base salary. In addition, the 2005 Compensation Plans include base annual salary increases for Mr. Lambert, from a base annual salary of $385,000 to $400,000, and for Mr. Romm, from a base annual salary of $225,000 to $247,000.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION(1)

The Compensation Committee of the Board of Directors (the "Committee") is composed of independent directors. The Committee is responsible for establishing and administering compensation arrangements with the Company's executive officers. The Committee annually evaluates the performance, and determines the compensation of, the Chief Executive Officer ("CEO") and the other executive officers of the Company based upon a mix of the achievement of corporate goals, individual performance and comparisons with other companies in the storage industry.

COMPENSATION OBJECTIVES AND IMPLEMENTATION

The objectives of the Company's executive compensation arrangements are to attract, motivate and retain the services of key management and to align the interests of its executives with those of the Company's stockholders. The Committee endeavors to accomplish these by:

- Establishing compensation arrangements that are adequate to attract, motivate and retain the services of key management personnel and that deliver compensation commensurate with the Company's performance, as measured against the achievement of operating, financial and strategic objectives and taking into account competitive compensation practices in the industry.
- Providing significant equity-based incentives for executives to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities as owners rather than solely as employees.
- Rewarding executives if stockholders receive an above-average return on their investment over the long term.

COMPENSATION MIX AND MEASUREMENT

A portion of the Company's annual executive compensation program is determined on the basis of corporate performance. The Company's current executive compensation mix generally consists of an annual base salary, which in the Committee's opinion is adequate under the circumstances to retain the services of the executive, a cash bonus based on Company and individual performance and stock options that are intended to provide long-term incentives tied to increases in the value of the Company's common stock and bonuses based on individual performance.

SALARY

The Committee establishes the annual base salary for the executive officers in line with their responsibilities and with external market practices. To provide the Committee with more information for making compensation comparisons, the Company obtains and considers, from time to time, third party, nationally recognized surveys that include a broader group of companies than those companies included in the peer groups shown on the Company's Performance Measurement Comparison Graph. Based on such surveys, the Committee generally seeks to establish executive officer salaries in the mid-range as compared to other surveyed companies. When setting each officer's compensation, the Committee also considers the level of responsibility, experience, individual contributions and performance, and overall Company performance. The 2004 compensation of the Company's executive officers was set by the Committee after consideration of the factors discussed above.

ANNUAL BONUSES

Annual bonuses are awarded to the Company's executives in accordance with the executive compensation plan for the year as established by the Committee. The Company's 2004 executive compensation plan provided for performance bonus targets, at plan, ranging from 50% to 70% of base salary. 70% of the target performance bonus is to be calculated based on the level to which specified revenue and net income goals were reached or exceeded during the course of the year, 10% is to be based on subjective evaluation of working capital and cash flow management and the remaining 20% is to be based on a subjective evaluation of individual performance. Under the Company's 2005 Executive Compensation Plans, the Chief Executive Officer, President and Chief Financial Officer are eligible to receive bonuses in an amount to be calculated in accordance with the terms of their respective plan and dependent on the satisfaction of certain conditions relating to the Company's revenues. The target bonuses are 80% of the Chief Executive Officer's base salary, 70% of the President's base salary and 50% of the Chief Financial Officer's base salary.

LONG-TERM INCENTIVES

Long-term incentives are provided to executives through the Equity Incentive Plan. Grants under the Equity Incentive Plan generally have a term of 10 years and are tied to the market valuation of the Company's common stock, thereby providing an additional incentive for executives to build stockholder value. In addition, grants are generally subject to vesting over four years, with vesting tied to continued employment. Executives receive value from this plan only if the Company's common stock appreciates accordingly. This component is intended to retain and motivate executives to improve long-term stock market performance. Additional long-term incentives are provided through the Company's 2000 Amended and Restated Employee Stock Purchase Plan in which all eligible employees may invest up to 15% of their annual compensation. In November 2004, the Committee granted options to purchase 250,000 shares of common stock to Mr. Kammersgard, effective November 1, 2004. In addition in January 2005, the Committee granted options to purchase 245,000, 80,000 and 90,000 shares of common stock to Messrs. Lambert, Kammersgard and Romm, effective January 31, 2005.

The Committee subjectively determines option grant levels to executive officers after considering the practices of other, similar companies based on information from the surveys referred to above. The Committee generally targets stock option awards that result in equity positions in the mid range relative to other surveyed companies. In making stock option award determinations, the Committee considers the amount and terms (such as vesting) of options and restricted stock held by each executive officer, the overall performance of the Company, as well as the level of responsibility, experience, individual contributions and performance of each executive officer.

LIMITATION ON DEDUCTION OF COMPENSATION PAID TO CERTAIN EXECUTIVE OFFICERS

Section 162(m) of the Internal Revenue Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Internal Revenue Code. The Committee has determined that stock options granted under the Equity Incentive Plan with an exercise price at least equal to the fair market value of the Company's common stock on the date of grant shall be treated as "performance-based compensation."

CHIEF EXECUTIVE OFFICER COMPENSATION

The Committee uses the same procedures described above for all executive officers in setting annual salary, annual performance bonus and long-term incentives awards for the CEO. Based on the Committee's assessment of data from the surveys referred to above and taking into account the CEO's individual and Company accomplishments during 2004, in January 2005 the Committee granted the CEO a stock option to purchase 245,000 shares of common stock, effective January 31, 2004, with a per share exercise price equal to the closing price of the Company's common stock on the Nasdaq National Market on the day preceding the effective date of the grant, and in February 2005 the Committee determined that the CEO's annual base salary would be increased to $400,000 for 2005, effective January 1, 2005.

COMPENSATION COMMITTEE

Joseph Markee, Chairman | Norman R. Farquhar | Charles Christ

March 24, 2005

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, during 2004 the Company's Compensation Committee consisted of three independent directors, Messrs. Christ, Farquhar and Markee, none of whom has ever been an officer or employee of the Company or any of its subsidiaries, or had any relationship requiring disclosure under this caption.

PERFORMANCE MEASUREMENT COMPARISON(1)

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 1999 for (i) the Company's common stock, (ii) the Standards & Poor's 500 Index (the "S&P 500") and (iii) the common stock of a group of peer issuers. The group of peer issuers consists of eleven companies with common stock that is publicly traded and which operate in the computer data storage industry: Advanced Digital Info Corp., Auspex Sys Inc., Ciprico, Inc., EMC Corp., MTI Technology Corp., Network Appliance, Inc., nStor, Overland Data, Inc., Procom Technology Inc., Storage Computer Corp. and Storage Technology. In 2000, the Company compared itself to eleven companies, those listed above plus Exabyte and less nStor. All values assume reinvestment of the full amount of all dividends and are calculated as of December 31 of each year:

COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN*
AMONG DOT HILL SYSTEMS CORP., THE S & P 500 INDEX,
AND A PEER GROUP



350
300
250
200
150
100
50
0
DOLLARS
12/99 3/00 6/00 9/00 12/00 3/01 6/01 9/01 12/01 3/02 6/02 9/02 12/02 3/03 6/03 9/03 12/03 3/04 6/04 9/04 12/04
DOT HILL SYSTEMS CORP.
S & P 500
NEW PEER GROUP
OLD PEER GROUP

* $100 invested on 12/31/99 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Dot Hill Systems Corp. stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to Kirsten Garvin, Dot Hill Systems Corp., 6305 El Camino Real, Carlsbad, California 92009 or contact Ms. Garvin at (760) 476-3811. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Preston Romm
Secretary

March 28, 2005

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2004 is available without charge upon written request to: Corporate Secretary, Dot Hill Systems Corp., 6305 El Camino Real, Carlsbad, California 92009.

Corporate information

Board of Directors
Charles Christ, Chairman
James Lambert, Vice Chairman
Norman Farquhar
Joseph Markee
W.R. Sauey

Executive Officers
James Lambert,
Chief Executive Officer & Vice Chairman
Dana Kammersgard,
President
Preston Romm,
Chief Financial Officer & Secretary

Corporate Headquarters
6305 El Camino Real
Carlsbad, CA 92009

Stock Transfer and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038

Independent Auditors
Deloitte & Touche LLP
701 B Street, Suite 1900
San Diego, CA 92101

Legal Counsel
Cooley Godward LLP
4401 Eastgate Mall
San Diego, CA 92121

Annual Meeting of Shareholders
April 25th, 2005 at 8:30 a.m., Pacific Standard Time. A notice of the meeting, proxy and proxy statement will be mailed on or about March 28th, 2005, at which time proxies will be solicited by the Board of Directors.

Investor Relations
(800) 872-2783 or (760) 931-5500
e-mail address: investors@dothill.com

This annual report contains statements about future events and results. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. Actual results and events may differ from the forward-looking statements. To learn about some of the risks that contribute to the uncertain nature of the forward-looking statements, please read the risk factors set forth in the forms 10-K, 8-K and 10-Q recently filed by Dot Hill. All forward-looking statements speak only as of the date on which they were made, and Dot Hill is not obliged to update statements to reflect events that occur or circumstances that exist after the date on which they were made. Product names and company names mentioned herein are trademarks and or registered trademarks of their respective owners.

DOT HILL SYSTEMS CORP.
6305 EL CAMINO REAL, CARLSBAD, CA 92009
800.872.2783 760.931.5500 FAX 760.931.5527
WWW.DOTHILL.COM